Exhibit 99.1

GOVERNANCE MATTERS

EXCELLENCE. TRUST. RESPECT. RESPONSIBILITY.

2020 NOTICE OF MEETING

PROXY STATEMENT AND INFORMATION CIRCULAR

VERMILION ENERGY

FRONT COVER THEME

As illustrated by the front cover photo, we give together through our Days of Caring.  Throughout the company, our staff volunteer to support social and environmental agencies we’ve partnered with in the communities where we operate.

Here, Vermilion has partnered with the Nature Conservancy of Canada (NCC), one of Canada's leading national conservation organizations.  In 2016 and 2019, a group of Vermilion volunteers from our Canada Business Unit tackled projects like trail clearing and sign installation at the Coyote Lake Nature Sanctuary, which is a popular hiking destination near our operations in Drayton Valley, Alberta.  This work helped to ensure a safe and enjoyable experience for visitors, and contributed to the safety of local wildlife.

NCC focuses on protecting the natural areas that sustain Canada's plants and wildlife by securing properties, and managing them for the long term.  To date, NCC and its partners have helped to conserve more than 35 million acres of ecologically significant land from coast to coast.

Through programs like this, Vermilion is proud to have invested over $7.4 million and 10,800 hours of volunteer time in strategic community partnerships over the past five years.

ABOUT VERMILION

Vermilion is a publicly traded, widely held, international energy producer. We are headquartered in Calgary, Alberta, Canada, with onshore and offshore operations around the world in countries noted for their stable, well-developed fiscal and regulatory policies regarding oil and gas exploration and development. Our core business involves the acquisition, exploration, development and optimization of hydrocarbon resources, with an emerging focus on developing renewable energy projects closely related to our core competencies.

VERMILION IS A DIVERSIFIED ENERGY PRODUCER WITH ASSETS IN THREE POLITICALLY STABLE REGIONS

TABLE OF CONTENTS

Executive Summary
Executive Summary	1
Business Highlights	1
Compensation Highlights	4
Independent Board with Significant Breadth and Depth	6
External Recognition	7
Letter to Shareholders
Letter to Shareholders	8
Shareholder and Voting Information
Invitation to Shareholders	10
General Information	11
Registered and Beneficial Shareholder Voting	15
General Voting Information	16
Annual Business	17
Special Business	18
Director Nominees and Compensation
Director Nominee Biographies	20
Director Compensation	26
Equity Ownership	30
Corporate Governance
Board Governance Policies and Highlights	32
Governance Philosophy	33
Board and Executive Diversity Policy	33
Nomination of Directors	34
Other Public Directorships	34
Directors Serving Together	35
Board Assessments	35
Skills and Experience	36
Continuing Education	39
Orientation	40
Independence and Board Committees	40
Expectations of Board Members	40
Meeting Attendance	41
Sessions without Management	42
Retirement Guideline	42
Terms of Reference	42
Code of Business Conduct and Ethics	43
Risk Oversight	43
Board Committees	43
Sustainability and Climate-Related Governance	44
Board and Committees
Board and Committee Highlights	48
Board of Directors	49
Audit Committee	51
Governance and Human Resources Committee	52
Health, Safety and Environment Committee	54
Independent Reserves Committee	54
Sustainability Committee	55
Compensation Discussion and Analysis
Compensation Practices and Highlights	56
Overview from the Chair of the Board and Lead Director	57
Compensation Discussion and Analysis Overview	59
Strategy and Objectives	59
Compensation Program Design	59
Elements of Compensation	61
Peer Groups	67
Corporate Performance Results and Compensation Impact
2019 Performance – Corporate Scorecard Measures and Results	70
2020 Corporate Scorecard Measures	73
Executive Ownership Guidelines	74
Clawback Policy (Recoupment of Incentive Compensation	74
Trading in Vermilion Securities	75
Anti-Hedging Policy	75
Succession Planning	75
Performance Graph	76
Cost of Management Ratios	77
2019 Total Compensation Mix	78
Executive Compensation
Named Executive Officers	79
2019 Compensation Decisions	82
Summary Compensation Table	85
Termination and Change of Control Benefits	88
Schedules and Other Information
Schedule “A” – Terms of Reference for the Board	A-1
Schedule “B” – Summary of Vermilion Incentive Plan	B-1
Schedule “C” – Summary of Five-Year Security-Based
Compensation Arrangement	C-1
Schedule “D” – Summary of Deferred Share Unit Plan	D-1
Schedule “E” – Summary of Employee Bonus Plan	E-1
Schedule “F” – Summary of Employee Share Savings Plan	F-1
Schedule “G” – Advisory Statements	G-1
Schedule “H” – Virtual Meeting Guide	H-1
Corporate Information	Inside back cover

Executive Summary

EXECUTIVE SUMMARY

You can find the highlights of our proxy statement and key results for 2019 in the next few pages. Please see the Annual Report for full details of our 2019 performance, which can be found on Vermilion’s corporate website at www.vermilionenergy.com (under the heading “Invest with Us” subheading “Reports & Filings”).

Business Highlights

The commodity price environment remained volatile during 2019, which correspondingly put further pressure on energy stocks throughout the year. In spite of this environment, 2019 was another successful year for Vermilion.

ANNUAL PRODUCTION

✓	Record annual average production of 100,357 boe/d in 2019, with new highs achieved in Canada, the Netherlands and the United States.
✓	Continued production per share (“PPS”) growth while continuing to improve capital intensity. In 2019, PPS increased by 5%, marking our seventh straight year of PPS growth. Our compounded annual PPS growth rate over this time has been 8%.

FUND FLOWS FROM OPERATIONS1 (“FFO”)

✓	Track record of FFO growth over the long-term despite a volatile commodity price environment.
✓	Reflecting our continuous improvement in capital efficiency, this production growth translated into year-over-year fund flows from operations[1] growth of 8%.

RESERVES

✓	We have efficiently and consistently increased our reserves base using a combination of organic development activities (including conversions from our high-quality resource portfolio) and accretive acquisitions.
✓	Since 2012, reserves per share have increased at a 10% annual compounded rate.[2]
✓	Proved plus probable reserves increased by 3% year-over-year while also increasing the liquids weighting of our reserves.

FREE CASH FLOW1 (“FCF”)

✓	Generated record FCF in 2019 of $385 million, which represents a 20% increase from 2018.
✓	Our ability to generate free cash flow is what allows our business model to return cash to the owners of our company via a monthly dividend.

Notes:

1.	See Advisory in Schedule “G”.
2.	Compound annual growth rate (CAGR) is the growth rate from the beginning balance to the ending balance, assuming reinvestment at the end of each year of the observation period. It is essentially a number that describes the rate at which reserves would have grown if it had grown the same rate every year. See Advisory in Schedule “G”.
3.	As evaluated by GLJ in a report dated February 10, 2020, with an effective date of December 31, 2019. See Advisory in Schedule “G”.

Page 1 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Executive Summary

DIVIDEND HISTORY

✓	We have paid a monthly dividend since 2003, paying a total of over $3.8 billion, or over $40 per share of dividends from inception in 2003 to March 15, 2020.
✓	During March 2020, our Board of Directors approved two reductions to our monthly dividend to $0.02 per share from $0.23 per share. This change was made in response to weakness in commodity prices and reduced global economic prospects following the outbreak of the novel coronavirus (COVID-19).

CONSERVATIVE BALANCE SHEET

✓	Adequate liquidity to execute our business plan.

COMMODITY MIX

✓	Commodity and geographic diversification reduce volatility.

Note:

1.	Company estimates as at March 13, 2020. FCF is a non-standardized measure (see Advisory in Schedule “G”) and excludes interest expense. FCF defined as FFO less E&D sustaining and growth capital expenditures. FCF estimate based on March 13, 2020 strip and noted prices as follow: Brent US$55.29/bbl; WTI US$50.41/bbl; LSB = WTI less US$5.09; TTF $4.52/mmbtu; AECO $1.90/mmbtu; CAD/USD 1.33; CAD/EUR 1.49 and CAD/AUD 0.89. Includes existing hedges. Germany, CEE and North American Gas have been excluded as those products and countries are estimated to produce not meaningful or negative FCF in 2020 at quoted strip.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 2

Executive Summary

VERMILION’S INTERNATIONAL ADVANTAGE

✓	Focused in three core areas: North America, Europe and Australia, with stable, well-developed fiscal and regulatory regimes.
✓	Global asset portfolio provides commodity diversification and premium pricing.
✓	Diversified product portfolio reduces price correlation, increasing stability of our cash flows.
✓	Project diversification allows allocation of capital to the highest return commodity products and jurisdictions, increasing return on capital employed and producing more reliable growth.
✓	Greater selection of business development opportunities due to global reach.
Commodity Exposures	Vermilion	North American Industry	International Industry
North American Natural Gas	✓	✓
European Natural Gas	✓		✓
WTI Crude Oil	✓	✓
Brent Crude Oil	✓		✓

EMISSIONS INTENSITY PER BOE

✓	Vermilion is about real improvements in emissions performance, including cases in which we take over more highly emitting assets. The 2018 increase in emissions intensity is related to the acquisition of Spartan Energy Corp in 2018. When we acquire assets, we seek to reduce emissions over time through superior operations as we did in 2014 to 2017 following the acquisition of a private southeast Saskatchewan producer. We expect to significantly improve the emissions profile from the Spartan assets.
✓	Operational improvements undertaken in 2018 have already resulted in a 10,871 tCO2e reduction in flaring and venting emissions and remain ongoing for these assets.
✓	Fiscal year 2019 environmental reporting will be available in mid-2020.

Note:

1.	Greenhouse gas emissions: Scope 1 (Direct, from Vermilion-owned/controlled sources) and Scope 2 (Indirect, from purchased energy sources) in tonnes of carbon dioxide equivalent per barrel of oil equivalent. Intensity figures reflect operated production.

Page 3 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Executive Summary

Compensation Highlights

Our executive compensation program is designed to reward performance in a simple and effective way. It reflects the size, scope, and success of Vermilion’s global business and the importance of our executive officers operating as a high-performing team, while focusing on key measures of profitability and the creation of shareholder value. Total compensation is targeted between median and top quartile, depending on Company and individual performance. A combination of superior individual and corporate performance results in above median compensation.

The Board exercised discretion to reduce the short-term incentive plan (“STIP”) and long-term incentive plan (“LTIP”) awards for executives and employees. For executives, the 2019 STIP award is reduced on average by 63% compared to last year’s STIP award. Half of this reduction is a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment. The 2020 LTIP grants are suspended until mid-year, at which time we will determine the appropriate grant level based on the commodity price and our share price. Base salaries for employees, including executives, have been kept flat to 2019 rates. This is the third salary freeze for our executive team since 2014. To align with corporate-wide compensation reductions, director compensation is reduced by 25%. For additional details on compensation decisions see Compensation and Discussion Analysis section starting on page 56.

The 2019 Named Executive Officers (“NEOs”), who we also refer to as “executives” in this document, are the President and Chief Executive Officer, Vice President and Chief Financial Officer, Executive Vice President and Chief Operating Officer, Executive Vice President, People and Culture, and Vice President, Business Development.

KEY FEATURES OF OUR EXECUTIVE COMPENSATION PROGRAM

Our short-term and long-term incentive corporate performance scorecards (“STIP Scorecard” and “LTIP Scorecard”) include a minimum of two operational and two return-based performance metrics. Within our scorecards, we disclose the metrics, rationale for the metrics chosen, pre-established targets, achieved results, and the final overall score linked to our compensation program. For full details on STIP and LTIP Scorecard results, see pages 71 and 72.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 4

Executive Summary

PRESIDENT AND CHIEF EXECUTIVE OFFICER (“CEO”) VARIABLE PAY

✓	100% based on corporate performance.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

✓	Holding 7th annual ‘Say on Pay’ vote.

✓	2019 support of 94% and six-year average support of 95%.

ANTI-HEDGING POLICY

✓	Prohibits all directors and officers from engaging in any arrangements that are designed to hedge.

CLAWBACK POLICY

✓	Requires repayment of any incentive pay where executive(s) or officer(s) engage in intentional misconduct that causes financial restatement.

ROBUST OWNERSHIP POLICY

✓	Directors, 3 times annual retainer.

✓	CEO, 8 times base salary – exceeds the industry average ownership requirements.

✓	CEO, post-retirement holding period of 2 times annual base salary for a period of 12 months.

✓	Executive Vice Presidents, 3 times base salary.

✓	Vice Presidents, 1 times base salary.

EXECUTIVE VARIABLE PAY (OTHER THAN CEO)

✓	Executive Vice Presidents based on 2/3 corporate performance and 1/3 individual performance.

✓	Vice Presidents based on 1/3 corporate performance and 2/3 individual performance.

DOUBLE TRIGGER EXECUTIVE AGREEMENTS

✓	CEO relinquished single trigger and moved to double trigger.

✓	All new executive agreements will be double trigger.

✓	Existing executive agreements are grandfathered with single trigger.

COMPENSATION RISK

✓	We assess governance-related risk for our executive compensation by:

✓	Stress-testing to provide possible payouts under various market conditions when we are seeking approval of compensation programs.

✓	Back-testing to determine whether amounts recommended for payout under our compensation programs are aligned with corporate performance and cash affordability and/or are within the limits of our security-based compensation plans as approved by shareholders in 2019.

✓	As a result of the risk testing, for executives, the 2019 STIP payment is reduced by an average of 63% compared to 2018 STIP. Half of this reduction is a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment. 2020 LTIP grants are suspended until mid-year.

Page 5 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Executive Summary

Independent Board with Significant Breadth and Depth

✓	Vermilion maintains a skills matrix to evaluate the skill set of the Board of Directors (“Board”) based on individual director self-assessments.
✓	In addition to the skills matrix summarized below, we have developed a sustainability-specific skills matrix to highlight the skills and experience that our Board members bring to managing environment, social and governance (“ESG”) factors.
✓	Our Board members have significant relevant experience in all facets of our business.

For full details on the Board skills matrix, including the sustainability skills matrix, see pages 36 to 38.

SUSTAINABILITY AND CLIMATE GOVERNANCE

✓	In 2019, the Board and senior management from all business units, participated in a robust scenario analysis exercise focused on the energy transition, its potential trajectories, associated risks and opportunities, and Vermilion’s business strategies for resilience.

DIRECTOR NOMINEES TENURE

✓	60% of the Board has less than five years tenure.

BOARD REFRESHMENT

✓	We annually review Board size and composition to ensure we have the appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company.

REPRESENTATION OF WOMEN

✓	We recognize the importance of gender diversity.
✓	We have a formal Board and Executive Diversity Policy relating to representation of women on our Board and in executive officer level positions.
✓	In 2019, we launched a mentoring program, focused on helping high-potential female employees develop their management skills and prepare for senior leadership roles in the future. Given the positive feedback from mentors and mentees, we plan to continue this program in 2020.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 6

Executive Summary

EXTERNAL RECOGNITION

BOARD GAMES

✓	Recognized for excellence in governance practices as part of the Globe and Mail’s annual Board Games governance report. In 2019, Vermilion’s governance practices resulted in a rank of 1st amongst our peer group, 4th amongst Canadian oil and gas companies and within the top quartile of all companies in the S&P/TSX Composite Index.

CANADIAN COALITION FOR GOOD GOVERNANCE

✓	Recognized year-after-year for best practices for proxy disclosure in the area of executive compensation relating to benefits and perquisites.

ISS ESG QUALITYSCORE

✓	In 2019, recognized for excellence in managing governance risk with decile scores of “1” for Environmental and Social practices (which improved from “2” in Social practices) and “2” for Governance practices (which improved from “3”). A decile score of “1” indicates lower governance risk, while a “10” indicates higher governance risk. Institutional Shareholder Services (“ISS”) QualityScore is a scoring solution supported by data on environmental, social and governance practices, designed to help institutional investors identify risks within portfolio companies.

GREAT PLACE TO WORK® INSTITUTE

✓	Recognized as a Best WorkplaceTM in Canada and Germany. In Canada, Vermilion is the only energy company on a Best WorkplaceTM list (small, medium or large). This recognition is a positive reflection of Vermilion’s strong corporate culture.

CDP DRIVING SUSTAINABLE ECONOMIES

✓	In 2018, Vermilion was named to the CDP Climate Leadership Level (A-) for the second consecutive year. We were the only Canadian oil and gas company to achieve this level, which places us among the top two percent of companies in North America and the top five percent globally. As of the publication date of this document, we are awaiting our final 2019 CDP Climate score.

SAM CORPORATE SUSTAINABILITY ASSESSMENT

✓	Vermilion received a top quartile ranking in 2019 for our industry sector in SAM’s annual Corporate Sustainability Assessment (“CSA”). The CSA analyzes sustainability performance across economic, environmental, governance and social criteria, and is the basis of the Dow Jones Sustainability Indices.

SUSTAINALYTICS ESG RATING

✓	In 2019, Vermilion continued to be in the top quartile of our industry sector in the Sustainalytics ESG Rating Report, which assesses performance over a range of environment, social and governance factors.

MSCI ESG RATING

✓	In 2019, Vermilion's MSCI ESG rating improved to AA. Our Governance Metrics score falls into the highest scoring range for all companies assessed relative to global peers, indicating that our corporate governance practices are well aligned with shareholder interests. This recognition reflects our continued focus on environmental, social and governance performance.

Page 7 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Letter to Shareholders

Letter to Shareholders

Founded in 1994, and now recognized as a premier operator both onshore and offshore, Vermilion has been delivering outstanding financial and operational performance for 25 years. This is made possible by the efforts of more than 1,000 staff (employees and contractors) located across our global operations. In 2019, we continued to be recognized by Great Place to Work® Institute as a Best WorkplaceTM in Canada and Germany.

Vermilion’s operations are focused in three core regions – North America, Europe and Australia – providing diversified commodity exposure and breadth of opportunity. Our international asset base provides the high margins, low base production decline rates, and strong capital efficiencies necessary to support our self-funded business model. We have developed an inventory of conventional and semi-conventional projects that we manage at a growth rate appropriate to our asset base. We continue to increase our portfolio of development and exploration opportunities, as evidenced by our increasing reserves and resources.

We are now in the sixth year of a period of reduced energy prices that began in the second half of 2014. Throughout this period, we have maintained focus on profitability by grinding costs out of all phases of our business ranging from field operations to financing expense, upgrading our capital project slate, and adapting our capital markets model to focus even more acutely on returning capital to shareholders. In this environment, we have been unique among our traditional competitor group in maintaining our dividend while still providing a moderate level of growth. We have paid a monthly dividend (or distribution in the trust era) for the past 205 consecutive months, returning over $40 per share to shareholders over this period. During the energy downturn, we have put more production, reserves and free cash flow behind each share despite dramatically lower capital budgets. Moreover, we are phasing out the small level of remaining DRIP participation at the end of Q3 2020, resulting in 100% of dividends being paid in cash.

We are proud of this record of returning capital to shareholders while still providing per share growth. We think paying dividends is the right thing to do. This model has kept us disciplined in a capital-intensive industry and has put substantial cash back in the hands of investors. As we started 2020, our funding status continued to improve to a projected total payout ratio below 100%, driven by a significantly lower capital budget for 2020 as compared to 2019, and by a modestly positive trend for oil prices. In that environment, we were confident in our ability to continue our monthly dividend at $0.23 while deleveraging our balance sheet. We were clear in stating that we would re-evaluate the dividend in the event of a structural change in commodity prices that could affect our ability to self-fund our combination of capital expenditures and dividends, and that we would prioritize balance sheet strength over other objectives, including either growth or dividends.

With the combined impact of COVID-19 and the OPEC+ price war, we are facing multiple macroeconomic challenges. The emergence of COVID-19 was an unanticipated event, and we do not claim any special expertise in assessing the appropriate type or degree of public health responses to the outbreak. Nonetheless, we must make an assessment of its current and probable future market and economic impacts. We observe that the pandemic has dramatically altered individual, business and government behavior, and that these impacts are decidedly negative for the outlook for global economic growth, commodity prices in general, and oil demand and prices in particular. We do not believe that the long-term prospects for the oil and gas industry are likely to be significantly diminished, and ultimately we expect a resumption of a positive trend for commodity prices. However, we do think the recovery in oil prices that we began to experience at the outset of 2020 will be pushed back for an unknown period, and in the meantime, we are experiencing dramatically lower product prices. In the short-to-medium term, we believe COVID-19 represents a hard-to-quantify set of macro risks of a type that is probably unprecedented in our lifetimes.

We have maintained our dividend though a number of other periods of downside volatility since the commodity crash of 2014, making all of the necessary adjustments to costs and growth levels. During these periods, we continuously assessed our dividend policy in light of our top priority of balance sheet strength. As we considered the economic and commodity outlook at the time of our Q4 2019 release in early March 2020, we believed it was unlikely that we would achieve fully-funded status for our previous dividend at a reasonable level of capital expenditures. Therefore, we determined that a reduction to our dividend was the most prudent course of action at that time. Accordingly, on March 5, 2020 our Board of Directors approved a 50% reduction in our monthly dividend to $0.115 per share, or $1.38 on an annualized basis. The revised dividend became effective for the March dividend payable on April 15, 2020. Illustrating the rapidly escalating nature of the COVID-19-induced economic crisis, eleven days later we reduced our monthly dividend a second time, to a new level of $0.02 per share, or $0.24 on an annualized basis.

In addition to the second dividend reduction on March 16, 2020, we also reduced our capital budget by $80 to $100 million in response to falling commodity prices. In combination, the dividend and capital investment reductions will decrease our cash outlays by nearly one-half billion dollars on an annualized basis, buttressing our commitment to maintaining financial strength and flexibility.

As a further response to the weak commodity price environment, and to demonstrate our commitment to containing costs into 2020, the Board exercised discretion to reduce the STIP payment and LTIP awards for executives and employees. The 2019 STIP award for 2019 was reduced by 63% for executives and 50% for employees compared to last year’s STIP award. Half of this reduction is as a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment. LTIP grants for 2020 are suspended until mid-year, at which time we will determine the appropriate grant level based on prevailing conditions. Base salaries for all employees, including executives, have been kept flat to 2019 rates. This is the third salary freeze for our executive team since 2014. To align with corporate-wide compensation reductions, director compensation is reduced by 25%.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 8

Letter to Shareholders

2019 Corporate Accomplishments

During 2019, Vermilion generated record cash flow, production and reserves despite a continued environment of challenging commodity prices. We recorded FFO of $908 million1 in 2019 on a capital program of $523 million, which translated to free cash flow generation of $385 million, also the highest in our history. The resulting 2019 total payout ratio, after accounting for dividends and asset retirement obligations, was 103%, our lowest since 2008. Net debt in 2019 increased modestly to $2.0 billion; however, the net debt to trailing FFO ratio improved to 2.2x, compared to 2.3x in 2018.

Proved plus probable reserves increased by 3% year-over-year to 501.22 mmboe. The large majority of our new reserve additions were through organic activities as we continued to enhance the recovery factor on existing assets and advanced resources to reserves in a number of our operating areas. We added these reserves at an organic Finding and Development (“F&D”) cost of $9.93/boe1, including Future Development Capital (“FDC”), resulting in an operating recycle ratio of 3.0x1 and funds flow recycle ratio of 2.5x.1 Our F&D costs have been below $10.00/boe for the past three years (three-year average F&D of $9.38, including FDC), while growing our liquids weighting. Driven by a capital-efficient project slate and a continued focus on cost improvements, our three-year organic operating recycle ratio stands at 3.2x. Our contingent and prospective resource bases remain a source of reserve additions, with 31.8 mmboe of contingent and 5.0 mmboe of prospective resources converted to 2P reserves during 2019.2

At Vermilion, we have always been committed to the priorities of health and safety, the environment, and economic prosperity – in that order. Nothing is more important to us than the safety of our communities and those who work with us, and the protection of our natural surroundings. And while our communities rely on us to conduct business responsibly, we believe in reaching beyond conscientious operation, ensuring that our investors, staff, partners and communities share in our success. This aligns well with our pursuit of many of the United Nations Sustainable Development Goals (“SDG”), and with recommendations from the Task Force on Climate-related Financial Disclosures (“TCFD”) and the Sustainability Accounting Standards Board (“SASB”) for managing and reporting on climate risks and opportunities in terms of governance, strategy, risk management and measurement. Our climate approach in particular focuses on energy and operational efficiency, emissions reduction, and renewable energy. This includes geothermal energy projects in our France Business Unit, using our existing strategic infrastructure to provide heat to industrial agricultural and, most recently, social housing projects.

We also continue to proactively address the energy transition. In 2019, the Board of Directors and the Company’s senior management took part in a robust scenario analysis, examining two key scenarios from the World Economic Forum that bring together the work of significant contributors in this area, from the International Energy Agency to Carbon Tracker. These scenarios compare a Gradual and a Rapid transition to low carbon, with the latter meeting the aims of the Paris Agreement to limit global temperature increases to 1.5ºC to 2 ºC, with 1.5 ºC preferred. The results of this analysis will inform our work on sustainability strategy through 2020, including our current climate-related emission reduction targets.

Vermilion’s ESG ratings remain top quartile in our peer group. We believe the rankings from agencies such as CDP, SAM, and Sustainalytics reflect our responsible operating practices and positive track record of reducing emissions from our oil and gas assets. Notably, we have demonstrated an ability to significantly reduce emissions over time on assets we acquire domestically and internationally, highlighting the value proposition Vermilion adds as a responsible producer of energy during the transition to low-carbon, as evidenced by the case study on Vermilion published in 2019 by CDP. As we move forward, we intend to build on this strong track record, including our approach to the larger environmental and social issues such as strategic community investment and human rights. In 2019, the Board of Directors approved the inclusion of a human rights commitment to our Code of Business Conduct and Ethics.

The achievements of our Company would not be possible without the dedication, creativity and hard work of our staff, and the strong leadership of our Board of Directors. Our staff and Board work collaboratively to assess and adapt to today’s multi-faceted challenges to our industry, and to devise the corporate strategy that will continue our long-term record of success in the face of these new challenges. Vermilion is determined to stay at the forefront of economic, social and environmental success.

On behalf of Vermilion’s Board of Directors, we appreciate your continued support. Thank you for your interest and investment in Vermilion.

(“Lorenzo Donadeo”) Lorenzo Donadeo Chair of the Board	(“Anthony Marino”) Anthony Marino President and Chief Executive Officer

Notes:

1.	Non-GAAP Financial Measure. See Advisory in Schedule “G.”
2.	Based on reserves and resources as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 10, 2020 with an effective date of December 31, 2019.

Page 9 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Shareholder and Voting Information

Invitation to Shareholders

It is our pleasure to invite you to attend our annual general and special meeting to be held on Tuesday, April 28, 2020 at 3:00 pm MDT (“Meeting”). With the emergence of COVID-19, and in light of limits on larger gatherings and our concern for the health and safety of our employees and shareholders, our Meeting will be held as a virtual only shareholder meeting with participation electronically as explained further in the accompanying Proxy Statement and Information Circular (“Circular”). Shareholders will not be able to attend the Meeting in person. At the Meeting you will vote on the items of business and hear about our 2019 performance and our future plans.

Please take some time to read this Notice of Meeting and Circular. It contains important information about the Meeting, voting, director nominees, our governance practices, and our director and executive compensation. It will help you to understand the Board’s role and responsibilities and explains our compensation in detail.

We appreciate your confidence in Vermilion and look forward to your participation in the virtual Meeting.

Notice of Meeting
Date and Time:	Tuesday, April 28, 2020 at 3:00 pm MDT
Place:	Virtual only Meeting accessed at https://web.lumiagm.com/131477895
Your Right to Vote:	You have the right to vote if you were a Vermilion shareholder on March 19, 2020
Meeting Matters:	1. receiving our financial statements and the respective auditors’ report for the year ended December 31, 2019;
2. fixing the number of directors to be elected at the Meeting at 10 directors;
3. electing the directors for the next year;
4. appointing Deloitte LLP as auditors;
5. approving a special resolution (the full text of which is set forth on page 18 of the Circular) to reduce the stated capital of Vermilion’s Common Shares by $3.7 billion; and
6. advisory vote on Vermilion’s approach to executive compensation as set forth in this Circular.

If you are a registered shareholder and wish to appoint a third party proxyholder to vote on your behalf at the Meeting, you must appoint your proxyholder by inserting their name in the space provided on the proxy sent to you (and follow the instructions in the proxy within the deadline set forth in the proxy) and register your proxyholder at www.computershare.com/appoint (reference Client ID VRYQ).

If you are a non-registered shareholder and wish to vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form (and follow the instructions in the voting instruction form within the deadline set forth in the voting instruction form) sent to you by your intermediary and register yourself as proxyholder at www.computershare.com/appoint (reference Client ID of VRYQ). After you register, our transfer agent Computershare will provide you with a control number. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself (or a third party) as your proxyholder.

The Circular explains your voting options in further detail (starting on page 15) and gives you more information about the items that will be covered at the Meeting.

Sincerely,

(“Lorenzo Donadeo”)

Lorenzo Donadeo
Chair of the Board

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 10

Shareholder and Voting Information

General Information

Vermilion

Vermilion Energy Inc. is an energy producer that seeks to create value through the acquisition, exploration, development and optimization of producing properties in North America, Europe and Australia. Our business model emphasizes organic production growth augmented with value-adding acquisitions, along with providing dividends to investors. Vermilion is targeting growth in production primarily through the exploitation of light oil and liquids-rich natural gas conventional resource plays in Canada and the United States, the exploration and development of high impact natural gas opportunities in the Netherlands, Germany and Central and Eastern Europe, and oil drilling and workover programs in France and Australia. Vermilion holds a 20% operated interest in the Corrib gas field in Ireland and operates approximately 90% of its production on a worldwide basis.

Through the rest of this Circular we refer to Vermilion Energy Inc. as “we”, “our”, “Vermilion” and/or the “Company”.

We use the following abbreviations for the names of the committees in tables:

>	AC = Audit
>	GHR = Governance and Human Resources
>	HSE = Health, Safety and Environment
>	IR = Independent Reserves
>	SC = Sustainability

Canada Business Unit

Vermilion’s Canadian operations are primarily focused in the West Pembina region of West Central Alberta and in southeast Saskatchewan and Manitoba. In West Pembina, the company targets condensate-rich Mannville natural gas and Cardium light oil plays, while in southeast Saskatchewan and Manitoba the company targets light oil in the Mississippian Midale, Frobisher/Alida and Ratcliffe formations. West Pembina is the Company's main natural gas liquids ("NGL") producing area.

Australia Business Unit

Vermilion holds a 100% operated working interest in the Wandoo offshore oil field and related production assets, located on Western Australia's northwest shelf. Vermilion acquired its interest over two acquisitions completed in 2005 and 2007. Production is sourced from 20 producing well-bores including five dual laterals that are tied into two platforms, Wandoo 'A' and Wandoo 'B'. Wandoo 'B' is permanently manned, houses the required production facilities and incorporates 400,000 bbls of oil storage within the platform's concrete gravity structure.

France Business Unit

Vermilion entered France in 1997 and has completed three subsequent acquisitions. The Company is the largest oil producer in the country and represents approximately three-quarters of domestic oil production. Vermilion predominately produces oil in France and the Company's oil is priced with reference to Dated Brent.

Vermilion's main producing areas in France are located in the Aquitaine Basin southwest of Bordeaux, and in the Paris Basin, located just east of Paris. The two major fields in the Paris Basin area are Champotran and Chaunoy, and the two major fields in the Aquitaine Basin are Parentis and Cazaux.

Netherlands Business Unit

Vermilion entered the Netherlands in 2004 and is the country's second largest onshore natural gas producer (excluding state-owned energy company EBN). Vermilion's natural gas production in the Netherlands is priced off of the TTF index.

Germany Business Unit

Vermilion entered Germany in 2014 through the acquisition of a 25% non-operated interest in natural gas producing assets. In December 2016, Vermilion completed an acquisition of oil and gas producing properties that provided Vermilion with its first operated position in the country. Vermilion holds a significant undeveloped land base in Germany as a result of an extensive farm-in agreement the Company entered into in 2015. Vermilion's natural gas production in Germany is priced off the NCG and GPL indexes, which are both highly correlated to the TTF benchmark, and Vermilion's oil production is priced with reference to Dated Brent.

Ireland Business Unit

Vermilion has a 20% operated interest in the offshore Corrib natural gas field located off the northwest coast of Ireland. Vermilion initially acquired an 18.5% non-operated interest in 2009. In 2018, Vermilion entered into a strategic partnership with the Canadian Pension Plan Investment Board ("CPPIB"), as a result Vermilion acquired an additional 1.5% working interest and assumed operatorship of Corrib. The asset is comprised of six offshore subsea wells, an onshore natural gas processing facility and offshore and onshore pipeline segments.

United States Business Unit

Vermilion entered the United States in 2014 through the acquisition of assets in the East Finn area of the Powder River Basin of northeastern Wyoming and expanded its position in 2018 through the acquisition of mineral land and producing assets in the Hilight area approximately 40 miles northwest of the existing assets. All of our working interest ownership in Wyoming is Company operated.

Page 11 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Shareholder and Voting Information

Central and Eastern Europe ("CEE") Business Unit

Vermilion established its CEE Business unit in 2014 with a head office in Budapest, Hungary. The CEE business unit is responsible for business development in the CEE, including managing the exploration and development opportunities associated with the Company's land holdings in Hungary, Slovakia, Croatia and Ukraine.

Vermilion's land position in the CEE consists of 952,300 (951,900 net) acres in Hungary, 485,600 (242,800 net) acres in Slovakia and 2.2 million (2.2 million net) acres in Croatia. Currently, 99% of Vermilion's land position in the CEE is undeveloped.

During the third quarter of 2019, Vermilion was awarded two exploration licenses in Ukraine, subject to a final production sharing agreement, in a 50/50 partnership with Ukrgazvydobuvannya ("UGV"), a Ukrainian state-owned gas producer. The licenses cover approximately 500,000 gross acres situated in one of Europe's most prolific natural gas regions (Dnieper-Donets Basin).

Common Shares Outstanding

At the close of business on March 1, 2020, there were 156,622,743 Common Shares outstanding. Our Common Shares trade under the symbol VET on the Toronto Stock Exchange (“TSX”) and on the New York Stock Exchange (“NYSE”).

Owners of 10% or More of the Common Shares

To the knowledge of the directors and executives, no person or company owns or controls more than 10% of our Common Shares.

Interests in Meeting Business and Material Transactions

None of Vermilion, our directors and officers, any nominee for election as a director or anyone associated or affiliated with any of the above has a material interest in any item of business at the Meeting. A material interest is one that could reasonably interfere with the ability to make independent decisions.

No insider of Vermilion has or had, during 2019, a material interest in a material transaction or proposed material transaction affecting Vermilion.

Indebtedness

We do not make loans to our directors or executives. As a result, there are no loans outstanding to any of them.

Annual Report and Other Documents

We file our Annual Report and Annual Information Form with Canadian and U.S. securities regulators. Financial information is provided in our comparative annual financial statements and Management’s Discussion and Analysis for the most recently completed fiscal year. A copy of the Annual Report, including our annual financial statements, notes to the financial statements and Management’s Discussion and Analysis, the Annual Information Form and this Circular will be provided on request to registered and beneficial shareholders. You can also obtain copies by accessing our public filings at www.sedar.com, www.sec.gov or www.vermilionenergy.com.

We also maintain ESG information on our website at www.sustainabilty.vermilionenergy.com.

If you prefer, you can address a written or an email request for documents to:

Vermilion Energy Inc. 3500, 520 – 3rd Avenue SW Calgary, Alberta T2P 0R3 Attention: Cathy Arcuri
investor_relations@vermilionenergy.com

Dividend Reinvestment Plan

Under the Premium Dividend™ and Dividend Reinvestment Plan (the “Plan”), eligible shareholders who elect to participate in the Dividend Reinvestment Component can reinvest their dividends in Common Shares at the Average Market Price (with no broker commissions or trading costs).

As previously announced, we are phasing out the Dividend Reinvestment Plan ("DRIP") in 2020 by prorating the available DRIP shares by 25% each quarter starting in Q1 2020. It is our intention to increase this proration each quarter throughout the year, such that the DRIP will be eliminated by the fourth quarter of 2020.

Participation in the Plan, which is explained in greater detail in the complete Plan document available on Vermilion’s corporate website at www.vermilionenergy.com (under the heading “Invest with Us” subheading “DRIP”), is subject to eligibility restrictions, applicable withholding taxes, prorating as provided for in the Plan, and other limitations on the availability of Common Shares to be issued or purchased in certain events. Participation in the Plan is available to Canadian residents and non-U.S. resident foreign shareholders who meet certain eligibility criteria as set forth in the complete Plan. U.S. resident shareholders are not currently permitted to participate in the Plan due to the requirement, under U.S. securities regulations, to maintain a continuous shelf registration for issuance of new equity to U.S. shareholders. At this time, Vermilion has not put in place the required shelf registration due to the high cost of establishing and maintaining such a shelf registration.

For more information on our Premium Dividend™ and Dividend Reinvestment Plan, please refer to the complete copy of the Premium DividendTM and Dividend Reinvestment Plan document as well as a related series of Questions and Answers available on Vermilion’s website at www.vermilionenergy.com (under the heading “Invest with Us” subheading “Dividends”) or contact our plan agent, Computershare Trust Company of Canada (“Computershare”):

1.800.564.6253 (toll free)
www.computershare.com
inquiries@computershare.com

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 12

Shareholder and Voting Information

Communicating with the Board

You may write to the Board or any member or members of the Board in care of:

Vermilion Energy Inc. 3500, 520 – 3rd Avenue SW Calgary, Alberta T2P 0R3 Attention: Cathy Arcuri

You may also communicate online with our Board as a group:

board@vermilionenergy.com

If an interested party wishes to communicate directly with the Chair of the Board, the Lead Director or the Company's independent directors as a group regarding any matter, such party can communicate his or her concerns anonymously or confidentially by postal mail. Any submissions should be marked confidential and addressed to: the Chair of the Board, the Lead Director or independent directors, as the case may be, at the above address.

Communications are distributed to the Board, or to any individual directors as appropriate, depending on the facts and circumstances outlined in the communication. In that regard, the Board has requested that certain items which are unrelated to the duties and responsibilities of the Board should be excluded from distribution, such as questions about day-to-day functions and operations, and items that are commercial in nature (e.g. advertising).

Engaging Shareholders

The Company and our Board believe in the importance of regular and open dialogue with our stakeholders in accordance with the Company’s Disclosure Policy. To that end, our Board, executives and investor relations representatives engage with both institutional and retail shareholders and investors, sell-side research and sales representatives, government officials and other interested stakeholders across all regions and throughout the year; through:

>	both formal and informal in-person meetings with investors across North America, Europe and Asia;
>	participation in industry-based institutional and retail conferences and expositions;
>	conducting executive tours of our facilities and operations and hosting open houses for stakeholders in the communities in which we operate;

>	hosting quarterly earnings calls with open question and answer sessions that are accessible both by phone or via webcast;
>	our regulatory filings and the issuance of news releases;
>	regular media interviews on business news networks;
>	maintaining an external corporate website with detailed consolidated and segmented corporate and investor information (www.vermilionenergy.com);
>	participating in 30 conferences and 20 roadshows in 2019, resulting in 472 investor interactions, including 380 institutional meetings, 36 sell-side meetings and 56 retail presentations;
>	providing an investor relations email address and phone number and responding in a timely manner to all inquiries received from interested stakeholders;
>	holding an annual shareholder meeting, during which shareholders are provided an opportunity to ask questions to the Board and the executive following completion of the formal business of the Meeting; and
>	providing avenues to communicate directly with the Board or any member, as set out above.

In 2019, in addition to the ongoing quarterly and annual shareholder engagements listed above, we engaged with ISS and Glass Lewis to better understand their policies and guidelines in preparation for the 2020 Circular.

.

Page 13 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Shareholder and Voting Information

Sustainability Approach

As a responsible energy producer, we consistently seek to deliver long-term shareholder value by operating in an economically, environmentally and socially sustainable manner that is recognized as a model in our industry.

Vermilion understands our stakeholders’ expectations that we deliver strong financial results in a responsible and ethical way. As a result, we align our strategic priorities in the following order:

>	the safety and health of our staff and those involved directly or indirectly in our operations;
>	our responsibility to protect the environment. We follow the Precautionary Principle introduced in 1992 by the United Nations "Rio Declaration on Environment and Development" by using environmental risk as part of our development decision criteria, and by continually seeking improved environmental performance in our operations; and
>	economic success through a focus on operational excellence across our business, which includes technical and process excellence, efficiency, expertise, stakeholder relations, and respectful and fair treatment of staff, contractors, partners and suppliers.

Reflecting these priorities, we have positioned Vermilion purposefully within the energy transition. Predictions differ about the manner and speed of the transition, but our own scenario analyses are clear that Vermilion can best contribute by focusing on producing energy safely, responsibly, reliably and cost-effectively. We also believe those stakeholders who are concerned about sustainability, including investors, governments, regulators, communities and citizens, should turn to best-in-class operators such as Vermilion to ensure our oil and gas assets are strategic resources that can be deployed in the service of the energy transition and, indeed, of the framework for the planet’s health and wellbeing represented by the SDGs.

To support our strategy, we regularly communicate with our stakeholders, including via our sustainability reporting. In 2018, following a review of recommendations from the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board, we adopted a wider approach to reporting, including sustainability governance and strategy within this document, and the climate-related risk link to financial information in our Annual Report Management’s Discussion and Analysis.

Our approach aids understanding of, and integrates, sustainability- and climate-related issues into strategic and financial decisions, in part by engaging board committees with responsibility for various enterprise risks, including the Audit, Health, Safety and Environment, Sustainability, and Governance and Human Resources committees. Understanding that each committee is responsible for risks within its own area of speciality, we roll up those risks for discussion at the Board level, including how they intersect with each other.

For more information, please see references to sustainability throughout this document, including Corporate Governance on page 44, and the Sustainability Committee on page 55. For additional context, our Sustainability Report can be found on our website at www.vermilionenergy.com (under the heading “Our Responsibility”).

Holding our Meeting completely as a virtual meeting in light of COVID-19 reflects our strategic priority of protecting the health and safety of our employees and shareholders.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 14

Shareholder and Voting Information

Registered Shareholder Voting

You are a registered holder if your shares are in your name and you have a physical certificate in your possession.

Our Meeting will be held as a virtual only shareholder meeting. Only registered shareholders and duly appointed proxyholders will be able to vote electronically at the Meeting. The password for use at the Meeting is Vermilion2020.

Voting Options

Before the Meeting you can vote by:

By proxy (see below)
By telephone (see enclosed proxy form)
By internet (see enclosed proxy form)
By smartphone (see enclosed proxy form)

Voting during the Meeting will be conducted electronically through a virtual meeting platform. It is the responsibility of each participant to maintain an internet connection for the duration of the Meeting.

Voting in Person

Our Meeting will be held as a virtual only shareholder meeting. Shareholders will not be able to attend the Meeting in person. A registered shareholder that wishes to participate in the Meeting will access the Meeting at https://web.lumiagm.com/131477895 and enter the unique control number that will be provided to access the Meeting. See Schedule "H" – Virtual Meeting Guide for additional information.

Voting by Proxy

Whether or not you attend the Meeting, you can appoint someone else to attend and vote as your proxy holder. Use the enclosed proxy form to do this. The people named in the enclosed proxy are members of management. You have the right to choose another person to be your proxy holder by printing that person’s name in the space provided. Then complete the rest of the proxy, sign it and return it. Return your completed proxy in the envelope provided so that it arrives by 3:00 pm MDT on April 24, 2020 or if the Meeting is postponed or adjourned, at least 48 hours (excluding weekends and holidays) before the time set for the Meeting to reconvene. You will also need to register your proxyholder at www.computershare.com/appoint (reference Client ID VRYQ).

Revoking your Proxy

You may revoke your proxy at any time before it is acted on. Deliver a written statement that you want to revoke your proxy to our Corporate Secretary on or before April 27, 2019 (or the last business day before the Meeting if it is adjourned or postponed). A registered shareholder that uses their unique control number to login to the Meeting will revoke all previously submitted proxies and will be permitted to vote by online ballot on the matters considered at the Meeting. If you do not wish to revoke a previously submitted proxy you will not be able to participate in the virtual Meeting.

BENEFICIAL SHAREHOLDER VOTING

You are a beneficial holder if your shares are held in the name of a nominee, such as a bank, trust company, securities broker, trustee or other institution.

Voting Options

Before the Meeting you can vote by:

By voting instruction form (see below)
By telephone (see enclosed voting instruction form)
By internet (see enclosed voting instruction form)
By smartphone (see enclosed voting instruction form)

Only registered shareholders and duly appointed proxyholders will be able to vote electronically in the Meeting. If you are a beneficial shareholder and want to vote at the Meeting you will need to first appoint yourself as a proxyholder proxy by printing your name in the space provided on the enclosed form of proxy, completing the rest of the form, signing it and returning it. As a proxyholder you will be given a unique control number to access the Meeting.

Voting in Person

Our Meeting will be held as a virtual only shareholder meeting. Shareholders will not be able to attend the Meeting in person.

Voting by Proxy

You can vote your shares by completing the Voting Information Form (“VIF”) following the instructions provided on the VIF or you can appoint someone else to attend and vote as your proxy holder. Use the enclosed form to do this. The people named in the enclosed form are members of management. You have the right to choose yourself or another person to be your proxy by printing that person’s name in the space provided. Then complete the rest of the form, sign it and return it. You will also need to register yourself (or a third party) as proxyholder at www.computershare.com/appoint (reference Client ID of VRYQ). After you register, our transfer agent Computershare will provide you with a control number. Please contact your intermediary as soon as possible to determine what additional procedures must be followed to appoint yourself (or a third party) as your proxyholder.

Your votes can only be counted if the person you appointed attends the Meeting and votes on your behalf. If you have voted on the form, neither you nor your proxy holder may vote at the Meeting, unless you properly revoke your proxy and follow the instructions to enable you to participate in the Meeting.

Return your completed form in the envelope provided so that it arrives by 3:00 pm MDT on April 23, 2020 or if the Meeting is postponed or adjourned, at least 72 hours (excluding weekends and holidays) before the time set for the Meeting to reconvene.

Revoking your Proxy

You may revoke your proxy before it is acted on. Follow the procedures provided by your nominee. Your nominee must receive your request to revoke your instructions before 3:00 pm MDT on April 24, 2020. This will give your nominee time to submit the revocation to us.

Page 15 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Shareholder and Voting Information

General Voting Information

Notice-and-Access Notification

The Company has elected to use the “notice-and-access” provisions under National Instrument 54-101 Communications with Beneficial Owners of Securities of a Reporting Issuer (“Notice-and-Access Provisions”) for the Meeting. The Notice-and-Access Provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to shareholders by allowing a reporting issuer to post an Information Circular in respect of a meeting of its shareholders and related materials online. The Company has also elected to use procedures known as ‘stratification’ in relation to its use of the Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of an Information Circular and, if applicable, a paper copy of financial statements and related Management’s Discussion and Analysis (“Financial Information”), to some shareholders together with a notice of a shareholder meeting.

In relation to the Meeting, registered shareholders and beneficial shareholders who have requested to receive a paper copy will receive a paper copy of the Circular and a form of proxy whereas all other beneficial shareholders will receive a voting instruction form and a Notice-and-Access Notification which will include a link to the Circular and the 2019 Annual Report (“Meeting Materials”). Non-objecting beneficial owners (“NOBOs”) of Common Shares will have their Meeting Materials delivered directly by the Company with the assistance of Broadridge, and the Company intends to pay for intermediaries to deliver proxy-related materials to objecting beneficial owners of Common Shares. Contact information is obtained in accordance with applicable securities regulatory requirements. By choosing to send Meeting Materials to NOBOs directly, the Company has assumed responsibility for (i) delivering these materials, and (ii) executing proper voting instructions. Beneficial owners are asked to please return their voting instructions as specified in the request for voting instructions.

A paper copy of the financial information in respect of the most recent financial year of the Company will be mailed to registered shareholders as well as to those beneficial shareholders who have previously requested to receive them.

Interactive Proxy

We are pleased to continue to provide our shareholders with an interactive format for reviewing our Circular. This online platform makes it easy for shareholders to access the content in an intuitive and easy-to-navigate framework. Presenting content online is a cost-effective and environmentally friendly alternative to printing.

To access our interactive format, please visit our website at www.vermilionenergy.com (under the heading “Invest With Us” subheading “Annual General Meeting”).

Date of Information

This information contained in this Circular is as of March 1, 2020, unless otherwise noted.

Mailing of Circular

The Meeting Materials and Notice-and-Access Notification will be mailed on March 24, 2020 to shareholders of record on March 19, 2020.

Request for Proxies

Our management is requesting your proxies for this Meeting and is paying for the costs incurred. No director of Vermilion has informed management in writing that he/she intends to oppose any action intended to be taken by management at the Meeting.

We will provide Meeting Materials to Broadridge and other intermediaries and request that those materials be forwarded promptly to our beneficial shareholders.

Record Date

The record date for the Meeting is March 19, 2020. If you held shares on that date, you are entitled to receive notice of, attend and vote at the Meeting. You may be entitled to vote your shares if you bought shares from a registered shareholder and notify our transfer agent at least 10 days before the Meeting that you want to vote at the Meeting.

Voting Securities and Votes

Vermilion’s only voting securities are its Common Shares. Each Common Share entitles the holder to one vote at the Meeting.

Voting Instructions

If you specify how you want to vote on your proxy form or voting direction, your proxy holder will vote that way. If you do not indicate how you want to vote, your proxy holder will decide for you.

If you appoint Anthony W. Marino or Lars W. Glemser, the management members set out in the enclosed proxy or voting direction, and do not specify how you want to vote, your shares will be voted as follows:

Matter	Voted
Fixing the number of directors to be elected at the Meeting at 10 directors	FOR
Electing management nominees as directors	FOR
Appointing Deloitte LLP as auditors	FOR
Reduction of stated capital	FOR
Advisory vote on executive compensation	FOR

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 16

Shareholder and Voting Information

Quorum

We can only conduct business at the Meeting if we have a quorum – being at least two people present (being a registered shareholder or duly appointed proxyholder) and representing in aggregate not less than 25% of the total outstanding Common Shares. People participating electronically in the Meeting are deemed to be present at the Meeting.

Amendments or Other Business

If amendments or other business are properly brought up at the Meeting, you (or your proxy holder, if you are voting by proxy) can vote as you see fit. We are not aware of any changes to the current business or new business to be considered at the Meeting.

Voting Questions

You can contact Computershare directly by:

9th Floor, 100 University Avenue Toronto, Ontario, Canada M5J 2Y1
1.800.564.6253 (toll free)
service@computershare.com

Annual BUSINESS

Financial Statements

The consolidated financial statements as at and for the year ended December 31, 2019 and the respective auditor’s report are included in the 2019 Annual Report. The Annual Report is filed on SEDAR at www.sedar.com, and on the EDGAR section of the Securities and Exchange Commission (“SEC”) website at www.sec.gov, and is available on Vermilion’s website at www.vermilionenergy.com. Copies are available, free of charge, upon request by shareholders.

Fixing the Number of Directors of Vermilion

The articles of Vermilion provide for a minimum of one director and a maximum of 15 directors. The by-laws of Vermilion provide that the number of directors shall be fixed from time-to-time by the shareholders. At the Meeting, it is proposed that the number of directors of Vermilion to be elected to hold office until the next annual meeting or until their successors are elected or appointed be fixed at 10. Unless otherwise directed, it is the intention of management to vote proxies in favour of fixing the number of directors to be elected at 10.

Election of Directors

Each director will hold office until the close of the next annual general meeting or until his/her successor is duly appointed or elected. Director nominees are:

Lorenzo Donadeo	Dr. Timothy R. Marchant
Larry J. Macdonald	Anthony W. Marino
Carin S. Knickel	Robert B. Michaleski
Stephen P. Larke	William B. Roby
Loren M. Leiker	Catherine L. Williams

We feel these nominees are well qualified to be directors of Vermilion and each one has confirmed that he/she is eligible and willing to serve if elected (see pages 20 to 24 for more information on the nominees). As Mr. Macdonald has reached the age of 70, and the GHR Committee oversees nominations, it has been recommended and approved by the Board that he remains on the Board for an additional term, as his skill set and expertise in international oil and gas exploration, production and operations are critical to the Board and Vermilion’s growth and strategic plan. Our Board retirement guideline can be found on page 42.

If a nominee is not available to serve at the time of the Meeting (and we are not aware of any reason that would occur), the people named in the enclosed proxy will vote for a substitute if one is chosen by the Board.

We recommend that you vote FOR these appointments. The people named in the enclosed proxy will vote FOR these nominations unless you tell them to withhold your vote.

Majority Voting Policy

The Board adopted a Majority Voting Policy because we believe it reflects good corporate governance. Unless there is a contested election, a director who receives more “withhold” than “for” votes will offer to resign. The GHR Committee will then review the matter and recommend to the Board whether to accept the resignation. The director will not participate in any deliberations on the matter. Following deliberations, the Board will publicly announce its decision within 90 days of the particular annual general meeting. We expect to accept the resignation unless there are exceptional circumstances that warrant the director continuing on the Board. A copy of the policy is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Page 17 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Shareholder and Voting Information

Appointment of Auditors

The Audit Committee recommends appointing Deloitte LLP as auditors of Vermilion for 2020. Deloitte LLP were first appointed as Vermilion’s auditors in 2000. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.

We recommend that you vote FOR this appointment. The people named in the enclosed proxy will vote FOR the appointment of Deloitte LLP as auditors unless you tell them to withhold your vote.

Special Business

Reduction of Stated Capital

Under the Business Corporations Act (Alberta) (“ABCA”), a corporation may not declare or pay a dividend or purchase its own shares if, among other things, there are reasonable grounds for believing that the realizable value of its assets would, as a result of the declaration or payment of the dividend or the repurchase of its shares, be less than the aggregate of its liabilities and stated capital of all classes of its shares.

Vermilion is authorized to issue an unlimited number of Common Shares with no par value. It is proposed that the stated capital of the Common Shares be reduced by $3.7 billion. A corresponding increase will be made to Vermilion’s contributed surplus account. The purpose of reducing the stated capital of the Common Shares is to reduce the aggregate of liabilities and stated capital and increase the difference between such amount and the realizable value of Vermilion’s assets. A reduction of the stated capital of the Common Shares provides Vermilion with additional flexibility to declare or pay dividends and make purchases of Common Shares under a normal course issuer bid or other form of issuer bid. The proposed reduction of the stated capital of the Common Shares will have no impact on our day-to-day operations and will not alter our debt arrangements and financial condition.

The ABCA provides that a corporation shall not reduce its stated capital if there are reasonable grounds for believing that (i) the corporation is, or would after the reduction be, unable to pay its liabilities as they become due, or (ii) the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities. Vermilion does not have reasonable grounds to believe that (i) it is, or would after the proposed reduction of stated capital be, unable to pay its liabilities as they become due, or (ii) the realizable value of Vermilion’s assets would, as a result of the proposed reduction of stated capital, be less than the aggregate of Vermilion’s liabilities.

Certain Canadian Federal Income Tax Considerations

The following is a summary of certain Canadian federal income tax considerations applicable to shareholders in respect of the reduction of the stated capital of the Common Shares. This summary is of a general nature only and is not intended to constitute, nor should it be construed to constitute, legal or tax advice to any particular shareholder. Shareholders are advised to consult their own tax advisors regarding the consequences to them of the reduction of the stated capital of the Common Shares, taking into account their own particular circumstances and any applicable foreign, provincial or territorial legislation.

This summary is based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof. This summary also takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and assumes that all Tax Proposals will be enacted in the form proposed. However, there can be no assurance that the Tax Proposals will be enacted in their current form or at all. Except for the Tax Proposals, this summary does not take into account or anticipate any changes in law or any changes in the administrative policies or assessing practices of the CRA, whether by legislative, regulatory, administrative or judicial decision or action, nor does it take into account or consider any provincial, territorial or foreign tax considerations, which may differ significantly from the Canadian federal income tax considerations described herein.

The reduction of the stated capital of the Common Shares will not result in any immediate Canadian income tax consequences to shareholders. Since no amount will be paid by the Company on the reduction, none of the shareholders will be deemed to have received a dividend and there will not be any reduction of the adjusted cost base of the Common Shares to the shareholders as a result of the reduction of the stated capital of the Common Shares. The reduction of the stated capital of the Common Shares will reduce the “paid-up capital” of the Common Shares for purposes of the Tax Act by an amount equal to the reduction of stated capital. The reduction of paid-up capital of the Common Shares may have future Canadian federal income tax consequences to a shareholder, including, but not limited to, if the Company repurchases any Common Shares, on a distribution of assets by the Company or if the Company is wound-up.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 18

Shareholder and Voting Information

Special Resolution to Reduce Stated Capital

At the Meeting, the following special resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	The stated capital of the Common Shares of Vermilion Energy Inc. (“Vermilion”) be reduced by $3.7 billion, and the $3.7 billion reduction of stated capital be deducted from the stated capital account maintained for the Common Shares of Vermilion and an offsetting increase shall be made to the contributed surplus account of Vermilion.
2.	Any one or more directors or officers of Vermilion are hereby authorized to execute and deliver, whether under corporate seal or otherwise, all such agreements, instruments, notice, consents, acknowledgements, certificates and documents (including any documents required under applicable laws or regulatory policies) and to perform and do all such other acts and things, as any such director or officer in his or her discretion may consider to be necessary or advisable from time-to-time to give effect to this resolution.

In order to be approved the foregoing special resolution is required to be passed by not less than 2/3 of the votes cast by the shareholders who vote in respect of the resolution in person or by proxy at the Meeting.

We recommend that you vote FOR approval of the reduction of the stated capital of the Common Shares. The people named in the enclosed proxy will vote FOR the approval of the reduction of the stated capital of the Common Shares unless you tell them to vote against it.

Advisory Vote on Executive Compensation

The Board believes that shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on Vermilion’s approach to executive compensation. As part of Vermilion’s ongoing commitment to strong corporate governance practices, the Board has determined that it would be appropriate to hold an annual non-binding advisory vote at the Meeting on the approach to executive compensation, commonly referred to as a ‘Say on Pay’ advisory vote. This is the seventh year we are holding a ‘Say on Pay’ advisory vote, with 94% support in 2019 and a six-year average of 95%.

Shareholders will be asked at the Meeting to vote, on an advisory basis, on the acceptance of Vermilion’s approach to executive compensation as set forth in the section entitled “Executive Compensation” in this Circular. As the vote will be an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. Vermilion will disclose the results of the shareholder advisory vote as a part of its report on voting results for the Meeting.

At the Meeting the following ordinary resolution will be placed before shareholders for consideration and approval:

RESOLVED THAT:

1.	On an advisory basis and not to diminish the role and responsibilities of the Board of Directors, that the shareholders of the Company accept the approach to executive compensation as disclosed in the Management Proxy Circular of Vermilion dated March 1, 2020.

We recommend that you vote FOR the Company’s approach to executive compensation as set forth in this Circular. The people named in the enclosed proxy will vote FOR the advisory vote to accept the Company’s approach to executive compensation unless you tell them to vote against it.

Page 19 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Director Nominees and Compensation

Director Nominee Biographies

Lorenzo Donadeo Calgary, Alberta, Canada Age 64 Independent Chair of the Board (since 2019) Chair of the Board (since 2016) Director (since 1994)

Mr. Donadeo has 39 years of experience in the oil and gas industry, including mergers and acquisitions, production, exploitation, field operations and gas marketing in North America, Australia, Europe, and Trinidad and Tobago. Currently, he is the Managing Director of Casadona Group, a private investment company.

He was one of the founders of Vermilion in 1994 and currently serves as Chair of the Board (since March 1, 2016). From 2014 to 2016, Mr. Donadeo served as the Chief Executive Officer. From 2003 to 2014, he served as President and Chief Executive Officer. From 1994 to 2002, he served as Executive Vice President and Chief Operating Officer, including when Vermilion made its international forays into France in 1996, and Trinidad and Tobago in 1999 through Aventura Energy Inc. In these roles, Mr. Donadeo also launched the development of Vermilion’s sustainability program, including supporting the geothermal Tomato Greenhouse project in France in 2008, and provided a leadership role in developing Vermilion’s best-in-class HSE program, robust Code of Business Conduct and Ethics, and strategic charitable giving and community engagement program. Mr. Donadeo was the President and Chief Executive Officer of Vermilion when Vermilion founded Verenex in 2004, a company that was subsequently active in Libya and was subsequently sold. Prior to Vermilion, he worked at Dome Petroleum and Amoco Canada, as well as at a private oil and gas company.

Mr. Donadeo has a Bachelor of Science degree in Mechanical Engineering (with distinction) from the University of Alberta.

Mr. Donadeo is not currently a member of any Board committees; however, he is invited to all committee meetings as a non-voting observer.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Chair of the Board		7/7
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2019 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 96.67% or 86,392,453 votes Withheld: 3.33% or 2,971,409 votes	2,927,913	$131,494,274	Yes

Larry J. Macdonald Okotoks, Alberta, Canada Age 72 Independent Lead Director (since 2016) Chair of the Board (2003 to 2016) Director (since 2002)

Mr. Macdonald brings 51 years of oil and gas industry experience in western Canada, including leadership, strategy and growth, finance, exploration, corporate relations and marketing.

He was the Chairman and Chief Executive Officer (2003 to 2019) of Point Energy Ltd., a private oil and gas exploration company. From 2012 to 2016 he was the Chairman of Northpoint Resources Ltd., from 2003 to 2006, Managing Director of Northpoint Energy Ltd., and from 2006 to 2013 a director of Sure Energy Inc. Previously, he was the Chairman and Chief Executive Officer of Pointwest Energy Inc. and President and Chief Operating Officer of Anderson Exploration Ltd. He began his career with PanCanadian Petroleum Limited in 1969 (until 1977) and later worked for several exploration firms. Mr. Macdonald also has deep expertise in voluntary and community leadership, reflected by awards including the National United Way Tocqueville Society Award and the Queen Elizabeth II Diamond Jubilee Medal for community work; and an Honourary Bachelor of Technology Degree from the Southern Alberta Institute of Technology, for his support of post-secondary technology education.

Mr. Macdonald has a Bachelor of Science degree in Geology from the University of Alberta. He completed the Executive Management Program at the Wharton Business School at the University of Pennsylvania in 1993 and attended a Financial Literacy Course at the Rotman Business School at the University of Toronto, which is in conjunction with the Institute of Corporate Directors.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Lead Director		7/7
	Audit, Member		4/4
	Governance and Human Resources, Member		5/5
	Health, Safety and Environment, Member		4/4
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2019 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 93.44% or 83,500,415 votes Withheld: 6.56% or 5,863,447 votes	77,657	$3,121,662	Yes
Note:
1.	Shares and DSUs are counted towards director share ownership requirements and are valued at the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value or the current market value price.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 20

Director Nominees and Compensation

Carin S. Knickel Golden, Colorado, USA Age 63 Independent Director (since 2018)

Ms. Knickel has over 40 years of experience in human resources, business strategy and development, and crude oil and natural gas marketing.

She currently serves on the boards of Hudbay Minerals Inc. (since 2015), Whiting Petroleum Corporation (since 2015), and the National MS Society - Colorado/Wyoming Chapter (since 2014).

Ms. Knickel served on Hudbay Board’s Compensation and HR Committee (2015 to 2019; Chair 2018 to 2019); Corporate Governance and Nominating Committee (2018 to 2019); and Environment, Health, Safety and Sustainability Committee (2015 to 2018), which provided oversight on a wide range of sustainability issues, including community and Indigenous Peoples engagement and development. Ms. Knickel served on Whiting Petroleum Board’s Compensation Committee (2015 to 2019); and chaired the Sustainability Committee beginning in 2019.

Prior to joining these boards, Ms. Knickel worked at ConocoPhillips for 33 years, where she held a variety of leadership positions globally across several business lines, most recently as the Corporate Vice President of Global Human Resources.

Ms. Knickel has a Bachelor of Business degree from the University of Colorado at Boulder and a Master of Management from Massachusetts Institute of Technology.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Governance and Human Resources, Member		5/5
	Health, Safety and Environment, Member		4/4
	Sustainability, Member		3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Hudbay Minerals Inc. (Since 2015)	ñ Compensation and Human Resources, Chair ñ Corporate Governance and Nominating	TSX NYSE	None
	Whiting Petroleum Corporation (Since 2015)	ñ Compensation ñ Sustainability, Chair	NYSE
	2019 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership[2] (3 times annual retainer)
	For: 97.86% or 87,453,428 votes Withheld: 2.14% or 1,910,434 votes	22,624	$621,481	Has until January 1, 2024

Stephen P. Larke Calgary, Alberta, Canada Age 48 Independent Director (since 2017)

Mr. Larke has over 20 years of experience in energy capital markets, including research, sales, trading and equity finance, and currently serves on the boards of Headwater Exploration (since 2020) and Topaz Energy (since 2019). He is formerly an Operating Partner and Advisory Board member with Azimuth Capital Management, an energy-focused private equity fund based in Calgary, Alberta. Prior to joining Azimuth, Mr. Larke was Managing Director and Executive Committee member with Calgary-based Peters & Co., from 2005 to 2015, and prior to, was Vice-President and Director with TD Newcrest from 1997 to 2005. Both at Peters & Co. and TD Newcrest, Mr. Larke received leading rankings in the Brendan Wood International survey of institutional investors.

Mr. Larke has a Bachelor of Commerce degree (with distinction) from the University of Calgary and holds the Chartered Financial Analyst designation. Mr. Larke holds the ICD.D designation from the Institute of Corporate Directors and is an FSA Credential holder.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Audit, Member		4/4
	Governance and Human Resources, Member		5/5
	Sustainability, Member		3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Headwater Exploration Inc. (Since 2020)	n/a	TSX	None
	2019 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 97.03% or 86,706,021 votes Withheld: 2.97% or 2,657,841 votes	33,815	$893,311	Yes

Notes:

1.	Shares and DSUs are counted towards director share ownership requirements and are valued at the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value or the current market value price.
2.	Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements.

Page 21 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Director Nominees and Compensation

Loren M. Leiker Houston, Texas, USA Age 66 Independent Director (since 2012)

Mr. Leiker has 43 years of oil and gas industry experience with an extensive background in international exploration, production and operations, in such diverse locations as South America, Asia, Africa, the Middle East and North America. As a member of Vermilion’s Board and Independent Reserves Committee, Mr. Leiker brings his leadership role in developing new frontiers in North American horizontal oil production, providing guidance and oversight to Vermilion’s conventional and unconventional new ventures initiatives.

Currently, he serves as an executive director of SM Energy Company (since 2012) and director of Navitas Midstream Partners, LLC (since 2014). From 2012 to 2015, Mr. Leiker served as a director of Midstates Petroleum Company, Inc. He served as Senior Executive Vice President, Exploration of EOG Resources Inc. from 2008 until his retirement in September 2011. Prior to this, he held a variety of executive officer positions with EOG and its predecessor, Enron Oil and Gas Company. He started his career in 1977 at Tenneco Oil, where he held a variety of domestic and international roles until the sale of the Company in 1989.

Mr. Leiker holds a Bachelor and Master of Science in Geology from Texas Tech University.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Independent Reserves, Member		2/2
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	SM Energy Company (Since 2012)	> Audit > Executive > Nominating & Governance	NYSE	None
	2019 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 99.71% or 89,106,037 votes Withheld: 0.29% or 257,825 votes	37,001	$1,552,096	Yes

Dr. Timothy R. Marchant Calgary, Alberta, Canada Age 69 Independent Director (since 2010)

Dr. Marchant has 40 years of oil and gas industry experience in Canada and international locations, with extensive experience in exploration, foreign growth strategies, sustainability and international operations. Currently, he is the Adjunct Professor of Strategy and Energy Geopolitics at the Haskayne School of Business, University of Calgary where he teaches energy, corporate social responsibility and sustainability strategies; he also lectures on board environment, social and governance strategies for the Institute of Corporate Directors Education Program. Dr. Marchant serves as a director (since 2015) and Chair of the Board (since 2018) of Valeura Energy Inc. and director of Cub Energy Inc. (since 2013). He was Executive Chairman of Anatolia Energy Corp. from 2011 to 2013. Dr. Marchant has served in a variety of senior executive positions with British Petroleum and Amoco in North America and the Middle East. Prior to his international assignments, he spent 17 years with Amoco Canada.

Dr. Marchant has a Ph.D. in Geology from Trinity College, University of Dublin, Ireland. He completed the Executive Program at the Ivey School of Business, University of Western Ontario in 1994 and the Institute of Corporate Directors Education Program in 2011.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Health, Safety and Environment, Chair		4/4
	Independent Reserves, Member		2/2
	Sustainability, Chair		3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Valeura Energy Inc. (Since 2015)	> Board, Chairman > Governance and Compensation > Reserves and HSE	TSX	None
	Cub Energy Inc. (Since 2013)	> Audit > Compensation > Reserves	TSX Venture
	2019 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 99.74% or 89,131,134 votes Withheld: 0.26% or 232,328 votes	66,484	$2,995,294	Yes

Note:

1.	Shares and DSUs are counted towards director share ownership requirements and are valued at the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value or the current market value price.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 22

Director Nominees and Compensation
Anthony W. Marino Calgary, Alberta, Canada Age 59 Non-Independent Director (since 2016)

Mr. Marino has 37 years of oil and gas industry experience with an extensive background in operations management, business development, and capital markets. He currently serves as President and Chief Executive Officer of Vermilion (since March 1, 2016). Mr. Marino served as the President and Chief Operating Officer from 2014 to 2016, and Executive Vice President and Chief Operating Officer from 2012 to 2014. As COO and later as CEO, he promoted and led the initiation of sustainability measurement and reporting in Vermilion; led reductions in emissions intensity and spill volumes; and guided expansion of geothermal-related energy projects. As CEO, he developed our integrated company philosophy on Vermilion’s role in the energy transition, and the relationship between ESG performance and public market performance.

Prior to joining Vermilion, Mr. Marino held the position of President and Chief Executive Officer of Baytex Energy Corporation, after initially serving as Baytex’s Chief Operating Officer. Previously, Mr. Marino held the role of the President and Chief Executive Officer of Dominion Exploration Canada Ltd., a division of Dominion Resources Inc. Earlier in his career, Mr. Marino held a variety of technical and management positions with AEC Oil and Gas (USA) Inc., Santa Fe Snyder Corp. and Atlantic Richfield Company.

Mr. Marino has a Bachelor of Science degree with Highest Distinction in Petroleum Engineering from the University of Kansas and a Master of Business Administration degree from California State University at Bakersfield (Outstanding Graduate). He is a registered professional engineer and holds the Chartered Financial Analyst designation.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2019 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership[2] (8 times base salary)
	For: 99.72% or 89,115,223 votes Withheld: 0.28% or 248,639 votes	383,028	$16,572,288	Yes

Robert B. Michaleski Calgary, Alberta, Canada Age 66 Independent Director (since 2016)

Mr. Michaleski has 41 years of experience in various senior management and executive roles at Pembina Pipeline Corporation where he oversaw Pembina’s transformation from an Alberta-based oil pipeline company with an enterprise value of approximately $450 million into one of North America’s leading integrated energy transportation and midstream services company with an enterprise value of approximately $12.5 billion. Mr. Michaleski was the Chief Executive Officer from 2000 to 2013 and President from 2000 to 2012. Previously, he was Vice President and Chief Financial Officer from 1997 to 2000, Vice President of Finance from 1992 to 1997, Controller from 1980 to 1992, and Manager of Internal Audit from 1978 to 1980. He has been a director of Pembina since 2000, a director of Essential Energy Services Ltd. since 2012, and a director of Coril Holdings Ltd. since 2003.

His focus on corporate philanthropy and community engagement programs includes service to the community in increasingly senior voluntary leadership roles with the United Way of Calgary and Area, including Co-Chair of the General Oil and Gas Division of the United Way of Calgary and Area; member of the Board of Directors; and Chair of the Board of Directors.

Mr. Michaleski holds a Bachelor of Commerce (Honours) Degree from the University of Manitoba. He received his Chartered Accountant designation in 1978. He is a member of the Institute of Corporate Directors.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Audit, Member		4/4
	Governance and Human Resources, Chair		5/5
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Essential Energy Services (Since 2012)	> Audit > Governance and Compensation, Chair	TSX	None
	Pembina Pipeline Corporation (Since 2000)	> Governance and Sustainability > Health, Safety & Environment	TSX, NYSE
	2019 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 96.39% or 86,138,346 votes Withheld: 3.61% or 3,225,516 votes	21,223	$739,959	Yes

Notes:

1.	Shares and DSUs are counted towards director share ownership requirements and are valued at the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value or the current market value price.
2.	Mr. Marino is the President and Chief Executive Officer and his share ownership requirement is 8 times the annual base salary.

Page 23 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Director Nominees and Compensation

William B. Roby Katy, Texas, USA Age 60 Independent Director (since 2017)

Mr. Roby has more than 35 years of experience in various senior management and executive positions. In these roles, he held leadership responsibility for a full range of exploration, production and operational priorities, including international business development, business ethics, health, safety and environment, and community engagement work with Indigenous Peoples. His significant expertise in CO2 sequestration and injection has been called upon by both federal and state governments in the United States.

He currently serves as the Chief Executive Officer of Shepherd Energy, LLC (since 2015).

From 2000 to 2013, he held a number of U.S. and international management positions with Occidental Petroleum Corporation, most recently as Senior Vice President, Worldwide Operations and Production/Facility Engineering. From 2013 to 2014, he acted as Chief Operating Officer of Sheridan Production Company, LLC, a Houston-based oil and gas company with production in excess of 50,000 boe/d. Prior to Occidental, he was Operations VP of Altura a JV between Shell and Amoco in the Permian Basin which combined the two largest Permian operators into one entity making Altura the largest Permian operator.

Mr. Roby has a Bachelor of Science in Mechanical Engineering from Louisiana State University.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Health, Safety and Environment, Member		4/4
	Independent Reserves, Chair		2/2
	Sustainability, Member		3/3
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	None	n/a	n/a	None
	2019 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership[2] (3 times annual retainer)
	For: 99.45% or 88,875,205 votes Withheld: 0.55% or 488,657 votes	15,251	$482,588	Has until January 1, 2024

Catherine L. Williams Calgary, Alberta, Canada Age 69 Independent Director (since 2015)

Ms. Williams brings 36 years of oil and gas industry experience, with an extensive background in finance, mergers and acquisitions, and business management.

Ms. Williams is currently the Owner and Managing Director of Options Canada Ltd. (since 2007), and serves as a Board member of Enbridge Inc. (since 2007), including as Chair of their Human Resources and Compensation Committee. She also co-chaired the Stewardship group that developed Calgary’s Poverty Reduction strategy on behalf of the City and the United Way (Enough for All); and is past Chair of the Board of Directors of Vibrant Communities Calgary, which leads the strategy’s implementation, engaging those with lived experience of poverty in solutions, including Canadian Truth and Reconciliation work.

She was a Board member of Enbridge Pipelines Inc. (2008 to 2017), Enbridge Income Partners GP Inc. (2015 to 2017), and a trustee of Enbridge Commercial Trust (2015 to 2017), all private subsidiaries of Enbridge Inc., and a director of Enbridge Income Fund Holdings Inc. (2016 to 2017), a public holding company. She served as a Board member of Alberta Investment Management Corporation (2009 to 2014) and Tim Hortons Inc. (2009 to 2012).

From 2003 to 2007, Ms. Williams held the role of Chief Financial Officer for Shell Canada Ltd., prior to which she held various positions with Shell Canada Limited, Shell Europe Oil Products, Shell Canada Oil Products and Shell International (1984 to 2003).

Ms. Williams has a Bachelor of Arts degree from University of Western Ontario and a Master of Business Administration from the Queen’s University.

	Vermilion Board/Committee Membership		Meeting Attendance
	Board, Member		7/7
	Audit, Chair		4/4
	Governance and Human Resources, Member		5/5
	Public Boards	Committee Membership	Stock Exchange	Public Board Interlocks
	Enbridge Inc. (Since 2007)	> Governance > Human Resources and Compensation, Chair	TSX	None
	2019 Voting Results	Share Ownership	Equity-at-Risk[1]	Meets Share Ownership (3 times annual retainer)
	For: 97.03% or 86,708,713 votes Withheld: 2.97% or 2,655,149 votes	28,619	$1,039,063	Yes

Notes:

1.	Shares and DSUs are counted towards director share ownership requirements and are valued at the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value or the current market value price.
2.	Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 24

Director Nominees and Compensation

2019 BOARD COMPENSATION CHANGE

✓	Introduced a Deferred Share Unit (“DSU”) Plan. All directors receive a mandatory DSU payment:
✓	50% of the annual retainer paid in DSUs if directors do not meet share ownership requirements.
✓	25% of the annual retainer paid in DSUs if directors meet share ownership requirements.
✓	Introduced a flat annual meeting fee retainer, payable in DSUs, Vermilion shares, cash or combination thereof.
✓	Given the decline in the commodity prices, the 2020 director compensation is reduced by 25% to align with corporate-wide compensation reductions.

SHARE OWNERSHIP REQUIREMENTS

✓	Director share ownership requirement is 3 times the annual retainer. Board members have five years from their appointment date or from the compensation change introduced in 2019, to comply with the Share Ownership Policy requirements.
✓	After the five-year accumulation period, if a director is not in compliance with the required Share Ownership Policy, the director has 30 calendar days to comply.
✓	In accordance with the 2019 compensation program, all director nominees meet their share ownership requirements.

INDIVIDUAL VOTING AND MAJORITY VOTING

✓	You vote for each director individually. At least 50% of the votes cast must be in favour of that director’s election or that director will be required to submit a resignation for consideration by the Board.

2019 DIRECTOR VOTING RESULTS

✓	2019 average support for our directors was 98%.

SKILLS AND EXPERIENCE

✓	The directors nominated for election in 2020 bring a wide variety and depth of experience in areas that are important for our success.
✓	Diversity of our Board members is an important consideration that forms both the requirements of potential Board candidates at the onset of the selection process, and also the final selection of Board members.

✓	We have developed a sustainability skills matrix which highlights the skills and experience that our Board members bring to managing ESG factors.

BOARD AND EXECUTIVE OFFICERS DIVERSITY POLICY

✓	We recognize the importance of gender diversity.
✓	Our Diversity Policy includes a candidate selection step as part of our recruitment process for Board and executive positions. The candidate selection step requires reasonable efforts to ensure at least 50% of candidates are women.
✓	Within our Company we have launched a mentoring program, focused on ensuring high potential female employees develop their management skills and are prepared for senior leadership roles in the future.

FEMALE REPRESENTATION ON THE BOARD

✓	During 2019, two women served on our Board, Ms. Carin Knickel and Ms. Catherine Williams, representing 20% of our Board. Ms. Williams is also the Chair of our Audit Committee.

FEMALE REPRESENTATION IN EXECUTIVE POSITIONS

✓	Since 2011, one woman holds an executive position, Ms. Mona Jasinski, representing 20% of our current executive team.

RELATED PARTY TRANSACTIONS

✓	None of our directors were involved in material related party transactions.

BOARD ANNUAL PERFORMANCE EVALUATIONS

✓	Annual assessments are done via a questionnaire conducted by our external legal counsel Norton Rose Fulbright.

IN-CAMERA SESSIONS

✓	The Board and committees have in-camera sessions without management at all regularly scheduled meetings.

MEETING ATTENDANCE

✓	100% directors’ meeting attendance in 2019.

Page 25 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Director Nominees and Compensation

Director Compensation

The GHR Committee is responsible for reviewing and approving compensation paid to Vermilion’s directors and executive officers. Compensation is determined in light of current market conditions and competitive practices, having regard to our pay-for-performance compensation philosophy.

Compensation Structure

Each year, the GHR Committee reviews the compensation paid to directors against industry practices for oil and gas companies of similar business model, size and scope. The peer group used to measure directors’ compensation is the same group used to measure corporate performance; a full listing of our corporate performance peer group can be found on page 67. Retainers are targeted at the median of the market.

The total director compensation package recognizes the increasing responsibilities, time commitments and accountability of Board members. We conduct a review of director compensation annually to ensure we are providing a compensation package that allows us to attract and retain competent members to our Board.

Recommendations are then made to the Board. Changes to retainers (if any) are approved by the Board of Directors.

Transition to a Deferred Share Unit Plan – 2019

The revised structure introduced in 2019 replaced grants of performance share awards with DSUs pursuant to the DSU Plan. All directors receive at least 25% of their annual retainer in DSUs if they meet their share ownership requirement, and at least 50% if they do not meet their share ownership requirement. Directors may elect to receive up to 100% of their total compensation in the form of DSUs.

Prior to January 1, 2019, Vermilion provided its directors with a compensation package that included cash annual retainers, meeting fees and share awards under our Vermilion Incentive Plan (“VIP”).

Effective January 1, 2019, directors no longer participated in the employee long-term incentive plan (VIP) and were no longer eligible to receive performance share award grants. This change aligns the Corporation with best governance practices to eliminate the issuance of performance share awards to non-employee directors.

The annual retainer is paid quarterly in arrears. Canadian and U.S. directors receive the same nominal face value in their respective currency of residence, to ensure we remain competitive and are able to attract and retain qualified directors across North America. The pricing to determine the number of DSUs is based on the five-day volume-weighted average share price prior to the grant date, and Common Shares are purchased through the TSX for Canadian resident directors and the NYSE for U.S. resident directors (for directors that elect to receive shares purchased on the secondary market as payment of their annual retainer or meeting fees).

A summary of the DSUs is set forth in Schedule “D” of this Circular, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 26

Director Nominees and Compensation

Retainers and Fees

Given the decline in the commodity prices, director’s 2020 compensation is reduced by 25% to align with corporate-wide compensation reductions.

Effective January 1, 2019, as a result of the compensation structure redesign, the 2019 annual retainers increased to partially offset the elimination of grants of annual performance share awards (with a performance multiple). This was the first change to the director compensation structure since 2007.

Effective January 1, 2020, we introduced a flat annual meeting fee retainer, payable in DSUs, Vermilion shares, cash or combination thereof. The table below illustrates the compensation structure from 2018 to 2020.

Directors also receive reimbursement for out-of-pocket expenses to attend meetings.

Type of Retainer or Fee		2020 ($)	2019 ($)	2018 ($)
Board Member Retainer		188,250[2,3]	251,000[2,3]	25,000
Board Chair Retainer[1]		105,000[2,3]	140,000[2,3]	85,000
Lead Director Retainer[1]	2020 annual retainers are	43,125[2,3]	57,500[2,3]	30,000
Share Award Grant (Chair)	reduced by 25% to align	0	0	150,800
Share Award Grant (Lead Director)	with corporate-wide	0	0	136,024
Share Award Grant (Directors)	compensation reductions	0	0	121,200
Audit Committee Chair Retainer[1]		11,250[2,3]	15,000[2,3]	15,000
Other Committee Chair Retainer[1]		7,500[2,3]	10,000[2,3]	7,000
Board and Committee Meeting Fees		18,750[4]	1,500[3]	1,500

Notes:

1.	Board Chair, Lead Director and committee Chair retainers are in addition to the Board member retainer.
2.	Effective January 1, 2019, annual retainers are subject to a mandatory minimum 50% DSUs payment if directors do not meet their share ownership requirement, and at least 25% if they do meet their share ownership requirement.
3.	Starting in 2019, U.S. directors received the same nominal value in U.S. currency.
4.	Effective January 1, 2020, directors receive an annual flat meeting fee retainer payable quarterly in arrears in DSUs, Vermilion shares, cash, or combination thereof.

The table below lists the components in which each director’s annual retainer was delivered for the year ending December 31, 2019.

Director	Value of Retainer[1] ($)	2019 Elections
		DSUs (%)	Shares (%)	Cash (%)
Donadeo	391,000	25		75
Macdonald	308,500	100		-
Knickel	325,999	100		-
Larke	251,000	25		75
Leiker	338,987	75		25
Marchant	271,000	100		-
Michaleski	261,000	50		50
Roby	338,987	60		40
Williams	266,000	50	25	25

Note:

1.	Starting in 2019, U.S. directors received the same nominal value in U.S. currency and values have been converted to Canadian dollars using the exchange rate on December 31, 2019 of 1.2988 (USD/CAD).

Page 27 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Director Nominees and Compensation

2019 Summary Compensation Table

>	60% of total director compensation was paid in DSUs.
Director	Board Retainer ($)	Chair Retainer[1] ($)	Meeting Fees[2] ($)	Total Fees ($)	All Other Compensation ($)	Total Compensation ($)	Portion Taken As
							DSUs ($)	Shares ($)	Cash ($)
Donadeo	251,000	140,000	13,500	404,500	0	404,500	97,750	0	306,750
Macdonald	251,000	57,500	30,000	338,500	0	338,500	308,500	0	30,000
Knickel[3]	325,999	0	37,016	363,015	0	363,015	325,999	0	37,016
Larke	251,000	0	30,000	281,000	0	281,000	62,750	0	218,250
Leiker[3,4]	325,999	0	19,482	345,481	12,988	358,469	254,240	0	104,229
Marchant	251,000	20,000	24,000	295,000	0	295,000	271,000	0	24,000
Michaleski	251,000	10,000	25,500	286,500	0	286,500	130,500	0	156,000
Roby[3]	325,999	12,988	31,171	370,158	0	370,158	203,392	0	166,766
Williams	251,000	15,000	25,500	291,500	0	291,500	133,000	66,500	92,000
Total	2,483,997	255,488	236,169	2,975,654	12,988	2,988,642	1,787,131	66,500	1,135,011

Notes:

1.	Values include the Board Chair, Lead Director and committee Chair retainers where applicable.
2.	Meeting fees are paid in cash.
3.	Starting in 2019, U.S. directors received the same nominal value in U.S. currency and values have been converted to Canadian dollars using the exchange rate on December 31, 2019 of 1.2988 (USD/CAD).
4.	Mr. Leiker’s all other compensation is an amount equivalent to a committee Chair retainer and meeting fees for his guidance and oversight to Vermilion’s new ventures working team initiatives.

The table below displays the number of DSUs and shares delivered in lieu of cash retainers in 2019.

Director	Q1 2019		Q2 2019		Q3 2019		Q4 2019		Total
	DSUs[1,2] (#)	Shares[1,2] (#)	DSUs[1,2] (#)	Shares[1,2] (#)	DSUs[1,2] (#)	Shares[1,2] (#)	DSUs[1,2] (#)	Shares[1,2] (#)	DSUs[1,2] (#)	Shares[1,2] (#)
Donadeo	734	-	854	-	1,082	-	1,244	-	9,914	-
Macdonald	2,316	-	2,695	-	3,416	-	3,927	-	12,354	-
Knickel	2,525	-	2,883	-	3,680	-	4,228	-	13,316	-
Larke	471	-	548	-	695	-	799	-	2,513	-
Leiker	1,969	-	2,248	-	2,870	-	3,297	-	10,384	-
Marchant	2,034	-	2,367	-	3,001	-	3,449	-	10,851	-
Michaleski	980	-	1,140	-	1,445	-	1,661	-	5,226	-
Roby	1,576	-	1,798	-	2,296	-	2,638	-	8,308	-
Williams	998	253	1,162	323	1,473	422	1,693	462	5,326	1,460
Total	13,603	253	15,695	323	19,958	422	22,936	462	72,192	1,460

Notes:

1.	DSUs and shares are paid quarterly in arrears. Number of DSUs and shares paid are calculated by dividing the quarterly retainer value by the five-day weighted average of shares on the TSX (for Canadian directors) and NYSE (for U.S. directors) for the five days preceding the payment date. The five-day weighted average of shares on the payment dates were as follows:
a.	March 29, 2019: $33.30 on TSX and $24.85 on NYSE.
b.	June 28, 2019: $28.62 on TSX and $21.77 on NYSE.
c.	September 30, 2019: $22.58 on TSX and $17.05 on NYSE.
d.	December 13, 2019: $19.64 on TSX and $14.84 on NYSE.
2.	Number of DSUs may not reconcile with SEDI filings due to inability to file fractional numbers in SEDI.

More information on individual DSUs and share awards can be found in the Outstanding Equity-Based Awards and Value Table starting on page 29.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 28

Director Nominees and Compensation

Share Awards and Value Issued under the VIP

Effective January 1, 2019, directors no longer participate in the VIP program.

Outstanding share awards that were granted to directors under the VIP continue to vest as scheduled and are subject to the performance factors described on page 65. The share awards value as at December 31, 2019 in the table below assumes a performance factor of 1 times the amount granted, as the performance factor has not been established for future years.

Equity Compensation Limitation for Directors

Under the VIP, the maximum number of Common Shares that may be issued from treasury to non-employee directors upon vesting of share awards is limited to the lesser of $150,000 per annum and 0.50% of our Common Shares issued and outstanding immediately prior to the vesting date.

The limit does not apply to the non-employee director initial share award grant made to a new non-employee director upon joining the Board. Outstanding VIP grants will remain subject to the maximum participation limits.

The new hire share award granted to directors under the VIP was based on the aggregate value of the standard annual grant for a three-year period.

Board members will only realize the value of granted awards if they are active Board members at the time of the regularly scheduled vesting. If a director resigns, all outstanding grants are cancelled.

There was no differential treatment in the pay structure between our current and new directors; therefore, new hire share awards previously granted were prorated grants based on date of appointment and were not inducement grants.

Outstanding Equity-Based Awards and Value Table

The table below lists share awards and DSUs made to non-employee directors in 2019 that remain outstanding as at December 31, 2019.

	DSUs		Share Awards		Total Value of Equity- Based Awards on Dec 31/19 ($)
Director	Number of DSUs[1] (#)	Dec 31/19 Value[2] ($)	Number of Share Awards[1,3] (#)	Dec 31/19 Value[4] ($)
Donadeo	3,914	83,094	6,783	237,569	320,663
McDonald	12,353	262,254	6,118	214,276	476,530
Knickel	13,316	282,699	5,580	192,503	475,202
Larke	2,513	53,351	5,936	209,748	263,099
Leiker	10,385	220,474	5,454	191,022	411,496
Marchant	10,852	230,388	5,454	191,022	421,410
Michaleski	5,226	110,948	5,454	191,022	301,970
Roby	8,308	176,379	5,519	193,547	369,926
Williams	5,326	113,071	5,454	191,022	304,093

Notes:

1.	Number of DSUs and share awards on the award date and does not include the value of reinvested dividends.
2.	The value of DSUs as at December 31, 2019 was based on the closing price of shares on the TSX of $21.23 and does not include the value of reinvested dividends.
3.	As of January 1, 2019, Directors are no longer eligible to receive share award grants.
4.	The value of share awards as at December 31, 2019 was based on the closing price of shares on the TSX of $21.23 and does not include the value of reinvested dividends.

In determining the value as at December 31, 2019, an average performance multiple was applied as follows:

a.	Share awards vesting in 2021: 2 for 2018, 1.5 for 2019, and 1 for 2020 for an average of 1.50.
b.	Share awards vesting in 2020: 2 for 2017, 2 for 2018, and 1.5 for 2019 for an average of 1.83.

Page 29 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Director Nominees and Compensation

Share Awards Vested During 2019

The table below lists non-employee director share awards that vested in 2019.

Director	Award Date	Vesting Date	Award Price ($)	Number Vested[1] (#)	Award Date Value[2] ($)	Vesting Date Value[3] ($)
Donadeo	April 1, 2016	April 1, 2019	37.70	9,671	150,838	322,044
Macdonald	April 1, 2016	April 1, 2019	37.70	8,724	136,059	290,509
Ghersinich	April 1, 2016	April 1, 2019	37.70	7,776	121,281	258,941
Knickel	August 9, 2018	October 1, 2019	43.47	7,270	141,451	163,430
Larke	August 4, 2017	April 1, 2019	41.01	6,631	121,267	220,812
Leiker	April 1, 2016	April 1, 2019	37.70	7,776	121,281	258,941
Marchant	April 1, 2016	April 1, 2019	37.70	7,776	121,281	258,941
Michaleski	November 9, 2016	April 1, 2019	52.74	5,913	133,432	196,903
Roby	May 9, 2017	April 1, 2019	47.74	5,788	121,260	192,740
Williams	April 1, 2016	April 1, 2019	37.70	7,776	232,281	258,941

Notes:

1.	Number vested is calculated by multiplying the number of share awards vested (including reinvested dividends) by the performance multiple.
2.	Value of share awards on the award date which does not include the value of reinvested dividends.
3.	Vesting date value is calculated by multiplying the number of share awards vested by the vesting price of $33.30 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of April 1, 2019) and $22.48 (the five-day weighted average of shares on the TSX for the five days preceding the vest date of October 1, 2019).

EQUITY OWNERSHIP

The share ownership policy requires directors to hold three times the standard annual retainer for non-executive directors. The reduced board member annual retainer is $188,250 and the annual Chair retainer is $293,250, representing a 25% reduction from the 2019 approved annual retainers. Effective August 6, 2019, Common Shares and DSUs are counted towards the share ownership requirement and are valued at the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value, or the current market value price. Vermilion’s directors have five years from the date of their election or appointment as a director or as a Chair of the board, respectively, to meet share ownership requirements. Directors must take 50% of their annual retainer in the form of DSUs until the target share ownership is met and a mandatory 25% DSU payment once their ownership is met. We concur with the Canadian Coalition for Good Governance (“CCGG”) policy that DSUs are an appropriate form of equity-based compensation, and mandatory DSU payments in lieu of cash directly aligns the interests of directors and shareholders.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 30

Director Nominees and Compensation

The following table sets out the changes to the number and value of Common Shares and DSUs held by each non-employee director from March 1, 2019 to March 1, 2020 (excludes unvested share awards under the VIP).

Director Nominees		Shares & Share Equivalents			Value[1,2,3] ($)	Total Equity-at-Risk
		Shares[1] (#)	DSUs[1] (#)	Total[1] (#)		Share Ownership Multiple (Requirement: 3 times Annual Retainer)	Meets Share Ownership in 2019[2,4]
Donadeo	2020 2019 Change	2,923,755 2,901,431 22,324	4,158 n/a 4,158	2,927,913 2,901,431 26,482	131,494,274 98,358,511 33,135,763	448.4 times	Yes
Macdonald	2020 2019 Change	64,535 60,492 4,043	13,122 n/a 13,122	77,657 60,492 17,165	3,121,662 2,050,679 1,070,983	13.5 times	Yes
Knickel[4,5]	2020 2019 Change	8,479 5,000 3,479	14,145 n/a 14,145	22,624 5,000 17,624	621,481 169,500 451,981	2.5 times	Has until January 1, 2024
Larke	2020 2019 Change	31,146 27,219 3,927	2,669 n/a 2,669	33,815 27,219 6,596	893,311 922,724 (29,413)	4.7 times	Yes
Leiker[5]	2020 2019 Change	25,969 19,619 6,350	11,032 n/a 11,032	37,001 19,619 17,382	1,552,096 665,084 887,012	6.1 times	Yes
Marchant	2020 2019 Change	54,957 45,062 9,895	11,527 n/a 11,527	66,484 45,062 21,422	2,995,294 1,527,602 1,467,692	15.3 times	Yes
Michaleski	2020 2019 Change	15,672 11,863 3,809	5,551 n/a 5,551	21,223 11,863 9,360	739,959 402,156 337,803	3.8 times	Yes
Roby[4,5]	2020 2019 Change	6,426 2,903 3,523	8,825 n/a 8,825	15,251 2,903 12,348	482,588 98,412 384,176	2.0 times	Has until January 1, 2024
Williams	2020 2019 Change	22,962 15,792 7,170	5,657 n/a 5,657	28,619 15,792 12,827	1,039,559 535,349 504,210	5.2 times	Yes

Notes:

1.	Shares that are settled and not subject to holding periods. Directors did not own any DSUs at March 1, 2019, as the first DSU grant was March 31, 2019.
2.	March 1, 2020 – Common Shares and DSUs are counted towards share ownership requirement and are valued at the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value or the current market value price, in accordance with the Share Ownership Policy as amended on August 6, 2019.
3.	March 1, 2019 – share ownership was determined based on the March 1, 2019 price (total number of shares multiplied by $33.90 (the TSX closing price on March 1, 2019)).
4.	Effective January 1, 2019, the director compensation structure was revised and directors have five years from the date of the compensation change to comply with the share ownership requirements.
5.	Ms. Knickel, Mr. Leiker and Mr. Roby receive annual retainers in U.S. dollars. For the purposes of the share ownership calculations, annual retainer value and share equivalent values have been converted to Canadian dollars using the exchange rate on December 31, 2019 of 1.2988 (USD/CAD).

Page 31 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Corporate Governance

Board Governance Policies and Highlights

BOARD TENURE

✓	Vermilion does not have a term limit for directors. Directors’ experience is a valuable asset to shareholders and we believe it is important to have directors who understand our industry and our Company. While term limits can help ensure the Board gains new perspectives, imposing this restriction means it would lose the contributions of longer serving directors who have developed a deeper knowledge and understanding of Vermilion over time. We also value new perspectives as demonstrated by our tenure record.
✓	60% of director nominees have a tenure less than five years.
✓	Our tenure profile balances experience, diversity and the effectiveness of our Board renewal practice.

INDEPENDENCE AND ALIGNMENT WITH SHAREHOLDERS

✓	In accordance with securities laws applicable to Canadian public companies and to U.S. foreign private issuers, nine of the ten Board nominees (90%) are independent, with Mr. Marino, our President and CEO, as the only non-independent director.
✓	The Lead Director position was established when the Chair of the Board became a non-independent director (March 1, 2016). Even though, effective March 1, 2019, the Chair of the Board became an independent director in accordance with applicable Canadian and U.S. securities laws, we recognize that guidelines from institutional advisory groups such as ISS, Glass Lewis and CCGG require a five-year cooling period before a director is considered to be independent, as opposed to a three-year period under applicable Canadian and U.S. securities laws. We will continue to have a Lead Director position until the five-year period lapses, which will be March 1, 2021.
✓	100% of the members of all our committees are Independent.

In accordance with applicable Canadian and U.S. securities laws.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 32

Corporate Governance

Governance Philosophy

We are committed to a high standard of corporate governance practices. Strong governance is in the best interests of our shareholders and promotes effective decision making at the Board level.

We monitor Canadian and U.S. regulations related to corporate governance, legal requirements and disclosure trends. As a Canadian company with Common Shares dual listed on the TSX and the NYSE, we are subject to Canadian rules and policies adopted by the TSX and Canadian Securities Administrators (‘‘CSA’’), and rules and listing standards applicable to “foreign private issuers” adopted by the NYSE and the U.S. Securities Exchange Commission (“SEC”), which give effect to provisions of the Sarbanes-Oxley Act of 2002 (“Act”).

With respect to the United States, we are required to comply with the provisions of the Act and the rules adopted by the SEC pursuant to that Act, as well as the governance rules of the NYSE, in each case as applicable to foreign private issuers. Most of the NYSE corporate governance standards are not mandatory for Vermilion as a non-U.S. issuer; however, we are required to disclose any significant differences between our corporate governance practices and the NYSE corporate governance standards applicable to U.S.-based issuers listed on the NYSE. Except those areas highlighted in a summary document available on the governance page of our corporate website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”), we remain in compliance with the NYSE corporate governance standards in all significant respects. Annually, we review the summary of significant differences to ensure our compliance is up-to-date.

This Statement of Corporate Governance Practices was approved by the Board and is made in accordance with CSA National Instrument 58-101 Disclosure of Corporate Governance Practices (‘‘NI 58-101’’), which requires disclosure of our approach to corporate governance. We consider Canadian corporate governance requirements, NYSE corporate governance rules and listing standards, and applicable SEC rules in determining our corporate governance practices. The Board of Directors has delegated responsibility to the GHR Committee, which is composed entirely of independent directors, to oversee our corporate governance practices. Our corporate governance practices and policies are described more fully in this section of the Circular.

The guidelines noted above and all of the governance documents are available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

We also note that our governance approach fully aligns with SDG 16.6, to develop effective, accountable and transparent institutions, and its associated business disclosure recommendations.

Board and EXECUTIVE Diversity Policy

Vermilion is committed to diversity on its Board and in executive officer positions. The Board and Executive Diversity Policy embraces a broad concept of diversity, encompassing factors including age, race, gender, personal attributes, skills, training, educational background and life experience.

We recognize the importance of equitable gender representation for Board and executive roles. Our Diversity Policy addresses gender diversity, which includes a candidate selection step in our recruitment process for Board and executive positions. The candidate selection step requires reasonable efforts to ensure at least 50% of the candidates are women. Our intent is to broaden each search process to ensure qualified candidates of both genders are available for consideration.

For executive positions, we will continue to develop our mentoring program, with a focus on identifying high potential female employees, developing their management skills and preparing them for senior leadership roles in the future.

Our mentoring program will be managed over time and in line with the market. We anticipate an implementation period of five years given our internal talent pipeline for executive positions as our preferred source, and market availability for Board and executive positions.

Accordingly, the current Board Diversity Policy does not include a formal target to be achieved by a specified date for the gender composition of the Board or executive officers.

The GHR Committee is responsible for annually reviewing the Board and Executive Diversity Policy and assessing its effectiveness in promoting a diverse Board. Our management is responsible for monitoring the effectiveness of the Diversity Policy for executive roles. A copy of the policy is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

As at March 1, 2020, two of ten (20%) of the Board nominees for election and one of five (20%) of the executive officers are women.

Page 33 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Corporate Governance

Nomination of Directors

The Board, with oversight from the Chair of the Board, is responsible for director succession planning. The GHR Committee, whose members are all independent, is responsible for nominating new directors considering the size of the Board and the requirements of current directors, current and desired skills mix, and the performance evaluations of the Board and its members. Our goal is to continuously develop a top-performing Board with diverse skills and deep expertise that add value to the business through governance oversight.

Our director search process includes:

>	reviewing the skills matrix, including the supplemental sustainability matrix, and identifying the desirable skill areas for a new director;
>	forming a committee to assist the GHR Committee in administering the search process;
>	engaging a search firm to assist with identifying a broad slate of candidates;
>	make reasonable efforts to ensure at least 50% of the candidates are women;
>	where possible, keeping an “evergreen” list of potential candidates as consideration for future candidacy;
>	reviewing a full list of candidates, including recommendations from the search firm, members of management and current directors, to prioritize a short list;
>	obtaining feedback from current directors on short-listed candidates;
>	arranging meetings with the Chair of the Board, the Lead Director, committee Chairs and the CEO and the top candidates to determine interest and availability; and
>	recommending the chosen candidates to the Board.

Other Public Company Directorships

Director	Other Public Company Directorships
Donadeo	None
Macdonald	None
Knickel	Hudbay Minerals Inc. Whiting Petroleum Corporation
Larke	Headwater Exploration Inc.
Leiker	SM Energy Company
Marchant	Valeura Energy Cub Energy
Marino	None
Michaleski	Essential Energy Services Pembina Pipeline Corporation
Roby	None
Williams	Enbridge Inc.

No director is, at the date of the Circular, or has been within 10 years before the date of the Circular, a director or executive officer of any company (including the company in respect of which the Information Circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, other than the following: Mr. Macdonald was the Chair of the Board of NorthPoint Resources Ltd. from 2012 to 2016. NorthPoint Resources Ltd. went into receivership on May 30, 2016.

In addition, as of the date of the Circular, no director or proposed director of the Company has, within the ten years before the date of this Information Circular: (i) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or (ii) had penalties or sanctions imposed on them by a court or regulatory authority.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 34

Corporate Governance

Directors Serving Together

There are no Board interlocks among the 2020 director nominees.

The Board’s approach to Board interlocks is aligned to CCGG principles limiting the number of the same public companies that Board members may sit on. The Board considers Board interlocks when considering new candidates and approving requests to join additional Boards.

Board Assessments

The GHR Committee ensures that each member of the Board, the committees, the Chair of the Board, and the Lead Director are assessed annually in light of their relevant terms of reference. The assessments are done by way of a questionnaire conducted by our external legal counsel Norton Rose Fulbright.

To review the board composition and to update the board skills matrix annually, we complete a number of different evaluations:

>	directors complete a questionnaire rating the effectiveness of the Board and each committee on which they serve;
>	directors complete an individual process survey rating their own effectiveness;
>	directors complete a confidential peer assessment evaluating the contributions of their peers, including the Chair of the Board and the Lead Director, in order to provide performance feedback and suggestions for improved effectiveness or contributions;
>	based on results of questionnaires and surveys, our external legal counsel conducts an overall assessment of directors and committees;
>	Board reviews all results; and
>	skills matrix is updated based on completed questionnaires.

The assessments are treated on a confidential basis, with the results tallied on an anonymous basis for review. The results of the evaluation are analyzed by the GHR Committee and the Board, which decide whether any changes are needed to the Board’s processes, composition or committee structure. Management is advised of feedback on the Board processes applicable to them.

The evaluation carried out in 2019 indicated that all individuals and groups were effectively fulfilling their responsibilities.

Page 35 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Corporate Governance

Skills and Experience

Vermilion maintains a skills matrix to evaluate the skill set of the Board based on individual director self-assessments, including with respect to sustainability skills and experience. The results are then evaluated for individual directors and for the Board as a whole. The skills matrix helps us identify gaps and is used when we search for new directors.

The GHR Committee reviewed the completed skills matrix and evaluations and is satisfied that the Board has the appropriate experience and skills to ensure the Board is performing well. The Board completed a discussion on the results with the objective of continuously improving Board effectiveness.

Our Board members have significant relevant experience in all facets of our business. All Board members are skilled in all of the following areas, which were updated to reflect additional sustainability-specific areas, including climate-related issues. We have also created a sustainability skills matrix to supplement the sustainability skills. The table below illustrates the skill set of our Board based on:

•	senior executive experience in the area from a function, role and knowledge perspective and/or significant operational experience; and
•	some familiarity and specific experience.
Skills and Experience Description	Donadeo	Macdonald	Knickel	Larke	Leiker	Marchant	Marino	Michaleski	Roby	Williams
Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer for an organization of a size similar to or greater than Vermilion.	•	•	•	•	•	•	•	•	•	•
Managing / Leading Growth – Experience as a Chief Executive Officer or senior officer in developing business strategies and leading significant growth through mergers and acquisitions.	•	•	•	•	•	•	•	•	•	•
Oil and Gas Operations – Experience as a Chief Executive Officer or senior officer in various aspects of oil and gas development and operations, including exploration, marketing and production.	•	•	•	•	•	•	•	•	•	•
Reserve Evaluation – General experience with or executive responsibility for oil and gas reserve evaluation.	•	•	•	•	•	•	•	•	•	•
Global Chief Executive Officer / Senior Officer – Experience as a Chief Executive Officer or senior officer leading an international operation providing an understanding of the challenges faced in different political, cultural and regulatory environments.	•	•	•	•	•	•	•	•	•	•
Heath, Safety and Environment – General experience with, or executive responsibility for, or knowledge of, industry regulations and best practices related to workplace health, safety and environment issues.	•	•	•	•	•	•	•	•	•	•
Governance / Board – Experience as a senior executive or Board member of a Canadian operation (public, private or non-profit sectors) that provides a good understanding of the requirements of good corporate governance.	•	•	•	•	•	•	•	•	•	•
Financial Literacy – Ability to critically read and analyze financial statements.	•	•	•	•	•	•	•	•	•	•
Financial Experience – Senior executive experience in financial accounting, reporting, internal controls, and corporate finance.	•	•	•	•	•	•	•	•	•	•
Risk Management – General experience with, or executive responsibility in, evaluating and managing the variety of risks faced by an organization.	•	•	•	•	•	•	•	•	•	•
Human Resources and Compensation – Management or executive experience with responsibility for human resources, creating a highly effective organization with a strong corporate culture, and compensation, benefits and long-term incentive programs with specific experience in executive compensation.	•	•	•	•	•	•	•	•	•	•
Sustainability – Management or executive experience with, or knowledge of, risks and opportunities related to a broad range of environment impacts, including climate-related issues such as emissions reduction, regulatory frameworks and renewable energy, and social impacts such as human rights, labour rights, community development and investment, and overall stakeholder engagement and communications.	•	•	•	•	•	•	•	•	•	•
Government Relations – Broad regulatory, political and public policy experience in Canadian and international jurisdictions and local, national and international governmental levels.	•	•	•	•	•	•	•	•	•	•

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 36

Corporate Governance

Sustainability Skills Matrix

In addition to the Board skills matrix, we are highlighting the skills and experience that our Board members bring to managing ESG factors. This aligns with recommendations from the Task Force on Climate-related Financial Disclosures, but extends beyond climate-related impacts such as emissions reduction programs, to recognize the importance of social impacts, including safety and strategic community investment.

ESG Skills & Experience, Based on Sustainability Accounting Standards Board:	Environment > Greenhouse Gas Emissions > Air Quality > Waste & Wastewater Management > Ecological Impacts > Renewable Energy	Social and Human Capital > Human Rights and Indigenous Relations > Community Relations and Development > Employee Health and Safety > People Management > Labour Rights	Leadership, Governance and Innovation > Business Ethics > Legal and Regulatory Environment Management > Critical Incident Risk Management > Business Model Resilience > International Experience
Donadeo	As CEO, launched the development of Vermilion’s sustainability program, including supporting the Tomato Greenhouse project in France; this project, which uses geothermal energy from our producing oil reservoir to heat a co-located vegetable growing cooperative, has been recognized with a sustainable development award from the Government of France.	As CEO, provided a leadership role in developing Vermilion’s best-in-class HSE program and our charitable giving and community engagement strategy, including chairing the 2016 Calgary Trout Unlimited gala fundraising event to support conserving, protecting and restoring Canada’s freshwater ecosystem.	As co-founder, helped develop a diversified, internationally focused value-based strategy with strong shareholder returns, a robust Code of Business Conduct and Ethics and whistleblower program, and comprehensive Enterprise Risk Management and emergency response practices.
Macdonald

As Chief Operating Officer of Anderson Exploration, had direct responsibility for health, safety and environment, including cold bitumen production; helped initiate an experimental project to re-inject produced sand into existing wells.

Extensive experience in voluntary and community leadership, reflected by awards that include the National United Way Tocqueville Society Award for global community work; Queen Elizabeth II Diamond Jubilee Medal for Community Work; and an Honourary Bachelor of Technology Degree from SAIT Polytechnic, for supporting post-secondary technology education.

Critical incident risk management leadership as Board Chair of the LPG Emergency Response Corporation of Canada, which was tasked with containing any spill or accident involving liquified petroleum gas: 1995-1998.

Knickel	In addition to executive roles with direct responsibility for HSE: Member, Hudbay Minerals Board Environment, Health, Safety and Sustainability (EHSS) Committee, providing oversight on health, safety and sustainability actions, issues and reporting: 2015-2018; and Chair of Whiting Petroleum Corporation’s Sustainability Committee.	Member, Hudbay Minerals Board EHSS Committee, focused on community and Indigenous Peoples engagement, education and employment: 2015-2018.	Extensive experience in increasingly senior business roles with responsibility for strategy and business development for European operations, and Merger and Acquisitions Integration Lead for Specialty Business in the Phillips 66 / Conoco merger.
Larke	At Azimuth Capital, evolved strategy and business development in the rapidly advancing world of energy and ESG investing principles.	Philanthropic efforts directed to United Way, Alberta Children’s Hospital, the University of Calgary, and the Hotchkiss Brain Institute; and co-led fundraising efforts for Calgary flood victims in 2013.	As one of five Managing Directors of Peters & Co., ensured a corporate culture of best-in-class ethical behaviour and responsible business conduct.
Leiker	Leadership role in identifying viable geologies and applying industry-leading production techniques to develop new frontiers in North American horizontal oil production.	At EOG, one of the largest independent oil and natural gas companies in the United States, had responsibility for hiring and training of all geoscience staff.	Extensive background in international exploration, production and operations, as Senior Executive VP at EOG for International Operations, including Divisions in Trinidad and Tobago and the UK, and exploration activities in South America, Asia, Africa, the Middle East and North America.
Marchant	Energy seminar leader at the European Summer School for Advanced Management in Denmark: 2007-2010.	Graduate level lecturer on energy, corporate social responsibility and sustainability strategies in MBA, MSc in Sustainability Energy Development, and Executive Education programs at the University of Calgary, and on ESG strategies for the Board for the Institute of Corporate Directors ICD-Rotman Directors Education Program.	Executive level leadership experience in exploration, foreign growth strategies and international operations, including Egypt, the Kingdom of Saudi Arabia, Abu Dhabi and Kuwait. Board level experience in professional, industry and non-profit associations in Canada and internationally. Provided policy advice and energy industry seminars for an Irish government agency and their clients.

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Corporate Governance

ESG Skills & Experience, Based on Sustainability Accounting Standards Board:	Environment > Greenhouse Gas Emissions > Air Quality > Waste & Wastewater Management > Ecological Impacts > Renewable Energy	Social and Human Capital > Human Rights and Indigenous Relations > Community Relations and Development > Employee Health and Safety > People Management > Labour Rights	Leadership, Governance and Innovation > Business Ethics > Legal and Regulatory Environment Management > Critical Incident Risk Management > Business Model Resilience > International Experience
Marino	As COO and later as CEO, promoted and led the initiation of sustainability measurement and reporting in Vermilion; led reductions in emissions intensity and spill volumes; and guided expansion of geothermal-related energy projects. As CEO, developed our integrated company philosophy on Vermilion’s role in the energy transition and the relationship between ESG performance and public market TSR; elevated ESG in company communication; initiated efforts to increase stock ownership by ESG-oriented funds; and participated in numerous government, NGO and investor forums on ESG and SRI.	As COO, developed company philosophy of complementary nature of HSE and economic performance, and communicated the prioritization of HSE over profitability to all staff members in Vermilion; led focus of HSE program on practical and effective workplace safety; and led establishment of PGR programs in Netherlands and Germany. As CEO, initiated the development and implementation of Vermilion’s High Five Personal Safety Tool, designed to focus attention on safety at work and at home; and extended strategic community investment program to all global business units.	As COO, developed and implemented Business Unit structure used for Vermilion’s global operations, and defined Vermilion’s methodology and criteria for M&A activity. As CEO, codified Vermilion’s corporate strategy, and ensured Vermilion’s business model resilience during this new era of commodity volatility. In his 37-year technical and management career, worked on energy projects on six continents, and established record of consistent value creation for stakeholders.
Michaleski

As former CEO of Pembina Pipelines, responsible for all aspects of environmental stewardship, and as member of Pembina Board HSE Committee, had oversight on first Sustainability Report, issued in 2018.

		As CEO of Pembina, was responsible for human resources, corporate philanthropy, community engagement and Indigenous relations; personal volunteering as Co-Chair of the Energy section of United Way Cabinet for three years, and a member of United Way Board of Directors for five years, including role as Chair.	In increasingly senior executive roles, responsible for business ethics, including business code of conduct, anti-competitive practices, financial controls and internal audit functions for oil and gas producers.
Roby	In management and executive positions at Occidental, Sheridan, Shell and Altura, had leadership responsibility for HSE, including complying, reporting, and sustaining oil and gas production and associated equipment/facilities, and reducing water leaks and gas emissions; sought-after speaker on CO2 sequestration and injection and industry affairs, including U.S. Congressional hearing, legislators and their staff for Texas, New Mexico and California, and two governors of Colorado.	As SVP Global Operations and Production Engineering at Occidental, assisted in community engagement work with Indigenous Peoples in Colombia, Ecuador, Oman, among other countries and government relations, including meetings with heads of state and government ministers on community impacts such as local spending and employment across 5 continents.	Extensive domestic and international experience as SVP & VP at Occidental and COO at Sheridan, responsible for all engineering and most operations, including international business development and project approval in North America, South America, Africa, the Middle East and Russia; brought a focus on critical business ethics to this work.
Williams	Member, Enbridge Inc. Board Safety and Reliability Committee: 2015-2016.	Co-Chair of the Stewardship group that developed Calgary’s Poverty Reduction strategy on behalf of the City and the United Way; subsequently Board member and Chair, Vibrant Communities Calgary, supporting the strategy implementation including Urban Indigenous Peoples, people with lived experience of poverty, Indigenous rights and Canadian Truth & Reconciliation work.	Significant experience in international business ethics and resilience, in increasingly senior positions, including Controller, Europe for Royal Dutch Shell downstream operations; Chief Financial Officer of Shell Canada Ltd; initial management sign-off on controls for Sarbanes-Oxley for SEOP; and Chair of AIMCO’s Audit Committee, involved in the investigations of all whistleblower complaints at this Provincial Crown Corporation, 2009-2014.

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Corporate Governance

Continuing Education

We keep our directors up-to-date in several ways:

>	we present reports at the quarterly Board meetings that provide directors with information on matters that may impact our organization, including updates from each major area of our business: finance and accounting, investor relations, marketing, business development, operations, sustainability, human resources and corporate governance best practices and policy updates;
>	quarterly reporting is supplemented by special issues updates and/or guest speakers as they may arise; and
>	directors participate in site visits to see our operations first hand from time-to-time.

2019 Continuing Education

Directors are encouraged to attend, enroll or participate in relevant courses and/or seminars. Directors are responsible for ensuring that they maintain the skills and knowledge necessary to meet their obligations to the company. Individual directors attend seminars and presentations and read publications from public accounting firms, law firms, oil and gas research analysts, various publications on governance and various chapters of the Institute of Corporate Directors. In addition to quarterly/annual updates provided to the Board, during 2019 the Board’s continuing education included the following:

>	all directors participated in site visits to our Canadian operations in Saskatchewan and our European operations in Ireland and France. This included business updates from field personnel and engagement with staff and external stakeholders;
>	independent third parties presented to the Board on climate change, ESG influences in investment markets and the energy transition; and
>	directors attended educational programs, presentations and events as outlined in the following table.
Topic	Presented / Hosted By	Date	Attended / Presented by
Audit Committee Series: 2019 Economic Outlook	KPMG	January	Ms. Carin Knickel
Audit Committee Series: 2019 Hot Proxy Topics	KPMG	June	Ms. Carin Knickel
Audit Committee Series: Top Cyber Security Considerations for 2019	KPMG	March	Ms. Carin Knickel
Board Practices	Allegis Group	September	Mr. William Roby
Building ESG Capacity	Ambrose University	November	Mr. Stephen Larke (Panellist)
Business Transformation – Thriving in a Digital Era	Institute of Corporate Directors	May	Ms. Catherine Williams
Climate Change and Corporate Governance – A Briefing for Boards of Directors	Institute of Corporate Directors	November	Dr. Timothy Marchant
Deloitte Directors Series: Resilience in the Face of Crisis	Deloitte	October	Dr. Timothy Marchant
Director’s Education Program	Institute of Corporate Directors	Completed June 2019	Mr. Stephen Larke
Energy Board Director Exchange	Simmons Energy	November	Mr. William Roby
ESG and the Link to Long-term	Institute of Corporate Directors	November	Mr. Stephen Larke (Panellist)
EVA: The Good, the Bad, and the Complex	National Association of Corporate Directors	March	Ms. Carin Knickel
Global Economic Forecast	HSBC	November	Ms. Catherine Williams
Strategic Sustainability and the Energy Industry Certificate	Mount Royal University	3 courses (45 hours total)	Mr. Stephen Larke
Sustainability Accounting – Financial Stability Board Credential	Sustainability Accounting Standards Board	2 exams	Mr. Stephen Larke
The State of LNG Markets in the World and Canada's Potential	Haskayne School of Business/ Petronas International Energy	November	Dr. Timothy Marchant
Transforming Corporate Reporting	Deloitte	September	Ms. Catherine Williams

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Corporate Governance

Orientation

Whenever a new director joins our Board, we tailor our orientation program to their individual needs and areas of expertise, ensuring that they receive detailed information on Vermilion’s strategy, operations and governance practices.

A typical orientation includes the following information and activities which are generally conducted with the new director prior to his/her first full Board meeting:

>	providing an organization overview including recent business, operating and financial information, as well as governance documents and information on the duties and obligations of directors, the role of the Board and its committees, and the expected contributions of individual directors;
>	providing a review of our industry sector, including analysts’ perspectives and reports on Vermilion;
>	inviting the new director to attend a full set of meetings for all of the committees;
>	arranging meetings and discussions with the CEO and each of the executives to review our current operations;
>	holding a face-to-face meeting with the Chair of the Board / Lead Director to review and answer questions about the terms of reference for Board members, which includes the Code of Business Conduct and Ethics, policy on insider trading and continuous disclosure policy, and the legal duties and obligations of directors of publicly listed companies; and
>	once a new director is appointed to one or more committees, the director meets with the chair of each relevant committee to review its terms of reference and responsibilities.

Independence and Board Committees

The Board of Directors is responsible for determining whether or not each director is independent. In connection with our NYSE listing, Vermilion adopted categorical director independence standards (“Independence Standards”) to provide a framework for the Board of Directors to assess independence in accordance with applicable Canadian securities law requirements and NYSE governance rules that apply to foreign private issuers and U.S. domestic companies. By adopting Independence Standards and having directors complete questionnaires annually, each year the Board of Directors is be able to review its directors against these standards, considering all relevant facts and circumstances, and is able to determine if directors and committee members meet these requirements.

The Independence Standards include additional NYSE requirements which are applicable to U.S. domestic companies and are voluntary for Vermilion (as a foreign private issuer) regarding the independence of GHR Committee members. The Board of Directors considers independence criteria similar to those for Audit Committee members as part of the overall determination of the independence of members of the GHR Committee.

Vermilion has never had an Executive Committee – a small committee of directors that can make decisions without the rest of the Board.

Expectations of Board Members

Each Board member is required to act honestly and in good faith with a view to the best interests of Vermilion. The Board expects that each director will:

>	attend each meeting and prepare for these meetings by reading the reports and background materials provided;
>	participate fully and facilitate open discussion of Vermilion’s affairs by the Board, while establishing an effective and collegial relationship with other Board members;
>	assist in external communications at the request of management of Vermilion;
>	avoid situations that may result in a conflict or a perceived conflict between their personal interests and the interest of Vermilion, including that no director may serve on the Board of any other oil and gas company if that company operates within the Company’s core areas including conventional and unconventional production;
>	become generally knowledgeable about Vermilion’s business, industry and operating locations including by participating in director orientation and continuing education opportunities;
>	maintain an understanding of regulatory, legislative, business, social and political environments within the jurisdictions in which Vermilion operates; and
>	participate on committees and become knowledgeable about each committee’s purpose.

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Corporate Governance

Meeting Attendance

In 2019, the average Board and committee attendance rate was 100%.

To increase their knowledge of each committee’s purpose, directors are invited to attend committee meetings on a voluntary basis. In 2019, the majority of directors voluntarily attended all committee meetings. The table below includes only the mandatory meeting attendance.

Director	Year Appointed	Committees					Board[1]	Committees					Totals
		AC	GHR	HSE	IR	SC		AC	GHR	HSE	IR	SC
Donadeo	1994						7/7						7/7 (100%)
Macdonald	2002	✓	✓	✓			7/7	4/4	5/5	4/4			20/20 (100%)
Knickel	2018		✓	✓		✓	7/7		5/5	4/4		3/3	19/19 (100%)
Larke	2017	✓	✓			✓	7/7	4/4	5/5			3/3	19/19 (100%)
Leiker	2012				✓		7/7				2/2		9/9 (100%)
Marchant	2010			Chair	✓	Chair	7/7			4/4	2/2	3/3	16/16 (100%)
Marino	2016						7/7						7/7 (100%)
Michaleski	2016	✓	Chair				7/7	4/4	5/5				16/16 (100%)
Roby	2017			✓	Chair	✓	7/7			4/4	2/2	3/3	16/16 (100%)
Williams	2015	Chair	✓				7/7	4/4	5/5				16/16 (100%)
Aggregate							100%	100%	100%	100%	100%	100%	100%

Note:

1.	Includes regular Board, strategy and annual shareholder meetings.

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Corporate Governance

Sessions Without Management

In-camera sessions, without management present, are held at every regularly scheduled Board and committee meeting. The independent Chair of the Board, Lead Director and committee Chairs preside over these sessions without management present and inform management of the subjects discussed, any resolutions passed and any action required to be taken. All meetings held in 2019 had in-camera sessions without management present.

Board / Committee Meeting	In-Camera Sessions Held
Board	Every meeting
Audit	Every meeting
Governance and Human Resources	Every meeting
Health, Safety and Environment	Every meeting
Independent Reserves	Every meeting
Sustainability	Every meeting

Retirement Guideline

The Board has a retirement guideline for directors. After the age of 70, a director may not stand for re-election unless the Board determines that an extension of the director’s term of service is warranted. An extension was recommended and approved by the Board for Mr. Macdonald. See details on page 17 and “Lead Director” section on this page for the rationale for Mr. Macdonald’s tenure extension.

Terms of Reference

Terms of Reference for the positions described below are reviewed by the GHR Committee on an annual basis, with any updates approved by the Board. The terms of reference for all positions are available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Board

The Board’s primary responsibility is to foster Vermilion’s long-term success and maximize shareholder value, while acting in the best interests of Vermilion. The Board has adopted terms of reference for the Board that set out all of its responsibilities and duties. The Board terms of reference are included in the Schedule “A”.

Individual Directors

The Board has also adopted terms of reference for the directors that set out the expectations for individual directors, including expectations regarding integrity, engagement with management, Board members and the CEO, meeting preparation and attendance, understanding of the industry and conflict of interest.

Chair of the Board

The terms of reference for the Chair of the Board address working with management and managing the Board, including meeting processes and the roles and responsibilities of the directors.

Effective March 1, 2019, Mr. Donadeo, our former CEO, became an independent director in accordance with applicable Canadian securities laws and U.S. securities laws as applicable to foreign private issuers.

Lead Director

Having an independent Lead Director fosters strong leadership, robust discussion and effective decisions, while avoiding potential conflicts of interest.

The terms of reference for the Lead Director address working in an advisory capacity to the Chair and the Board. The Lead Director’s primary focus is to provide the Board with an independent perspective pertaining to its oversight activities. The Lead Director aids and assists the Chair of the Board in managing the affairs of the Board, including being satisfied that the Board is organized properly, functions effectively and operates independent of management.

The Lead Director position was established when the Chair of the Board became a non-independent director (March 1, 2016). Even though the Chair of the Board is now an independent director (March 1, 2019) in accordance with applicable Canadian and U.S. securities laws, we recognize that institutional advisory groups such as ISS, Glass Lewis and CCGG are more robust and require a five-year cooling period before a director is considered to be independent, as opposed to a three-year period under applicable Canadian and U.S. securities laws. We will continue to have a Lead Director position until the five-year period lapses, which will be March 1, 2021.

Committee Chair

The duties and responsibilities of the Chair of each Board committee are set out in our committee guidelines. These guidelines cover committee leadership and meeting processes.

President and Chief Executive Officer

The terms of reference for the CEO detail his duties and responsibilities with respect to management of Vermilion and working with the Board. The primary focuses are on leadership, vision and successful implementation of our strategy.

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Corporate Governance

Code of Business Conduct and Ethics

We expect all of our directors, officers and employees to act with honesty and integrity. Our Code of Business Conduct and Ethics (“Code”) outlines a framework of guiding principles that cover:

>	anti-corruption, sanctions and anti-money laundering provisions;
>	avoiding conflicts of interest;
>	complying with law;
>	outside business interests and conflict of interest;
>	corporate disclosure;
>	confidential information;
>	culture of ethical business conduct;
>	securities trading;
>	anti-hedging policy;
>	clawback policy;
>	appropriate entertainment, gifts and favours;
>	fair dealing;
>	human rights;
>	workplace conduct and safety;
>	responsibility for the environment and conflict of interest;
>	anti-bribery and anti-corruption provisions;
>	responsibility for upholding the Code;
>	reporting violations of the Code; and
>	how to seek clarification.

The GHR Committee monitors compliance with the Code, ensuring visibility of the Code and expectations, and annual sign-off. Each director, officer, employee and contractor must review and sign-off on the Code annually to confirm they understand the Code and have complied with it. In 2019, the Code was amended to include a human rights policy. The Code of Business Conduct and Ethics and the GHR Committee terms of reference can be found on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”) and are also available on SEDAR at www.sedar.com.

We are not aware of any violations of the Code during 2019 that would require us to file a material change report.

Culture of Ethical Business Conduct

The Board has also approved a Whistleblower Policy to allow employees and other stakeholders to anonymously report concerns with any of our accounting, internal controls or auditing, or violations of law or substantial mismanagement of our resources, discrimination or harassment. The policy provides that such reporting may be done without discrimination, retaliation or harassment. The policy is posted on our intranet and employees may report through the mail or via an internet website that will send an anonymous email directly to the Corporate Secretary. Employees can seek advice, if necessary, directly from the Corporate Secretary. The Corporate Secretary is a partner of our external legal counsel and not an employee of Vermilion.

The Whistleblower Policy is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Material Interests

Directors or officers who have an interest in a material transaction or proposed material transaction with Vermilion must disclose the nature of their interest and may not vote on any resolution to approve the transaction. During 2019 and to the date of this Circular, there were no material transactions or proposed material transactions in which any director or officer had an interest.

Risk Oversight

The Health, Safety and Environment Committee plays a significant risk oversight role. It regularly reviews key operational and environmental risks and the Company’s risk mitigation processes and procedures related to these risks, and regularly reports to the Board.

The Sustainability Committee also plays a significant role in reviewing emerging risks and opportunities associated with sustainability issues relative to Vermilion’s business strategy.

Further, the committees of the Board receive regular reports from management at each meeting on the risk areas the committees oversee, and in turn report to the Board on those areas. In conjunction with strategic planning sessions, the Board reviews plans for our future business and our overall risk profile and risk management systems, and identifies areas for improvement, based on current conditions and identified trends, and reviews new risks in light of the approved strategy. See page 59 for a detailed review of our compensation design consistent with Vermilion’s approach to risk.

Independent Advice / Analysis

The Board may retain independent financial, legal, executive compensation and other advisors at Vermilion’s expense whenever they decide they need independent advice or analysis.

BOARD Committees

Our standing committees are:

>	Audit;
>	Governance and Human Resources;
>	Health, Safety and Environment;
>	Independent Reserves; and
>	Sustainability.

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Corporate Governance

sustainability and Climate-RELATED governance

As a responsible energy producer, Vermilion believes that we can best deliver long-term shareholder value by operating in an economically, environmentally and socially sustainable manner that recognizes the importance of all our stakeholders. Integrating sustainability principles into our business is the right thing to do: we believe it increases shareholder returns, enhances our business development opportunities and reduces long-term risks to our business model.

Vermilion has established a leadership position in sustainability performance and disclosure, launching our first CDP submission and our first corporate Sustainability Report encompassing environmental, social and governance impacts in 2014, with data to 2012.

We have aligned our sustainability reporting with recommendations from the TCFD, expanding this into various disclosure documents, including our Circular and our Annual Report. We have broadened the TCFD’s climate-specific approach, as we believe that other environment-related risks and opportunities, along with social factors, are essential elements of an integrated strategy to support both the long-term economic viability of the Company and the wellbeing of our key stakeholders, including the communities in which we operate.

This approach is also informed by sustainability and climate-related recommendations from the CCGG, United Nations Principles for Responsible Investment, and SASB.

Governance: Board Oversight and Management Role

Board Oversight

Integrated Sustainability is an important component of our long-range business plan because sustainability impacts every business unit, department and employee. The Board has responsibility for oversight of Vermilion’s sustainability performance, with Board committees providing additional sustainability-related expertise in their areas of focus; in particular, the GHR Committee, the Audit Committee and the HSE Committee.

The Board established a Sustainability Committee comprised of independent directors, to provide additional advice for the oversight of Vermilion’s approach, including:

>	our Sustainability Policy and long-range strategic plan;
>	sustainability performance, and progress on sustainability-related goals;
>	identification and management of sustainability-related risks and opportunities;
>	impact of climate-related issues on business strategy, budgets and risk management; and
>	communication of sustainability policies and performance.

The Board reviews sustainability performance reports quarterly, which include ESG performance, sustainability activities, environmental and social trends, and strategic community investment activities. In 2019, the Board also received briefings on sustainability from business unit leaders, visited field sites in Canada, Ireland and France, met with stakeholder representatives, and augmented these sustainability insights with continuing education from third parties in fields such as climate change and the energy sector, the energy transition, and ESG factors in institutional investment.

The Board and the Sustainability Committee use this information to ensure the integration of sustainability and climate-related risks within our enterprise risk management system, to better inform decisions on business strategy and risk mitigation, and to provide direction on policy and strategy.

Management Role

Organizational responsibility for sustainability and climate-related issues flows from the Board to our CEO, and throughout the Company via our executive team. Our CEO leads the company’s vision, while our Sustainability Working Group (formerly known as the Sustainability Steering Committee), comprised of the Executive Vice President, People and Culture; Executive Vice President, Chief Operating Officer; Director, Health, Safety and Environment; and Manager, Sustainability, focuses on integrating sustainability throughout the company. Our Executive Vice President, Chief Operating Officer leads the operationalization of sustainability, with the Managing Directors of each business unit responsible for sustainability activities, including managing climate-related risks and opportunities within their organizations. Each of our business units has identified a Sustainability Lead, to support coordination of sustainability-related work.

Our corporate sustainability team provides a centre of excellence approach, advising the business on all aspects of sustainability, including environmental, climate and social trends, and reporting quarterly to the Board and the Sustainability Committee regarding progress. The corporate team is also responsible for external sustainability reporting.

Various departments within the Company report sustainability-related priorities and progress quarterly to either the full Board or Board committees, including governance updates, HSE targets and performance, and public and government relations.

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Corporate Governance

Sustainability and Climate-Related Strategy

Sustainability is a core element of our long-term vision. As a result, sustainability-related risks and opportunities, including those related to climate, are integrated into multi-disciplinary company-wide risk identification, assessment, and management processes.

In summary, these risks and their associated opportunities include:

>	physical risks such as changes in temperature and precipitation extremes; rise in sea level; and tropical cyclones (hurricanes and typhoons);
>	policy and legal risks, such as uncertainty surrounding new regulation; carbon taxation and sequestration requirements; emission reporting obligations; and product efficiency regulations and standards;
>	reputation risks, such as community relations; and
>	market and technology shifts, such as changing consumer behaviour that shifts demand for our products.

We include a detailed discussion of these climate-specific risks and opportunities in our Annual Report and Management’s Discussion and Analysis, including definitions of short, medium and long-term horizons, and a materiality assessment based on both likelihood of occurrence and resulting financial impact. Our annual CDP submissions also include detailed descriptions of climate-specific risks and opportunities, their timeframes, likelihood of occurring, impact on the business, and our resulting approach to managing those impacts, including potential impacts of and resilience under 2ºC and 1.5ºC scenarios. Our latest submission can be found in our Sustainability Report, on our website at www.vermilionenergy.com (under the heading “Our Responsibility”).

In 2019, the Board of Directors, executive team and senior management, including the managing directors of our business units, participated in a robust scenario analysis, examining two key scenarios from the World Economic Forum that bring together the work of significant contributors in this area, from the International Energy Agency to Carbon Tracker. These scenarios compare a Gradual and a Rapid transition to low carbon, with the latter meeting the aims of the Paris Agreement to limit global temperature increases to 1.5ºC to 2 ºC, with 1.5 ºC preferred. This provided an opportunity to assess the key factors impacting the speed of the energy transition, including the influence of new energy technologies, the potential speed of adoption of these technologies, the anticipated changes in policy and regulation surrounding the energy transition and their rate of change, and emerging market pathways such as India. The scenario analysis extended to the risks and opportunities related to these climate-related factors, the resulting impacts on the company’s future not just in the short-term, but in the medium to long term (2050+), and strategies for Company resilience – overall and by business unit.

A review of the results of this analysis is underway, and will inform our continuing work on updating our sustainability strategy through 2020, including our current climate-related emission reduction targets.

Overall, our strategy to address the impact of these risks, and ensure our resilience under various scenarios, focuses on the following:

>	Lower carbon fuels. Since 2012, we have shifted our production mix towards natural gas, as a cleaner burning fuel than other fossil fuels, and we continue to focus on reducing the carbon intensity of the oil and gas that we produce. This includes producing fuel that is used within the country of production wherever possible, reducing the carbon footprint associated with transportation of the fuel to consumers, and to increased national energy security.
>	Greater energy efficiency. Many energy-and operational-efficiency initiatives go hand-in-hand, which in turn helps us to minimize our carbon footprint and reduce greenhouse gas emissions.
>	Lower greenhouse gas emission intensity. We are committed to reducing the greenhouse gas emissions associated with our production, with particular focus on methane. Our emissions reduction initiatives have resulted in Vermilion having a top quartile emissions intensity (emission rate per BOE produced) compared to our peer group.
>	Socially responsible fuels. We are committed to ensuring that our fuels are produced in the most environmentally and socially responsible manner possible, respecting worker rights and community engagement. We operate in regions noted for their stable, well-developed fiscal and regulatory policies related to oil and gas exploration and development, and for their robust framework of health, safety, environmental and human rights legislation.
>	Renewable energy. We are continuing to pilot the production of renewable energy, including geothermal energy, for which our internal expertise in engineering, geoscience and drilling is particularly well suited. This work has begun with a focus on the geothermal potential of our produced water, supporting a circular economy model that conserves, reuses and recycles resources to better protect our environment. It is also expanding into other areas, including biogas and the conversion of traditional oil and gas assets to geothermal production.

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Corporate Governance

>	Transparency and reporting. We have established a strong record of reporting on greenhouse gas emissions, energy usage and other key environmental metrics. This data is helping us to understand our opportunities for improvement, and we will continue to use it to determine emissions and energy reduction targets.

Sustainability and Climate-Related Risk Management

The Board has responsibility for reviewing all risks, including climate-related, and their implications for our business strategy. Our executive team is responsible for the review and management of the Enterprise Risk Management process. These form an integral part of decision making and are documented and regularly reviewed, with appropriate action taken to manage risks to a level as low as reasonably practicable. For each risk case, our technical teams, business unit leadership, executive team and Board of Directors (depending on the risk case) assess the scope and materiality of the risk. These reviews include an assessment of the integrated nature of many risks that span more than one risk category. These assessments feed into our Corporate Risk Register, which provides a consistent framework to ensure the effective tracking of all of our material risks, communication of our risks throughout the organization, and the mitigation plans associated with reducing their impact.

Sustainability-related risks and opportunities, including those related to climate, are identified by key staff across our Company, including our Health, Safety and Environment team, Sustainability team, Government and Public Relations teams, and our business unit leaders. All of these employees have significant experience in their fields, and use a wide array of inputs to inform their analysis. These include research reports, external stakeholder organizations, government policy and regulation discussions, industry initiatives, communities and landowners, and global non-governmental entities.

As part of our ongoing cycle of risk identification, every business unit and corporate team assesses their risk cases to determine where sustainability and/or climate-related risk is a contributing factor. These are incorporated into the Corporate Risk Register Review, and provided to the Sustainability, HSE, Audit, and GHR Committees as appropriate, including projected timelines and the mitigation or opportunity measures related to them. This process formalizes identification and assessment of sustainability and climate-related risks and integrates them into the overall Enterprise Risk Management system, supporting the Board’s oversight of both climate-related risks and business sustainability.

In 2019, we also integrated our sustainability materiality analysis (incorporating issues with impact for both the Company and our key stakeholders, with generally wider ranging issues than solely financial materiality) into our Enterprise Risk Management process and Corporate Risk Register through discussions with each of our business unit leaders, and through a collaboration between our Finance, HSE and Sustainability teams.

We have also developed a Carbon Liability Assessment Tool to support climate risk identification and management, with Scope 1 emissions quantification information and regulatory information for each business unit. We assessed the price of carbon on both a realized cost and shadow pricing basis, and have identified likely carbon pricing scenarios for all areas under our operational control. The Tool provides a screening-level overview of Vermilion’s exposure to this emerging financial risk factor. It also provides the basis for developing carbon liability risk cases for all business units in 2020, supports ongoing identification of carbon opportunities, and supports activities such as business development, taxation review and marginal abatement cost curve preparation.

Sustainability and Climate-Related Metrics and Targets

Our sustainability reporting highlights the increasingly sophisticated and streamlined data collection process we are using internally, and continues to provide a platform to assess current levels, trending and comparisons to industry peers. Our metrics include significant economic, environmental, social and governance measures, and are reported in accordance with the comprehensive option of the Global Reporting Initiative’s Standards. Our sustainability report also highlights where our reporting aligns with guidelines from the Sustainability Accounting Standards Board.

Climate-related metrics include but are not limited to:

>	energy consumption and intensity;
>	greenhouse gas emission and intensity (Scopes 1, 2 and 3), externally verified under ISO 14064-3;
>	investment in renewable energy;
>	flaring and venting volumes; and
>	water withdrawals.

We use these and other metrics in several key ways to monitor our progress, including:

>	measurement against our established targets, which can be found in our Sustainability Report, on our website at www.vermilionenergy.com (under the heading “Our Responsibility”);
>	performance benchmarking against our peer group; and
>	performance benchmarking against recommendations from industry and third-party entities (e.g. ESG agencies).

Because sustainability objectives are included in our long-term vision, progress on these drives both Company and individual employee performance. In 2019, we enhanced our LTIP Scorecard to include sustainability performance for the purposes of both executive and employee compensation. This is included in the Compensation Discussion and Analysis section starting on page 56.

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Corporate Governance

In particular, we are focused on reducing the emissions intensity compared to production, and are proud that our record between 2014 and 2017 saw emissions intensity decrease even as production increased.

As seen in the charts on page 3, our Scope 1 and 2 emissions intensity and our methane emissions intensity both increased in 2018. This is primarily related to the acquisition of Spartan Energy Corp in 2018. When we acquire assets, we seek to reduce emissions from previous levels through superior operations.

Our track record is clear. Between 2014 and 2017, we integrated the assets we acquired in southeast Saskatchewan in 2014. This resulted in the identification of an emission reduction target and many associated projects that have contributed to a significant reduction in our emissions and achievement of the target before the target timeline.

In 2018, we acquired another set of assets in southeast Saskatchewan and, once again, have implemented a sustainability-focused development strategy into the integration phase of this project. Similar to the 2014 acquisition, an emission reduction target and related operational initiatives have been established and we look forward to sharing these success stories in the coming years.

On a unit production basis, the emissions intensity of the Spartan assets was approximately 3.5 times the pre-acquisition intensity of Vermilion's other Canadian assets. Operational improvements undertaken in 2018 subsequent to the Spartan acquisition have resulted in a 10,871 tCO2e reduction in flaring and venting emissions, and remain ongoing as part of new targets we have set for these assets, which include reducing flaring and venting emissions, including methane, by 50% by 2024.

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Board and Committees

BOARD AND COMMITTEE HIGHLIGHTS

BOARD

✓	Outside of special meetings, Board members meet a minimum of four times per year. Expectations around attendance and conflict of interest are addressed in the Board Terms of Reference and Guidelines, and our Code of Business Conduct and Ethics, copies of which are available on SEDAR at www.sedar.com and on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).
✓	Seven Board meetings in 2019.

AUDIT

✓	Audit and audit-related fees were 95% of the total fees Vermilion paid to the independent auditors in 2019.
✓	The Audit Committee recommends the reappointment of Deloitte LLP as auditors.
✓	Four committee meetings in 2019.
✓	The Terms of Reference for the Audit Committee and those items to be addressed as “Audit Committee Matters” are set out in our Annual Information Form available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

GOVERNANCE AND HUMAN RESOURCES

✓	The GHR Committee assists the Board to review and develop governance practices and processes, including recommending processes that enhance Board effectiveness, and leading recruitment and ongoing development of directors. This Committee also assists the Board to fulfill its human resources and compensation responsibilities and to establish a succession and development plan for the President and Chief Executive Officer and senior management.
✓	Five committee meetings in 2019.

HEALTH, SAFETY AND ENVIRONMENT

✓	The Health, Safety and Environment Committee receives regular reports on the audits of our health, safety and environment systems completed throughout the year.
✓	Four committee meetings in 2019.

INDEPENDENT RESERVES

✓	The Independent Reserves Committee annually reviews and recommends our reserves and resources and related oil and gas disclosures to the Board.
✓	Two committee meetings in 2019.

SUSTAINABILITY

✓	The Sustainability Committee provides oversight and advice on our Sustainability Policy, sustainability long-range strategic plan, and associated performance. It incorporates external stakeholder input and encompasses broad environmental, social and governance issues.
✓	Three committee meetings in 2019.

INDEPENDENCE

✓	All of the members of our committees are independent in accordance with applicable Canadian securities laws and U.S. securities laws applicable to foreign private issuers.

A copy of the terms of reference for our Board and all committees is available on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

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Board and Committees

Board of Directors

Left to right – Lorenzo Donadeo, Chair of the Board; Larry Macdonald, Lead Director; Carin Knickel; Stephen Larke and Loren Leiker.

Left to right – Dr. Timothy Marchant; Anthony Marino; Robert Michaleski; William Roby; Catherine Williams and Robert Engbloom, Corporate Secretary.

As assessed in accordance with the TSX and Canadian Securities Administrators (‘‘CSA’’), NYSE and the U.S. Securities Exchange Commission (“SEC”), as at March 19, 2020, nine of the ten Board nominees (90%) are independent, with Mr. Marino, our President and Chief Executive Officer, as the only non-independent director.

The Board’s primary responsibility is to foster the long-term success of Vermilion for all stakeholders, consistent with the Board’s responsibility to the shareholders to maximize shareholder value. The Board is also responsible to ensure management identifies the principal risks of Vermilion’s business and implements the appropriate systems to manage risks identified.

In 2019, the Board:

✓	Ensured there is a strategic planning process, and reviewed, discussed and approved the strategy and monitored its implementation.
✓	Reviewed and evaluated our business and risk management reports.
✓	Reviewed sustainability-related risks and opportunities, and how these are integrated into our enterprise risk management system.
✓	Following the recommendation of the Sustainability Committee and GHR Committee, approved the addition of a human rights policy to Vermilion’s Code of Business Conduct and Ethics.
✓	Participated in Vermilion’s scenario analysis to assess the potential trajectory and impacts on the company of the speed of the energy transition.
✓	Visited Vermilion’s field operations in Canada, Ireland and France, with stakeholder engagement including staff and community representatives.
✓	Approved the Audit Committee’s recommendation to nominate Deloitte LLP as external auditor.
✓	Approved the Company’s continuous disclosure to shareholders and the investing public, including the annual and quarterly financial statements and management’s discussion and analysis, the Annual Report, the Management Proxy Circular, the Annual Information Form, and the Sustainability Report.
✓	Reviewed its size and composition and concluded it is comprised of an appropriate mix of backgrounds, skills and experience to guide the long-term strategy and ongoing business operations of the Company while keeping good governance at the forefront.
✓	Following the recommendation of the GHR Committee, approved a tenure extension for Mr. Macdonald, as his skill set and expertise would create a vacancy not easily replaceable.
✓	Assessed directors’ independence against our Independence Standards.
✓	Following the recommendation of the GHR Committee, approved the ‘Say on Pay’ advisory vote for the 2019 year and confirmed the effectiveness of the Board Diversity Policy.
✓	Following the recommendation of the GHR Committee, approved the corporate performance and executive compensation peer groups for the 2019 performance year.
✓	Following the recommendation of the GHR Committee, approved: (i) new corporate performance peer group for 2020 which will be used to determine the TSR quartile ranking in the STIP Scorecard (“STIP Peer Group”); (ii) approved no change to the peer group used to determine TSR quartile ranking in the LTIP Scorecard (“LTIP Peer Group”); confirmed no change is required to the executive compensation peer group for 2020.

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Board and Committees

✓	Following the recommendation of the GHR Committee approved two changes to the 2020 LITP scorecard: (i) removal of the three-year debt and dividend adjusted reserves per share (“DDARPS”) growth metric from the long-term incentive scorecard as it can be difficult to tie the daily activities of employees to such a long-dated and specific metric such as reserves growth; and, (ii) with the removal of the DDARPS metric, the weighting of the remaining results needed to be adjusted; it was determined that the 10% weighting allocated to Sustainability continues to be appropriate; therefore, the remaining three metrics were evenly re-weighted to 30% each. The short-term incentive plan scorecard established in 2019 continues to be reflective of the critical success measures for the 2020 annual performance year.
✓	Reviewed and approved our 2019 annual compensation and incentive programs for all employees.
✓	Reviewed and approved the 2019 short-term and long-term incentive plan scorecards results.
✓	As a result of a production target miss and the prevailing weak commodity price environment, and to demonstrate our commitment to containing costs into 2020, the Board exercised discretion to reduce the STIP and LTIP awards for executives and employees.
✓	The 2019 STIP award is reduced on average by 63% for executives and 50% for employees compared to last year’s STIP award. Half of this reduction is as a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment.
✓	The 2020 LTIP grants are suspended until mid-year, at which time we will determine the appropriate grant level based on the commodity price and our share price.
✓	2020 base salaries for employees, including executives, have been kept flat to 2019 rates. This is the third salary freeze for our executive team since 2014.
✓	The 2020 director compensation is reduced by 25%.
✓	Analyzed and recommended a change to the Board of Director compensation effective January 1, 2020, introducing a flat annual meeting fees retainer payable in DSUs, Vermilion shares, cash, or combination thereof.

International Directorships

Vermilion practices good governance standards with its international subsidiaries and has appointed independent directors to the Boards of our various subsidiaries. Our independence standards are based upon the absence of relationships and interest that could compromise the ability of directors to exercise judgment with a view to the best interest of the Company.

Board members of Vermilion’s international subsidiaries are responsible for overall guidance of the subsidiaries and are knowledgeable in the country of operations with backgrounds in legal, regulatory, executive leadership and operations.

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Board and Committees

Audit Committee

Left to right – Williams, Committee Chair; Larke; Macdonald and Michaleski.

The Audit Committee assists the Board to fulfill its oversight responsibilities by reviewing financial information provided to shareholders and others, internal control systems established by management and the Board, and all audit processes.

All members of the Audit Committee are independent (as assessed in accordance with our Independence Standards) and financially literate. All members of the Audit Committee are financial experts.

In 2019, the Audit Committee:

✓	Recommended, following review of the 2019 audit plan, the appointment and compensation of the external auditors, indicating that the services provided by Deloitte LLP were compatible with maintaining that firm’s independence.
✓	Monitored the effectiveness of internal accounting and financial reporting and controls, including: (i) reviewing and making recommendations to the Board on all financial disclosure and satisfying itself that there are adequate procedures in place for the review of financial disclosures; (ii) reporting to the Board on risk management policies and procedures; (iii) reviewing internal control procedures to determine their effectiveness, ensuring compliance with Vermilion’s policies including those prescribed under the Sarbanes-Oxley Act of 2002 disclosure controls and conflict of interest guidelines; and (iv) establishing procedures for dealing with complaints or confidential submissions with respect to accounting, internal accounting controls or auditing matters.
✓	Met separately with management and the external auditors to discuss the unaudited quarterly and the annual audited consolidated financial statements before recommending that the Board adopt the statements and include them in the Annual Report.
✓	Recommended, following review, to the Board for approval the quarterly and annual audited consolidated financial statements and associated management’s discussion and analysis, financial press releases and Annual Information Form.
✓	Reviewed and discussed with management and external auditors the reporting by the external auditors of critical audit matters, PCAOB (“Public Company Accounting Oversight Board”) and CPAB (“Canadian Public Accountability Board”) communications, and the adoption of new accounting pronouncements.
✓	Monitored management’s progress in implementing effective internal control over financial reporting on the corporate acquisitions completed in 2018.
✓	Discussed and contributed to the risk mitigation program maintained by management.
✓	Reported to the Board on risk assessment and risk management effectiveness.
✓	On an ongoing basis, reviewed regulatory developments and held discussions with the external auditors regarding auditor independence and other matters as required under Canadian and U.S. regulations. Deloitte LLP has been the Company’s auditor since 2000. In accordance with certain regulatory standards and as a means of ensuring the independence and integrity of the audit, lead partners on the audit are rotated every five years, including partners responsible for Vermilion’s material international subsidiaries.
✓	Approved or pre-approved all services provided by the external auditors.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Audit Fees

Type of Fee	2019 ($)	2018 ($)	Change (%)
Audit Fees[1]	1,846,197	1,934,531	(5%)
Audit-Related Fees[2]	34,500	81,500	(58%)
Tax Fees[3]	97,638	800	N/A
Total Annual Fees	1,978,335	2,016,831	(2%)

Notes:

1.	Audit fees consisted of professional services rendered by Deloitte LLP for the audit of the Company’s financial statements for the years ended December 31, 2019 and 2018.
2.	Audit-related fees consist of fees billed by Deloitte LLP for assurance and related services that are reasonably related to the performance of the audit or review of Vermilion’s financial statements, but which are not included in the audit fees.
3.	Tax fees consist of fees for tax compliance services.

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Board and Committees

Governance and Human Resources Committee

Left to right – Michaleski, Committee Chair; Knickel; Larke; Macdonald and Williams.

The GHR Committee assists the Board to review and develop governance practices and processes, including recommending processes that enhance Board effectiveness, and leading recruitment and ongoing development of directors. This Committee also assists the Board to fulfill its human resources and compensation responsibilities and to establish a succession and development plan for the President and Chief Executive Officer and senior management.

All members of the GHR Committee are independent (as assessed annually in accordance with our Independence Standards). To voluntarily comply with NYSE Listed Company Manual requirements for U.S. domestic issuers, our Independence Standards include additional criteria for determining independence of our Compensation Committee members. As a foreign private issuer, we are not required to comply with the requirements for Compensation Committee membership; however, we voluntarily adopted the higher independence standards as a matter of good corporate governance.

None of the GHR Committee members are currently serving as private sector executives within the energy industry. Our terms of reference do not limit the number of current chief executive officers who may sit on the GHR Committee. However, whether a director was a chief executive officer, particularly of a company in our peer group, would be considered in deciding whether to recommend him or her for appointment to the GHR Committee.

The members of the GHR Committee bring valuable expertise in various aspects of compensation and compensation risk management through their business experience and education. All members have been senior executives with oversight responsibility for total compensation programs within their organizations. The Board is satisfied that the GHR Committee members have the knowledge and qualifications to make compensation decisions in the best interests of Vermilion and our stakeholders.

In 2019, the Governance and Human Resources Committee:

✓	Reviewed the terms of reference for the GHR Committee and the Board.
✓	Reviewed Committee structures and procedures to ensure Board independence.
✓	Reviewed the analysis of director and officer questionnaires and director skill matrix to ensure governance standards were met.
✓	Analyzed Vermilion’s corporate governance policies compared to best governance practices and to Vermilion’s peers governance practices based on their 2019 Management Information Circular disclosure.
✓	Reviewed ‘Say on Pay’ advisory vote policy to ensure its effectiveness in achieving its objectives and recommended to the Board to continue to hold the shareholder vote in 2019.
✓	Evaluated Vermilion’s compensation and incentive programs for 2019 and recommended that the Board approve the programs.
✓	Analyzed and recommended executive compensation for 2019 to the Board.
✓	Completed a year-end review of the 2019 corporate performance peer group and the 2019 executive compensation peer group, recommending a change to the STIP Peer Group, and confirming no changes to the LTIP Peer Group and executive compensation peer group for 2020.
✓	Reviewed the short and long-term incentive scorecards and recommended two changes to the long-term incentive scorecard as follows: (i) the three-year DDARPS growth metric was removed from the long-term incentive scorecard as it can be difficult to tie the daily activities of employees to such a long-dated and specific metric such as reserves growth; and, (ii) with the removal of the DDARPS metric, the weighting of the remaining results needed to be adjusted; it was determined that the 10% weighting allocated to Sustainability continues to be appropriate; therefore, the remaining three metrics were evenly re-weighted to 30% each. The short-term incentive plan scorecard established in 2019 continues to be adequate for the 2020 annual performance year.
✓	Assessed corporate performance for 2019 and recommended the same to the Board.
✓	Recommended to the Board, as a result of a production target miss and the prevailing weak commodity price environment, to exercise discretion to reduce the STIP and LTIP awards for executives and employees as follows:
✓	The 2019 STIP award is reduced on average by 63% for executives and 50% for employees compared to last year’s STIP award. Half of this reduction is as a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment.

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Board and Committees

✓	The 2020 LTIP grants are suspended until mid-year, at which time we will determine the appropriate grant level based on the commodity price and our share price.
✓	2020 base salaries for employees, including executives, have been kept flat to 2019 rates. This is the third salary freeze for our executive team since 2014.
✓	The 2020 director compensation is reduced by 25%.
✓	Monitored succession planning and talent management practices to ensure continued internal bench strength in senior leadership and critical positions.
✓	Analyzed and recommended a change to the Board of Director compensation effective January 1, 2020, introducing a flat annual meeting fees retainer, payable in DSUs, Vermilion shares, cash, or combination thereof.
✓	Recommended to the Board a tenure extension for Mr. Macdonald, as his skill set and expertise would create a vacancy not easily replaceable.
✓	Reviewed the effectiveness of the Board Diversity Policy considering the Board’s current and long-term composition.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

The GHR Committee reviewed market data available from peers’ public disclosure as well as survey information from Mercer (Canada) Limited (“Mercer”), a human resources consulting firm, and Equilar to evaluate executive compensation.

The GHR Committee is authorized to use its own outside consultant at its discretion. In 2019, an independent consultant was not retained by the Board.

Compensation Work Plan

The GHR Committee follows a work plan to ensure it has continuous oversight and input into compensation for the executives and all employees. In addition to the compensation activities, the GHR Committee ensures it has continuous oversight on governance duties and responsibilities by reviewing new developments in governance practices at each of its meetings.

Key Program / Area	Committee Action	Q1	Q2	Q3	Q4	Board Action
Corporate compensation philosophy and accompanying policies and practices.	Review program and recommend to the Board for approval.	✓			✓	Review, approve
President and Chief Executive Officer performance evaluation including performance as compared to strategic objectives and feedback survey from the individual Board members.	Review President and Chief Executive Officer performance.	✓			✓	Review, approve
President and Chief Executive Officer compensation (including salary, short and long-term incentives).	Recommend President and Chief Executive Officer compensation to the Board for approval in light of performance evaluation.	✓		✓	✓	Review, approve
Assessment of compensation risk.	Review internal and external factors impacting compensation risk.	✓			✓	Review
Executive compensation.	Review and recommend to the Board for approval.	✓		✓	✓	Review, approve
Succession and development.	Receive reports on succession and development progress. Review any changes to the executive team.	✓	✓	✓	✓	Review
Labour budget including all permanent and contract staff globally.	Recommend labour budget to the Board.	✓			✓	Review, approve

The GHR Committee is committed to strong governance corporate practices. We value governance policies of shareholder advisory representatives, including ISS, Glass Lewis and the CCGG.

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Board and Committees

Health, Safety and Environment Committee

Left to right – Marchant, Committee Chair; Knickel; Macdonald and Roby.

The Health, Safety and Environment Committee assists the Board to ensure that our activities are conducted in an environmentally responsible manner – aligning with our health and safety policies, complying with applicable law and conforming to industry standards.

All members of the Health, Safety and Environment Committee are independent (as assessed in accordance with our Independence Standards).

In 2019, the Health, Safety and Environment Committee:

✓	Reported to and advised the Board on matters related to Health, Safety and Environment.
✓	Made recommendations on Health, Safety and Environment policies.
✓	Reviewed internal communication methods for sharing Health, Safety and Environmental data and information.
✓	Reviewed and monitored the effectiveness of Vermilion’s Health, Safety and Environment programs.
✓	Recommended the Health, Safety and Environment strategic plan.
✓	Reviewed significant legislative and regulatory changes related to Health, Safety and Environment.
✓	Reviewed and monitored Health, Safety and Environment related sustainability initiatives.
✓	Assessed operational readiness and risk mitigation plans for potential significant operational incidents.
✓	Reviewed and determined that major safety events were properly reported and investigated.
✓	Met independently with management representatives responsible for Health, Safety and Environment at Vermilion.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

Independent Reserves Committee

Left to right – Roby, Committee Chair; Leiker and Marchant.

The Independent Reserves Committee provides the Board with a mechanism to review and assess our oil and gas reserves, ensuring compliance with the requirements of National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

All members of the Independent Reserves Committee are independent (as assessed in accordance with our Independence Standards).

In 2019, the Independent Reserves Committee:

✓	Communicated regularly with management to ensure that all reserves and resources evaluations and reports were properly conducted.
✓	Monitored Vermilion’s projected annual reserves.
✓	Met separately with management and the independent engineering firm evaluating reserves and resources to discuss the evaluation prior to the recommendation to the Board.
✓	Recommended Vermilion’s reserves and resources evaluations and disclosure of reserves and resources to the Board.
✓	Considered and discussed with management the finding, development and acquisition costs for reserve additions.
✓	Received and discussed the reserves and resource reports and the corporate summary of reserves and resources and future cash flows with management and the independent engineering firm.
✓	Reviewed Vermilion’s practices and ensured they meet industry best practices and standards.
✓	Completed a reserves due diligence questionnaire.
✓	Reviewed the appointment of the evaluating independent engineering firm and recommended that no changes be made.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

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Board and Committees

SUSTAINABILITY Committee

Left to right – Marchant, Committee Chair; Knickel; Larke and Roby.

The Board established our Sustainability Committee to assist with oversight of Vermilion’s approach to sustainability, including the Sustainability Policy, the long-range strategic plan, sustainability performance including key performance indicators, and methods of communicating sustainability policies and performance. The committee’s role also encompasses identifying and reviewing emerging risks and opportunities associated with sustainability issues, including significant matters such as the energy transition and social impacts, including human rights, community investment, and government and other stakeholder relations, along with the integration of those risks and opportunities into Vermilion’s Enterprise Risk Management framework.

In 2019, the Sustainability Committee:

✓	Reviewed Vermilion’s long-range strategic plan for sustainability, including the sustainability materiality analysis and associated risks and opportunities such as climate change and human rights, how these risks are integrated into our enterprise risk management system, and how sustainability is integrated into the company’s operations.
✓	Participated in Vermilion’s scenario analysis to assess the potential trajectory and impacts on the company of the speed of the energy transition.
✓	Reviewed Vermilion’s sustainability performance via results from third-party sustainability ratings agencies, including CDP, SAM, Sustainalytics, MSCI, ISS and Vigeo-Eiris.
✓	Reviewed key sustainability governance, reporting and performance recommendations from the Task Force on Climate-Related Financial Disclosures and the CCGG, and their addition to Vermilion’s regulatory reporting.
✓	Reviewed the Board skills matrix to ensure appropriate representation of sustainability-related skills and experience, including climate-related issues.
✓	Reviewed Vermilion’s approach to sustainability reporting from performance to publication, including the company’s disclosure committee.
✓	Recommended to the Board of Directors the addition of a human rights policy to Vermilion’s Code of Business Conduct and Ethics.
✓	Reviewed Vermilion’s approach to lobbying and reporting.
✓	Reviewed Vermilion’s strategic community investment program, including the global emergency responder and environmental stewardship programs.
✓	Recommended guest speakers with sustainability expertise, including climate change and ESG investment context, for Board continuing education, along with scientific and thought leadership papers from sources such as the World Economic Forum, the International Energy Agency, and the United Nations Sustainable Development Solutions Network.
✓	Visited Vermilion’s field operations in Canada, Ireland and France, with stakeholder engagement including staff and community representatives.
✓	Reviewed the committee’s Terms of Reference.
✓	Approved the contents of this annual summary report and recommended to the Board that it be included in this Circular.

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Compensation Discussion and Analysis

Compensation Practices and Highlights

PERFORMANCE EVALUATION

✓	The Board reviews Vermilion’s corporate performance against pre-determined targets, as well as the CEO’s performance against agreed-upon annual objectives. The CEO and all executives must meet their objectives to receive target short-term incentive payments and long-term incentive awards.
✓	CEO compensation is based 100% on corporate performance; Executive Vice Presidents (excluding CEO) compensation is based on 2/3 corporate and 1/3 individual performance; and Vice Presidents and employees compensation is based on 1/3 corporate and 2/3 individual performance.
✓	As a best governance practice, we disclose our scorecards (STIP and LTIP), including the metrics, rationale, pre-established stretch targets, achieved results, the final overall score and the link to our compensation program.
✓	A common message we receive from shareholder representatives is that profitability is valued more than growth at this time in the energy industry. Considering this feedback, the Board completed a comprehensive review and redesign of our scorecard measures and targets. The 2019 STIP and LTIP Scorecards include revised threshold targets, and under the LTIP Scorecard, “Strategic Performance” was replaced with “FFO Return on Capital Employed” and “Sustainability”. The inclusion of a sustainability measure is an important indicator of our commitment to be an industry leader in sustainability and ESG performance.
✓	Our STIP and LTIP Scorecards allow the Board to exercise its discretion to override the payout resulting from STIP and LTIP Scorecards.
✓	The Board made the decision to reduce the STIP award for executives on average by 63% and 50% for employees compared to last year’s STIP award. Half of this reduction is a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment.

✓	The 2020 LTIP grants are suspended until mid-year, at which time we will determine the appropriate grant level based on the commodity price and our share price.
✓	Base salaries have been kept flat to 2019 rates. This is the third salary freeze for our executive team since 2014.

COMPENSATION MIX

✓	We ensure compensation for our executives is variable or at risk – only earned when performance targets are met. In 2019, the variable compensation for our CEO and other NEOs was 79% and 74%, respectively.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

✓	Holding our 7th annual ‘Say on Pay’ vote.
✓	2019 support of 94% and six-year average support of 95%.

ANTI-HEDGING POLICY

✓	Prohibits all directors and officers from engaging in any arrangement that is designed to hedge.

CLAWBACK POLICY

✓	Requires repayment of any incentive pay where the executive(s) and officer(s) engaged in intentional misconduct that causes financial restatement.

DOUBLE TRIGGER MANAGEMENT AGREEMENTS

✓	CEO relinquished single trigger.
✓	All new executive agreements will be double trigger.
✓	Other legacy single trigger executive agreements are grandfathered.

ROBUST OWNERSHIP POLICY

✓	CEO, 8 times base salary – exceeds the industry average ownership requirements.
✓	CEO, post-retirement or resignation holding period of 2 times annual base salary for a period of 12 months.
✓	Executive Vice Presidents, 3 times base salary.
✓	Vice Presidents, 1 times base salary.

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Compensation Discussion and Analysis

Overview FROm the Chair of the Board and Lead Director

The Board is conscious that shareholders have entrusted their investment to us, and we are committed to you as shareholders to ensuring the long-term growth and success of Vermilion. Executive compensation is critical to attracting and retaining the talent we need to excel as a top mid-cap energy company with global operations.

Compensation Objective

We connect our performance metrics to our commitment to shareholders by combining reasonable base compensation with short-term and long-term incentive opportunities that are tied to operating and financial results as measured by Vermilion, including performance compared to our peers.

2019 Corporate Performance Peer Group

The 2019 corporate performance peer group selection criteria was updated to include a screen of all companies listed on the TSX (as opposed to only those companies included in the S&P TSX Composite Index). The production criteria for selection increased from greater than 10,000 boe/d to 0.2 to 5.0 times Vermilion’s production. Using the revised selection criteria, three companies (Athabasca Oil Corporation, Frontera Energy Corp. and Kelt Exploration Ltd.) warranted inclusion and four companies warranted removal (Bonterra Energy Corp., Crew Energy Inc., Pengrowth Energy Corp. and Surge Energy Inc.).

2020 Corporate Performance Peer Group

Given two-thirds of the three-year measurement period for the 2020 LTIP Scorecard (January 1, 2018 to December 31, 2020) is already completed, the LTIP performance peer group remains the same for the 2020 LTIP Scorecard; however, a revised peer group is approved for the 2020 STIP Scorecard. For details on the approved 2020 STIP peer group changes, see page 68.

2019 Executive Compensation Peer Group

Pay-for-performance is the foundation of our compensation philosophy. Vermilion operates in 10 countries with varying regulatory, political and operational complexities, including onshore and offshore operations across multiple time zones, and a workforce with varying cultural and language differences.

In 2019, the executive compensation peer group was created to include companies closely matched to Vermilion in size and business model (international operations and dividend-paying companies). This change was a result of a comprehensive review to ensure the executive compensation peer group reflects the complexity of our business and the competitive pressures we face in the markets in which we operate. The executive compensation peer group remains the same for 2020.

2019 Corporate Performance Scorecards

Our corporate performance scorecards include both standard industry metrics and internal measures of performance that are compared to plans established by management and approved by the Board each year.

Following a comprehensive review of our corporate performance scorecards, our STIP and LTIP Scorecards were redesigned in 2019 to include a minimum of two operational and two return-based performance metrics on each scorecard. The LTIP Scorecard includes a sustainability measure, which we believe is an important indicator of our commitment to maintain ESG leadership within our peer group.

These changes were made to demonstrate that we concur with shareholders and shareholder advisory services, with the view that scorecards with a focus on returns in addition to operational targets drive the desired behaviour that provide strong long-term performance.

We updated the target thresholds for the one-and three-year after-cash recycle ratio, the one-year production per share growth, and the three-year reserves per share growth measures, reflecting an increasingly competitive industry. We also implemented a return metric, Return on Capital Employed, in our LTIP Scorecard, and added a sustainability (ESG) measure. We have welcomed the increasing focus on sustainability, generated by entities such as the Task Force on Climate-related Financial Disclosures and the Sustainability Accounting Standards Board. Their call for consistency in approach, disclosure and performance is much needed in a fragmented sustainability reporting environment. We continue to demonstrate leadership positions in this area, including utilizing a LTIP Scorecard with specific sustainability metrics that clarify the connection between sustainability performance and compensation.

In addition, the Board has identified commitments associated with production and capital expenditures as baseline requirements in considering payout levels for variable pay programs, including both the STIP and LTIP. The Board has discretion to modify scorecard payouts either upwards or downwards, by changing the STIP pool and/or the LTIP grant level if these or other requirements identified as important by the Board are not met or exceeded.

For the 2019 performance year, the Board approved STIP and LTIP Scorecard results based on measures and targets established at the beginning of 2019, and as disclosed in the 2019 Proxy. For full details on STIP and LTIP Scorecard results, see pages 71 and 72.

In 2019, Vermilion achieved record level production, despite a difficult year that included a third-party refinery outage in France, weather-related delays in Canada, and other unplanned facility outages across our business units. In spite of this achievement, our final production was slightly below the mid-point of our original guidance target. The Board and management agreed this was an important corporate target that was not achieved and consequences of this had an impact on all shareholders.

2020 Corporate Performance Scorecards

The Board approved a change to the 2020 LTIP Scorecard, removing one of the measures and as a result, readjusting the weightings for the remaining measures. No changes were made to the 2020 STIP Scorecard. For full details on 2020 scorecard changes, see page 73.

Page 57 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Compensation Discussion and Analysis

Board Discretion for 2019 Performance Year

The compensation decisions relating to the 2019 performance year paid in 2020 are described in detail below.

Corporate Performance Scorecards Review

First, the Board reviewed and approved the STIP and LTIP Scorecard results at the March 2020 Board meeting. STIP payments and LTIP grants are determined based on corporate performance (STIP and LTIP Scorecards) and individual performance.

The 2019 STIP Scorecard result was 2nd quartile, with a score of 1.75. This was a lower result than the 2018 STIP Scorecard, which was 1st quartile, with a score of 1.50.

The 2019 LTIP Scorecard result was 2nd quartile, with a score of 1.68. This was a lower result than the 2018 LTIP Scorecard, which was 1st quartile, with a score of 1.50.

For full details on STIP and LTIP Scorecard results, see pages 71 and 72.

External Factors Impacting Energy Industry

Deteriorating economic activity resulted in dramatically lower commodity demand, particularly for crude oil. Crude prices were further negatively affected by market disappointment over the failure of OPEC+ to restrict production in response to COVID-19, and by the ensuing price war between Saudi Arabia and Russia. This series of events has reduced industry cash flows and led to significant declines in stock prices in the energy sector.

Board Discretion to Reduce STIP Payment, to Suspend LTIP Grants and Freeze Base Salaries

As a result of a production target miss and in response to the volatile commodity price environment, the Board exercised discretion to reduce overall compensation as follows:

>	The 2019 STIP award is reduced on average by 63% for executives and 50% for employees compared to last year’s STIP award. Half of this reduction is a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment.
>	The 2020 LTIP grants are suspended until mid-year, at which time we will determine the appropriate grant level based on the commodity price and our share price.
>	The 2019 LTIP grants were approved by the Board February 2019 and granted on April 1, 2019, prior to the significant commodity price decrease.
>	2020 base salaries for employees, including executives, have been kept flat to 2019 rates. This is the third salary freeze for our executive team since 2014.
>	The 2020 director compensation is reduced by 25%.

The Board was satisfied that the results of its evaluations of company performance, individual executive performance and compensation levels, including the negative STIP override and LTIP grants suspension, were appropriate for the 2019 performance year, given a production target miss and the volatility currently experienced in the energy industry.

Submitted by Lorenzo Donadeo, Chair of the Board
Larry J. Macdonald, Lead Director

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 58

Compensation Discussion and Analysis

COMPENSATION Discussion and Analysis (“CDA”) Overview

The CDA section summarizes our compensation strategy and objectives and ties it to our compensation program and design. We describe in detail the annual compensation process, including who is involved in the process. A detailed summary of each compensation element is included. As our compensation is benchmarked to a peer group, we provide detailed information on the peer group selection criteria and any changes for the upcoming year. We disclose our corporate performance scorecard measures, rationale for selecting the measures, and the year-end results. The corporate performance scorecards are used to assess overall corporate results and are major drivers in determining short-term and long-term incentives (bonus, share awards and compensation awards).

Strategy and Objectives

Our compensation philosophy and objectives of the compensation program are the same for all staff, including executives, and are aligned with shareholders’ interests.

Each executive and employee is eligible to participate in our compensation program elements, including base salary and short-term and long-term incentives, which we believe strengthens our organizational alignment with shareholder expectations. We target total compensation between median and top quartile, depending on Company and individual performance. The four objectives that guide the design of Vermilion’s compensation plans are:

>	ensuring our operations worldwide are sustainable under a range of commodity price environments and when changes occur in our workforce;
>	aligning compensation programs with our strategy to ensure prudent risk taking;
>	allowing us to attract and retain high-calibre employees that are important to our success; and
>	rewarding all employees and executives when their performance and the Company’s performance is top quartile.

Compensation Program Design

Our compensation program has been designed to ensure reasonable objectives are built in to encourage Company long-term financial sustainability and growth, while ensuring outcomes are in the best interest of shareholders.

Executives are motivated to maximize shareholder value by ensuring that a significant portion of their compensation is variable and paid only when individual and business outcomes including financial performance objectives are met (see page 78 for details of our total compensation mix for NEOs).

Annual Compensation Process

We follow a comprehensive process every year to determine compensation.

Vermilion provides consistency in compensation decisions by conducting a similar evaluation process each year, while also considering current market conditions for employee and executive compensation and taking into account program affordability in the current industry environment. We include stress-testing (looking at potential payouts over a number of result scenarios) and back-testing (checking that payouts were what we expected and are within the approved security-based compensation plan limits, see summary on page 64) to ensure we understand the possible and actual impacts of our compensation decisions.

Page 59 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Compensation Discussion and Analysis

Our Annual Compensation Process

Who is Involved in Compensation Decisions

Ultimate accountability for compensation decisions rests with the Board.

Management, the CEO, the GHR Committee and our Board all have a role to play in making compensation decisions. The final decisions rest with the Board. The Board has the discretion to adjust compensation program levels either downward or upward to ensure outcomes link to corporate performance.

Board of Directors' Approval
Board of Directors
Ultimate accountability for the approval of all major compensation programs and payouts for CEO, executives and employees according to compensation philosophy, while managing compensation risk. Also approves corporate performance relative to peer organizations and market performance.
Governance and Human Resources Committee's Review
Governance and Human Resources Committee
Assists with the Board's accountability to provide final approval on all major compensation programs and policies for CEO, executives and all employees, reviews compensation risk factors and corporate performance, and puts forward recommendations. The GHR Committee may engage a consultant to assist with the compensation program review and recommendations.
There is cross membership between all five of our Board Committees.
CEO's review of executive and employee compensation.
Management's Proposal
Management's Annual Market Review and Analysis
Recommend CEO and executives' compensation payouts directly to the GHR Committee. Recommendations are based on compensation program design, which includes market data such as peer proxy review and compensation consulting data from sources such as Mercer and Equilar. Ensure compensation program and pay mix elements are stress-tested and back-tested.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 60

Compensation Discussion and Analysis

Elements of Compensation

In addition to base salary, our executives and employees have the opportunity to receive compensation elements referred to as “pay-at-risk” as they are not guaranteed, but are triggered by Company performance and individual achievements. These pay-at-risk elements include both short-term and long-term incentives. Other elements include benefits, perquisites, savings plan and other benefits as applicable to our employees in other jurisdictions which are not based on individual achievements.

Direct Compensation (three elements)

Targeted at the median of the Company’s compensation peer group. Can move up to the top quartile if we have exceptional performance and the employee made a significant contribution.

Indirect Compensation (two elements) Dependent on base salary (e.g. Savings Plan) or a flat amount (e.g. parking).
	ê	ê	ê	ê	ê
	Base Salary	Short-term Incentive (Bonus Plan)	Long-term Incentives	Benefits and Perquisites[1]	Savings Plan[1]
What we provide	Fixed amount	Variable amount	Variable amount in the form of share awards	Include extended health, dental, life insurance, wellness benefits and parking	Contribution to a non-registered or registered plan
Why we provide	For skills and knowledge employees deliver to Vermilion Provides income certainty to attract and retain	Rewards employees for personal contributions and achievement of organizational objectives Enhances retention	Rewards employees for achievement of long-term corporate objectives Enhances retention Promotes sustained increases in shareholder value and drives achievement of long-term strategy	Helps maintain a healthy lifestyle Enhances retention	Encourages ownership of Vermilion shares Aligns employee interests with those of shareholders
Target Market alignment	Median, based on performance	Up to top quartile, based on overall performance	Up to top quartile, based on overall performance	Median	Median
Performance period	Day-to-day	One year	Three years Five years[2] (CEO only)	Day-to-day	Day-to-day
How payout works	Provided each pay period

Based on targets and a percentage of eligible earnings

STIP payment for: CEO based on 100% corporate results; executives based on 1/3 individual and 2/3 corporate; and vice presidents and employees based on 2/3 individual and 1/3 corporate

Paid in cash or shares or combination of both at the discretion of the Board

Grant based on job level, overall performance and effort towards achieving corporate objectives

Prorated for new hires

Paid in cash or shares or combination of both at the discretion of the Board pursuant to the VIP and the Compensation Arrangement plan texts

				Provided each pay period	Contributions provided each pay period, restriction on sale of employer portion for one year
Triggers	Evaluated annually and on job change	Individual performance and/or corporate performance – based on “STIP Scorecard” (starting on page 70)	Cliff vesting tied to “LTIP Scorecard” over the vesting period (starting on page 71)	Benefits provided to all employees Parking only provided for senior level employees	Maximum up to 7% contributions are matched 1.5 times to a maximum total contribution of 17.5% (including employee contributions)
Risk	No risk	At-risk reward	At-risk reward	No risk	At-risk based on share price

Notes:

1.	Benefits and perquisites and Savings Plan may include other compensation as applicable to our employees in other jurisdictions.
2.	Introduced in 2018 a share award with a five-year vesting.

Page 61 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Compensation Discussion and Analysis

Base Salary

Base salary is a fixed amount paid to employees for the skills and knowledge they use to meet the job requirements and provide value to Vermilion. Base salary is targeted at the median of the market and is aligned to skill level and individual performance. Base salary provides income certainty to attract and retain employees.

To demonstrate our commitment to containing costs into 2020, base salaries for employees, including executives, have been kept flat to 2019 rates, providing a zero percent increase for 2020. This is the third salary freeze for our executive team since 2014.

How We Measure Performance

We measure corporate performance similar to the way we measure individual performance.

We measure both corporate and individual performance in similar ways with a range of outcomes from bottom quartile to top quartile. Compensation is delivered consistent with results.

Our performance management process includes:

>	setting clear expectations for performance;
>	communicating performance and development goals, and career aspirations;
>	identifying opportunities to learn and grow;
>	providing ongoing feedback;
>	evaluating results and how they were achieved; and
>	recognizing accomplishments.

How We Manage Pay and Performance

We measure Company performance annually using our balanced scorecards. Company performance and individual performance are used to determine the annual short-term incentive award and to determine the annual grant of share awards.

Short-term Incentive Plan (Bonus Plan)

The foundation of our program is to incentivize executives and employees to continuously outperform and create shareholder value through their contributions.

Vermilion’s STIP program follows a linear model and is designed to provide a multiplier between 0% to 200% based on an employee’s overall performance. The CEO’s performance is based solely on corporate performance; the executive vice presidents’ STIP payments are based on 1/3 individual performance, while the vice presidents’ and all other employees’ STIP payments are based on 2/3 individual performance and 1/3 corporate performance. Individual performance scores are based on the successful achievement of goals and objectives that have a direct and immediate impact on Vermilion’s key performance indicators and overall corporate success. Executives initiate and contribute to the goal-setting process, while the Board has final approval of goals and outcomes.

The Board reduced the 2019 STIP payout values for employees, including executives. The 2019 STIP award is reduced on average by 63% for executives and 50% for employees compared to last year’s STIP award. Half of this reduction is as a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment.

The annual STIP award values for executives are targeted between median and P75 for each executive position. STIP awards may be paid in cash, shares or a combination of both at the discretion of the Board. For the 2019 performance year, the Board determined that bonuses for Canadian employees and expatriates be funded though shares from treasury in whole or in part. The number of shares issued in payment of the STIP is calculated using the TSX five-day weighted average closing price before the STIP is granted. Shares issued pursuant to the STIP vest immediately upon issue. Shares issuable under the Bonus Plan may not be priced or issued during an internal trading blackout (a period when employees may not trade in Vermilion securities). Currently the Bonus Plan is subject to a maximum of 500,000 Common Shares that can be issued in any calendar year.

The 2019 STIP award will be paid in cash, no shares will be issued from the Bonus Plan.

In certain limited circumstances where an employee makes significant contributions to a specific project, in addition to the regular annual short-term incentive program, an employee may receive an additional award in recognition of contributions to that specific project. Executives are not eligible for this program. In 2019, no such bonuses were awarded.

Long-term Incentive Plan (Vermilion Incentive Plan)

Vermilion’s compensation is designed on the principle of “one plan for everyone”. Together, executives and employees drive organizational performance in the best interest of our shareholders. Vermilion actively limits the percentage of issued and outstanding shares allotted to share-based compensation programs.

VIP was approved by shareholders on August 31, 2010. Since 2010, the VIP treasury rolling reserve was reduced three times:

>	2013, reduced from 10% to 5%;
>	2016, reduced from 5% to 3.8%; and
>	2019, reduced from 3.8% to 3.5%.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 62

Compensation Discussion and Analysis

The VIP provides officers, employees and certain service providers of Vermilion and its affiliates with a stake in our future success and aligns their interests with those of shareholders. A summary of the VIP is set forth in Schedule “B” to the Circular.

The annual long-term grant award values for executives are targeted between median and top quartile grant value in the market for each executive position.

As a result of the prevailing weak commodity price environment, to demonstrate our commitment to containing costs into 2020, the Board made the decision to suspend the 2020 LTIP grants until mid-year, at which time the appropriate grant level will be determined based on the commodity price and our share price.

Management’s analysis to support executive compensation recommendations includes:

>	compensation market information relating to our peer group and the oil and gas industry in local markets;
>	Vermilion’s performance and position against our peers;
>	Vermilion’s compensation percentile rank against the executive compensation peer group;
>	suggestions from governance-minded organizations, such as the CCGG, ISS and Glass Lewis;
>	individual performance against stated objectives;
>	potential market conditions;
>	compensation trends and practices;
>	executive pay relative to TSR;
>	corporate performance scorecards (STIP and LTIP Scorecards), which are used to assess overall corporate results and are major drivers in determining short-term and long-term incentives (bonus, share awards and compensation awards); and
>	other corporate targets such as production.

The GHR Committee receives a report from management with specific information setting out the current and historic compensation, including base salary, short-term incentive, long-term incentives and total compensation for each executive. To ensure understanding of executive and employee actual and potential compensation relative to market benchmark data under a number of different corporate performance scenarios, stress-testing compensation ensures that the GHR Committee can weigh the impact of various market scenarios and make their compensation recommendations to the Board for approval with that knowledge.

In consultation with management, the GHR Committee makes recommendations to the Board on compensation, incentives, and benefit plans for executives and employees. The GHR Committee may, when it feels it is necessary, get advice from an outside consultant. In 2019, the GHR Committee did not retain an outside consultant with respect to compensation design, but did obtain survey data to benchmark executive and director compensation from Equilar and Mercer.

Total fees paid to Equilar and Mercer were $43,889.

Consultants	2019 ($)	2018 ($)
Surveys (Mercer and Equilar)	43,889	45,039
Executive Compensation Related Fees (Hugessen)	0	11,921
Total	43,889	56,959

The Board receives a report and recommendations from the GHR Committee and makes the final decision on compensation for the executives and the overall program for all employees.

The following information regarding share awards under the LTIP is provided as at December 31, 2019.

Total Authorized for Reserved[1] (Percentage of Outstanding)	Reserved for Future Awards[2] (Percent of Outstanding Shares)	Authorized for Issue[3] (Percent of Outstanding Shares)
5,470,135 (3.5%)	2,340,864 (1.50%)	3,129,272 (2.02%)

Notes:

1.	The number of shares authorized for issue under all of Vermilion’s equity compensation plans is currently 3.5% of the outstanding Common Shares from time-to-time.
2.	The number of shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants and assumes a payout multiplier of 1 times for the performance awards. It represents share awards and compensation awards granted net of cancellations.
3.	The number of shares authorized for issue under the VIP is calculated by reducing the number of reserved shares for future awards from the total shares authorized and reserved.

The burn rate shows how rapidly a company is using its shares reserved for equity compensation plans. The burn rate is calculated by dividing the number of share awards granted in a given year by the weighted average of issued and outstanding Company shares.

Page 63 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Compensation Discussion and Analysis

The following table summarizes Vermilion’s annual and three-year average burn rate as at December 31 of the applicable year.

Year	Share Awards Granted[1] (#)	DSUs Granted[2] (#)	Bonus Plan Shares[3] (#)	Savings Plan Shares[4] (#)	Basic Weighted Average of Issued and Outstanding as at December 31 (#)	Burn Rate
						Share Awards Granted	DSUs Granted	Bonus Plan Shares	Savings Plan Shares	Total
2019	1,193,357	72,192	234,583	317,844	154,735,519	0.77%	0.05%	0.15%	0.21%	1.17%
2018	931,959	n/a	154,382	159,409	140,619,019	0.66%	n/a	0.11%	0.11%	0.89%
2017	562,721	n/a	72,424	124,824	120,581,785	0.47%	n/a	0.06%	0.10%	0.63%
Average Three-Year Burn Rate	0.63%	0.05%	0.11%	0.14%	0.90%

Notes:

1.	Number of share awards and compensation awards on the award date, which does not include the value of reinvested dividends and assumes a performance factor of 1 times. It does not include cancellations.
2.	Number of DSUs on the award date, which does not include the value of reinvested dividends. Directors were eligible to receive DSUs as of January 1, 2019 and no DSUs were granted in 2017 and 2018.
3.	Shares issued under the Bonus Plan in the year noted.
4.	Shares issued under the Savings Plan in the year noted.

Securities Authorized for Issue under Equity Compensation Plans – December 31, 2019

Plan Category	Number of Shares to be Issued on Exercise of Outstanding Share Awards (#)	Average Exercise Price of Outstanding Share Awards ($)	Number of Shares Remaining Available for Future Issue Under Plans[1,2] (#)
All rights approved by shareholders
Rolling Reserve (3.5%) 156,289,575 *3.5%			5,470,135
Vermilion Incentive Plan	2,216,812	37.87[3]
Compensation Arrangement	51,860	37.01[3]
Deferred Share Unit Plan	72,192	26.04[4]
Unallocated Share Awards (Available for Future Issuance Under All Plans)			3,129,272
Plans subject to annual maximums
> Compensation Arrangement[5] (500,000 annual maximum)			448,140 (500,000 – 51,860)
> Deferred Share Unit Plan[6] (300,000 annual maximum)			227,808 (300,000 – 72,192)
> Bonus Plan[7] (500,000 annual maximum)	n/a	n/a	265,417 (500,000 – 234,583)
> Savings Plan[8] (500,000 annual maximum)	n/a	n/a	182,156 (500,000 – 317,844)

Notes:

1.	The number of shares authorized for issue under all of Vermilion’s equity compensation plans is 3.5% of the outstanding Common Shares from time-to-time, subject to caps of 500,000 Common Shares per year under each of the Compensation Arrangement, Bonus Plan and Savings Plan, and 300,000 Common Shares per year under the Deferred Share Unit Plan. This represents a total of 5,470,135 Common Shares as at December 31, 2019.
2.	3,129,272 Common Shares remain available for future issuance under all plans based on a 3.5% rolling reserve.
3.	Average price of the share awards on the date of grant.
4.	Average price on the TSX on the payment dates. U.S. directors receive compensation in U.S. currency and the average price on the NYSE on the payment dates was $19.63.
5.	448,140 is calculated as follows: maximum reserved (500,000) less number of shares issued (51,860) in a calendar year.
6.	227,808 is calculated as follows: maximum reserved (300,000) less number of shares issued (72,192) in a calendar year.
7.	265,417 is calculated as follows: maximum reserved (500,000) less number of shares issued (234,583) in a calendar year.
8.	182,156 is calculated as follows: maximum reserved (500,000) less number of shares issued (317,844) in a calendar year.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 64

Compensation Discussion and Analysis

All share awards granted to executives are 100% performance-based. Other employees can choose to receive their awards as either:

>	100% of their grant as a performance-based award; or
>	75% of their grant as a performance-based award and 25% as a restricted time-based award (employees receive this treatment if they do not make a choice).

Restricted time-based awards, including reinvested monthly dividends, are delivered to the recipient less the applicable tax withholdings. For performance-based annual awards granted in the years up to and including 2018, the awards, including reinvested monthly dividends, are multiplied by the average of the annual performance factor for each of the last three years as determined by the Board (as illustrated in the table below), and are delivered to the recipient less the applicable tax withholdings. For years up to and including 2018, for new hires and promotions, only the performance factor for the years(s) prior to the vesting date is applied. In the second year and going forward, the performance factors for years worked at Vermilion are averaged and applied.

For 2019, the Board reviewed the corporate performance for the LTIP Scorecard and determined that Vermilion’s performance was in the second quartile of the scorecard, resulting in a performance factor of 1.5 times. The table below summarizes our quartile rankings and respective LTIP performance factors.

Quartile Ranking	LTIP Performance Factor Payout
1st Quartile	2.0 times
2nd Quartile	1.5 times
3rd Quartile	1.0 times
4th Quartile	0 times

The table below illustrates the performance multiple calculations for the 2019 and 2020 vesting.

2019 and 2020 LTIP Vesting Performance Multiple Calculation
2019 Annual Performance Factor	1.5
2018 Annual Performance Factor	2.0
2017 Annual Performance Factor	2.0
2016 Annual Performance Factor	2.0
2019 Vesting Performance Multiple > 2016 to 2018 Three-Year Average > [(2.0 + 2.0 + 2.0) / 3 = 2.0]	2.0
2020 Vesting Performance Multiple > 2017 to 2019 Three-Year Average > [(2.0 + 2.0 + 1.5) / 3] = 1.83	1.83

Starting with awards granted in 2019, the LTIP multiple applied to performance-based awards will no longer be an average of the annual performance factor for each of the years preceding the vesting. The LTIP multiple applied will be the performance factor determined by the LTIP Scorecard result for the performance year prior to the year in which the award vests. As an example, the LTIP multiple applied to the 2019 annual grant that vests in 2022 will be determined based on the result of the 2021 LTIP Scorecard result, as illustrated in the table below.

Grant Date	Vest Date	Measuring Performance Period	Vesting Performance Multiple
April 1, 2019	April 1, 2022	Jan. 1, 2019 - Dec. 31, 2021	To be determined based on 2021 LTIP Scorecard

Except with respect to new hire or promotional awards (where they vest annually over three years), annual share award grants vest on April 1 or October 1 of the third year after they were granted, or in certain circumstances on a later date if employees are subject to a trading blackout at the time of the vest.

Once vested, all awards are settled, at the discretion of the Board, in cash (equal to the value of the shares), Common Shares, or a combination of both. With the exception of directors’ share awards, the Board determines whether shares are issued from treasury or acquired through the TSX.

For LTIP awards granted in the years up to and including 2018, the maximum number of Common Shares that may be issued from treasury to non-employee directors is limited to the lesser of annual share award value of $150,000 per annum and 0.50% of our Common Shares issued and outstanding. Effective January 1, 2019, directors no longer participate in the LTIP program.

The five-year Compensation Arrangement, which provides long-term incentive awards for our CEO, the sole participant under the plan, will be settled with Common Shares issued from treasury. A summary of the Compensation Arrangement is set forth in Schedule "C” of this Circular, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

Page 65 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Compensation Discussion and Analysis

Requirement to Hold on Vesting

The executive ownership policy is based on ‘vested and settled’ shares. We require all executives to accumulate and maintain a minimum number of shares during the duration of employment to demonstrate their commitment to Vermilion and alignment with our shareholders. They must meet and maintain ownership requirements within specific timeframes (see page 74 for full details). As such, the share ownership policy takes the place of requiring any restriction on sale of shares after vesting of awards, making such additional restrictions unnecessary.

The ownership requirements for our CEO are robust and significantly exceed the average ownership requirements in our industry.

>	The CEO’s minimum share ownership requirement is 8 times annual base salary in Vermilion shares.
>	Post retirement or resignation, the CEO is required to hold 2 times annual base salary in shares in Vermilion shares for a period of two years.

Savings Plan

The purpose of the Savings Plan is to encourage ownership in Vermilion. Shares acquired with the employer contribution within the Savings Plan are restricted from sale for a one-year period from the contribution date. We do not have a pension plan for any Canadian-based employees, nor do we offer any deferred benefits.

Funds contributed to our Savings Plan are used to acquire Vermilion shares issued from treasury, on the open market or a combination of both at the discretion of the Board. Executives participate in the same plan as employees and are eligible to receive the same contribution level of 1.5 times the executive/employee contribution to a maximum Vermilion contribution of 10.5% of base salary earned. Where the restricted shares are withdrawn, a penalty is applied and the executive/employee loses Vermilion’s matching contribution for a period of 12 weeks following the withdrawal. In 2019, a total of 317,844 shares were issued from treasury at prices per share between $18.89 and $35.84.

Benefits and Perquisites

Our Canadian benefit plans provide all employees with extended health and dental coverage, life insurance, employee assistance program and disability insurance. Benefits provided to employees globally may vary depending on the jurisdictions in which the employees are located.

We limit the use of perquisites – special benefits – for our executives as we do not think they should be a significant element of compensation. We do, however, understand that some perquisites are appropriate to keep us competitive. The GHR Committee routinely reviews perquisites to ensure they are appropriate and market competitive. We provide executives with an executive health plan. Costs for NEOs have been included in the Summary Compensation Table on page 85.

2019 Corporate Performance Peer Group

The Board of Directors approved a change to the peer group selection criteria for 2019 to reflect the number of companies included in the S&P/TSX Oil & Gas Exploration & Production Index similar to Vermilion in terms of size and business model.

We now start with all oil and gas exploration and production companies listed on the TSX, which results in a broader screen of companies instead of only the companies included in the S&P TSX Composite Index.

Also, the production criteria changed from greater than 10,000 boe/d to 0.2x to 5.0x (of Vermilion production) to align with the revenue and total assets size filters.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 66

Compensation Discussion and Analysis

Peer GroupS

Every year we review and select a peer comparator group for corporate performance benchmarking based on discussions among the Board of Directors, management and, when deemed appropriate, outside consultants. The purpose is to identify those oil and gas companies that are like us in terms of our business model, size, operations and scope. Using the 2019 selection criteria, the 2019 peer group included a total of 21 companies. Three companies were added (Athabasca Oil Corp., Frontera Energy Corp., and Kelt Exploration Ltd.) and four companies were removed (Bonterra Energy Corp., Crew Energy Inc., Pengrowth Energy Corp and Surge Energy Inc.) based on the revised selection criteria.

2019 Corporate Performance Peer Group

2019 Peer Group[1]	Head Office Location	Sales[2,3] ($)	Barrels of Oil Equivalent per Day	Assets[2] ($)	Market Capitalization[2,4] ($)
ARC Resources Ltd.	Calgary	1,214	139,126	5,778	2,891
Athabasca Oil Corp.	Calgary	821	36,196	2,093	309
Baytex Energy Corporation	Calgary	1,806	97,680	5,914	1,044
Birchcliff Energy Ltd.	Calgary	614	77,977	2,817	689
Bonavista Energy Corporation	Calgary	372	63,357	2,495	162
Crescent Point Energy Corporation	Calgary	3,379	162,230	10,092	3,065
Enerplus Corporation	Calgary	1,255	101,042	2,566	2,054
Frontera Energy Corp.	Toronto	1,793	70,875	3,238	945
Gran Tierra Energy Inc.	Calgary	758	34,817	2,656	620
Kelt Exploration Ltd.	Calgary	394	29,961	1,605	915
MEG Energy Corp.	Calgary	3,931	93,082	7,866	2,213
NuVista Energy Ltd.	Calgary	561	50,803	2,331	720
Obsidian Energy Ltd.[5]	Calgary	444	28,953	2,650	68
Paramount Resources Ltd.	Calgary	915	82,394	3,531	1,005
Parex Resources Inc.	Calgary	1,478	52,687	2,188	3,461
Peyto Exploration & Development Corp	Calgary	484	80,802	3,597	627
Seven Generations Energy Ltd.	Calgary	2,729	203,027	8,437	2,835
TORC Oil & Gas Ltd.	Calgary	481	28,328	2,098	996
Tourmaline Oil Corp.	Calgary	1,846	290,865	11,181	4,125
Whitecap Resources Inc.	Calgary	1,418	71,050	5,358	2,273
Average (excluding Vermilion)	Calgary	1,335	89,763	4,425	1,551
Vermilion	Calgary	1,690	100,357	5,866	3,318
Vermilion’s position (out of 21)[6]	–	7	6	6	3
Statistical Distribution (excluding Vermilion):
> 25th Percentile	–	542	47,151	2,454	673
> Median	–	1,065	74,514	3,027	1,001
> 75th Percentile	–	1,796	98,521	5,812	2,414
Vermilion Percentile	–	70	75	75	90

Notes:

1.	Figures reflect 2019 fiscal year results.
2.	Sales, assets and market capitalization are set out in millions of dollars. Frontera Energy Corp., Gran Tierra Energy Inc. and Parex Resources Inc. report in U.S. dollars. The sales figure has been converted at a 2019 average rate of 1.3269 (USD/CAD). The assets figure has been converted at a December 31, 2019 rate of 1.2988 (USD/CAD).
3.	Sales represent oil and gas sales and exclude sales from trading or third-party marketing.
4.	Market capitalization as at December 31, 2019.
5.	Obsidian Energy had not released its 2019 results by the time this document was prepared for publishing. Data reflected in this table represents 2018 financial information. Market Capitalization is as of December 31, 2019.
6.	Position order is from largest to smallest.

Page 67 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Compensation Discussion and Analysis

2020 Corporate Performance Peer Group Change

The Board conducted a review of our corporate performance peer group, which is used to establish quartile rankings for both our STIP and LTIP Scorecards. The peer group was reduced in constituents from 21 to 12, with the objective of removing companies that had significantly decreased in market capitalization over the past few years, and to place Vermilion closer to the median of peer group size. To reach this goal, the peer group selection criteria was revised to 0.5x to 3.0x from 0.25x to 5.0x.

In addition, Murphy Oil Corporation, an international producer based in the U.S, was added to the peer group.

The new corporate performance peer companies are: ARC Resources Ltd., Baytex Energy Corp., Crescent Point Energy Corp., Enerplus Corp., Frontera Energy Corp., MEG Energy, Murphy Oil Corp., Parex Resources, Seven Generations Energy, Tourmaline Oil Corp. and Whitecap Resources Inc.

The new 2020 corporate performance peer group will be used to evaluate relative TSR performance for the 2020 STIP Scorecard.

The 2020 peer group is closely matched to Vermilion in terms of size. Vermilion’s percentile positioning as at December 31, 2019:

>	Market Capitalization: 90th Percentile
>	Revenue: 70th Percentile
>	Assets: 75th Percentile
>	Production: 75th Percentile

Because we are already more than two-thirds of the way through the three-year period used in the 2020 LTIP Scorecard (January 1, 2018 to December 31, 2020), the current 2019 corporate performance peer group will still be used for the 2020 LTIP Scorecard. The new peer group will be adopted in 2021 to evaluate relative TSR performance in the LTIP Scorecard.

2019 Board of Director and Employee Compensation Benchmarking

For the Board of Directors, we use the corporate performance peer group compensation data as reported in annual management information circulars to benchmark compensation.

For employees, we use an MTCS survey. To establish an MTCS compensation peer group, the following criteria must be met: (i) companies must be included in Vermilion’s corporate performance peer group used to determine TSR performance for the STIP Scorecard; and (ii) they must participate in the MTCS.

2019 Executive Compensation Peer Group

We often compete for talent and projects with large companies with international exposure, creating a more exacting competitive environment and requiring enhanced performance from our key personnel. In order to continue to be operationally successful and to deliver sustainable long-term value for our shareholders, we must be able to continue to retain and attract talent through competitive compensation, having regard to those (often larger) internationally focused companies. We believe it is important to ensure the most comparable peer group as an input to decisions that will impact attraction and retention going forward. The GHR Committee and the Board considers these factors when reviewing and considering peer and competitive market data and in determining NEO compensation.

Due to the lack of Canadian exploration & production (“E&P”) companies with international operations, we broadened the peer group selection criteria in 2019 to include U.S. companies closely matched to Vermilion in size and business model. The screening for available peers began with Canadian and U.S. oil and gas E&P companies. Members most comparable to Vermilion in enterprise value, market capitalization, revenue and business model were identified using the following size criteria:

Selection Criteria	Canadian Companies	U.S. Companies
Enterprise Value	0.25x to 4.0x	0.25x to 2.0x
Market Cap	0.25x to 4.0x	0.25x to 2.0x
Revenue	0.25x to 4.0x	0.25x to 2.0x
International Operations and/or Pay a Dividend	√	√

Given the limited number of Canadian companies similar to Vermilion in size and geographical diversity, senior leadership talent with global experience usually comes from larger integrated oil and gas companies, or from E&P oil and gas companies headquartered in the U.S. The nine Canadian oil and gas E&P companies that meet the enterprise value, market capitalization, and revenue criteria (0.2x to 4.0x Vermilion’s size) are: ARC Resources Ltd., Baytex Energy Corporation, Crescent Point Energy Corporation, Enerplus Corporation, MEG Energy Corp., Paramount Resources Ltd., Seven Generations Energy Ltd., Tourmaline Oil Corp. and Whitecap Resources Inc.

Only three out of nine Canadian companies (Baytex Energy Corporation, Crescent Point Energy Corporation and Enerplus Corporation) have operations in the U.S., and none of the companies have operations outside North America.

The selection criteria for the U.S. companies is closely matched to Vermilion, using 0.25x to 2.0x Vermilion’s size compared to the 0.25x to 4.0x multiple used for the Canadian companies. In addition to the narrower size criteria, U.S. companies are included only if they have international operations and/or pay a dividend.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 68

Compensation Discussion and Analysis

The table below summarizes the selection process to determine the executive compensation peer group.

Peer group closely matched to Vermilion in terms of size. Vermilion’s percentile positioning as at December 31, 2019:

>	Enterprise Value: 53rd Percentile
>	Market Capitalization: 65th Percentile
>	Revenue: 35th Percentile
		Peer Group Selection Criteria
		Vermilion Multiple			Other Criteria
	Company Name[1]	Enterprise Value[2,3,4] ($)	Market Capitalization[2,3,4] ($)	Revenue[2,3,4] ($)	Dividend Yield (%)	Operations
Canadian E&P (0.25x – 4.0x)	ARC Resources Ltd.	3,806	2,891	1,294	7.3	Canada
	Baytex Energy Corporation	2,886	1,044	1,486	N/A	Canada & U.S.
	Crescent Point Energy Corporation	6,095	3,065	2,921	0.7	Canada & U.S.
	Enerplus Corporation	2,562	2,054	1,270	1.3	Canada & U.S.
	MEG Energy Corp.	5,411	2,213	3,818	N/A	Canada
	Paramount Resources Ltd.	1,663	1,005	852	N/A	Canada
	Seven Generations Energy Ltd.	4,863	2,835	2,819	N/A	Canada
	Tourmaline Oil Corp.	5,936	4,125	2,117	3.2	Canada
	Whitecap Resources Inc.	3,531	2,273	1,180	6.2	Canada
U.S. E&P (0.25x – 2.0x)	Black Stone Minerals, L.P.	4,291	3,403	647	11.6	U.S.
	Cabot Oil & Gas Corp.	10,369	8,998	2,818	2.3	U.S.
	Cimarex Energy Co.	9,859	6,964	3,118	1.5	U.S.
	Kosmos Energy Ltd.	5,319	2,972	1,941	3.2	International
	Murphy Oil Corporation	9,801	5,323	3,737	3.7	International
	Ovintiv Inc.	18,367	7,913	8,925	1.6	Canada & U.S.
	Range Resources Corporation	5,770	1,560	3,701	1.6	U.S.
	SM Energy Company	5,254	1,649	2,109	0.9	U.S.
	Average (excluding Vermilion)	6,223	3,546	2,632	–	–
	Vermilion	5,330	3,318	1,832	13.0	International
	Statistical Distribution (excluding Vermilion):
	> 25th Percentile	3,806	2,054	1,294	–	–
	> Median	5,319	2,891	2,117	–	–
	> 75th Percentile	6,095	4,125	3,118	–	–
	Vermilion Percentile	53	65	35	100	–

Notes:

1.	Figures reflect 2019 fiscal year results.
2.	Enterprise value, market capitalization and revenue are set out in millions of dollars.
3.	Enterprise value and market capitalization for U.S. companies has been converted at a December 31, 2019 rate of 1.2988 (USD/CAD). Revenue for U.S. companies has been converted at a 2019 average rate of 1.3269 (USD/CAD).
4.	Enterprise value, market capitalization and revenue as at December 31, 2019.

Page 69 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Corporate Performance Results and Compensation Impact

2019 Performance – Corporate Scorecards Measures and results

Establishing Performance Objectives

The corporate performance scorecard metrics are reviewed annually to ensure that the metrics accurately reflect Vermilion’s strategy and measure profitability as compared to peers, and that internal metrics are robust. The GHR Committee continues to recommend enhanced disclosure to better demonstrate the link between the Company’s performance and our compensation practices. Achievements on the key elements of STIP and LTIP corporate performance scorecards help determine short-term (bonus) and long-term incentive spend overall.

The 2019 STIP Scorecard introduced two changes: (i) the replacement of the production per share growth measure with the debt and dividend adjusted production per share growth measure, with increased quartile targets; and (ii) increased targets for the after-tax cash flow recycle ratio measure, ensuring an additional level of stretch to achieve target levels, reflecting an increasingly competitive industry. No changes were made to the HSE performance measure, as it was reviewed in depth in 2017 for 2018 and continues its relevance in the new STIP Scorecard. Similarly, the one-year relative TSR measure remains unchanged. As a result, two out of the four STIP measures differ from the LTIP Scorecard. The remaining two measures also provide differentiation, as the calculations measure performance over a different time period (one year compared to three years). The STIP Scorecard includes two operational and two return measures based on performance metrics.

2019 STIP Scorecard Measures (Bonus Determination)

Measure[1]	Description	Rationale
Health, Safety and Environment (“HSE”) (25%)	Year-end performance is measured against an industry-typical set of leading[2] and lagging[3] indicators. These measures are reflective of responsible, safe and sustainable operations.	Nothing is more important to Vermilion than conducting our business in a manner that ensures the health and safety of our people and those involved directly, or indirectly, in our operations. By including HSE as a metric in our corporate performance scorecard, we ensure management continues to focus on HSE performance.
Debt and Dividend Adjusted Production per Share (“DDAPPS) (25%)

Annual measure of our ability to maintain or grow production on a per share basis, adjusting for the capital structure and dividend model of our company.

Calculated as the debt and dividend adjusted production per share increase for the year.

Rather than looking at production per share growth on an absolute basis, this metric normalizes the capital structure of the company to determine a per share growth rate for greater comparability across industry peers. It is meaningful to debt- and dividend-adjust because Vermilion is committed to paying a dividend as part of its growth-and-income capital markets model.
After-Tax Recycle Ratio (“ATAX RR”) (25%)

After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given year. The ratio is calculated by dividing the average fund flows from operations netback for the year by the average cost to find or acquire and develop reserves on a per boe basis in the same year.

After-tax cash flow recycle ratio = fund flows from operations netback / Finding, Development and Acquisition (“FD&A”) costs per boe (including changes in future development costs).

Recycle ratio measures a company’s efficiency on two important dimensions:

1.     ability to maximize corporate netback and mitigate the impact of commodity price weakness by reducing costs; and

2.     the ability to maintain or increase reserves in a cost efficient manner.

Recycle ratio illustrates how much cash flow is created for each dollar of investment. A company with a higher recycle ratio is comparatively more efficient at creating value through investment.

One-Year Relative Total Shareholder Return (“TSR”) (25%)

One-year TSR compared to peer group. Measures the absolute performance of the shares in the market including the value of dividends.

One-year relative TSR = [(Current year closing share price + Dividends declared during the year) / Prior year closing share price] - 1

One-year relative TSR combines share price change and dividends paid to quantify the total return delivered to our shareholders, expressed as an annual percentage.

We compare Vermilion’s TSR to the TSR calculated for our peer group of companies to provide an objective assessment of our relative performance over a one-year period.

Notes:

1.	The STIP Scorecard measures include non-standardized or non-GAAP measures. See Advisory in Schedule “G”.
2.	Leading indicators (inputs) include elements such as HSE inspection/audit, finding closeout, compliance/regulatory inspections, emergency response exercises.
3.	Lagging indicators (outputs) include elements such as lost time incidents, total recordable injuries, motor vehicle accidents, liquid spills and releases.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 70

Corporate Performance Results and Compensation Impact

2019 STIP Scorecard Results – One-Year Period

Achievements on the key elements of our 2019 STIP Scorecard help determine the short-term incentive awards.

Category	Measure	1st Quartile	2nd Quartile	3rd Quartile	4th Quartile	2019 Performance Year	2019 Corporate Performance Score Calculation at December 31, 2019
						Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Financial & Operational	HSE Performance	<1.5	1.5 - 2.5	2.6 - 3.5	3.6 - 4.5	25%	1.84	2	0.50
	Debt & Dividend Adjusted Production per Share Growth	>6%	3% - 6%	0% - 3%	< 0%	25%	9.3%	1	0.25
	After-tax Cash Flow Recycle Ratio	>2.2x	1.6x - 2.2x	1.0x - 1.6x	<1.0x	25%	2.52x	1	0.25
Market	One-Year Relative Total Shareholder Return (“TSR”) Jan. 1 – Dec. 31, 2019	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	25%	-17.6%	3	0.75
	Overall						Total Weighted Average Corporate Performance Score “2nd Quartile”		1.75

The Board exercised discretion to the payout resulting from the 2019 STIP Scorecard. The 2019 STIP award is reduced on average by 63% for executives and 50% for employees compared to last year’s STIP award. Half of this reduction is as a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment.

2019 LTIP Scorecard Measures

Measure	Description	Rationale
Three-Year Relative Total Shareholder Return (“TSR”)

Three-year TSR compared to peer group. Measures the absolute performance of the shares in the market over a three-year period including the value of dividends.

Three-year relative TSR = [(Current year closing share price + Dividends declared during the three-year period) / Closing share price three years prior ]– 1

Three-year relative TSR provides an objective assessment of our market performance over a longer period of time. This is aligned with the long-term nature of our strategic plan and also serves to reduce the impact of short-term volatility that may influence one-year relative TSR.
Three-Year Debt and Dividend Adjusted Reserves per Shares Growth (“Three-Year DDARPS”)

Three-year measure of our ability to maintain or grow our reserves on a debt and dividend adjusted per share basis

Calculated by dividing the period-end 2P (proved and probable) debt and dividend adjusted reserves per share by the 2P debt and dividend adjusted reserves per share three years prior, expressed as a compound annualized return

Three-year DDARPS is an operational metric that measures our reserve growth on a debt and dividend adjusted basis to support the sustainability of our business into the future.

Similar to the DDAPPS metric, it is meaningful to debt-and dividend-adjust because Vermilion pays a dividend as part of its growth-and-income capital markets model.

Three-Year Cumulative ATAX Recycle Ratio (“Three-Year Cumulative ATAX RR”)

After-tax cash flow recycle ratio measures the ratio of the cash return per boe produced versus the cost to replace reserves (per boe) as determined for a given three-year period. The ratio is calculated by dividing the weighted average fund flows from operations netback for the three-year period by the weighted average cost to find or acquire and develop reserves on a per boe basis for the same period.

Three-year after-tax cash flow recycle ratio = Three-year weighted average fund flows from operations netback / Three-year weighted average FD&A costs per boe (including changes in future development costs)

Recycle ratio measures a company’s efficiency in two important ways:

1.       ability to maintain corporate netback and mitigate the impact of commodity price weakness by reducing costs; and

2.       the ability to maintain or increase reserves in a cost efficient manner.

Recycle ratio illustrates how much cash flow is created for each dollar of investment. A company with a higher recycle ratio is comparatively more efficient at creating value through investment. Measuring recycle ratio over a three-year period incorporates the potential effect of differing commodity price cycles as well as the impact of capital investments and acquisitions over a longer timeframe.

Page 71 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Corporate Performance Results and Compensation Impact

Measure	Description	Rationale
Three-Year Funds Flow from Operations Return on Capital Employed (“Three-Year FFO ROCE”

Three-year FFO ROCE is calculated by dividing cumulative cash flow over a three-year period (i.e. funds flow from operations) by the average capital employed during that period.

Three-year FFO ROCE = cumulative cash flow over a three-year period / average capital employed during that period

The three-year FFO ROCE is a corporate return on capital employed metric that demonstrates long-term profitability performance.
Sustainability

Three-year measure of Vermilion’s ESG performance across a variety of metrics as compared to our peer group. Performance measures include three independent, third-party sustainability rankings:

>       Sustainalytics

>       SAM (formerly RobecoSAM)

>       CDP

Sustainability performance is expected to be a very significant factor in the long-term viability of our business model, driven by increased emphasis on economic, environmental, social and governance impacts, including both risks and opportunities. A sustainability measure was chosen to illustrate to our organization the growing importance of this measure, and to incentivize all members of our staff to focus on sustainability performance in their daily work.

LTIP Scorecard (VIP Grant and Performance Factor) – Three-Year Period

Achievements on the key elements of our 2019 LTIP Scorecard help determine the VIP grant values and the performance factor for the VIP vesting.

Category	Measure	1st Quartile	2nd Quartile	3rd Quartile	4th Quartile	2019 Performance Year	2019 Corporate Performance Score Calculation at December 31, 2019
						Weightings	Result by Measure	Score by Measure	Weighted Score by Measure
Market	Three-Year Relative Total Shareholder Return (“TSR”) Jan. 1, 2017 – Dec. 31, 2019	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	22.5%	-52.5%	2	0.450
Financial & Operational	Three-Year Debt & Dividend Adjusted Reserves per Share Growth	>6%	3% - 6%	0% - 3%	<0%	22.55%	13.0%	1	0.225
	Three-Year After-tax Cash Flow Recycle Ratio	>2.2x	1.6x - 2.2x	1.0x - 1.6x	<1.0x	22.55%	1.82x	2	0.450
	Three-Year FFO Return on Capital Employed	>17%	13% - 17%	9% - 13%	<9%	22.5%	15.9%	2	0.450
	Sustainability > Sustainalytics > SAM > CDP	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	10.0%	1st Quartile	1	0.100
	Overall						Total Weighted Average Corporate Performance Score “2nd Quartile”		1.68

As a result of the prevailing weak commodity price environment, the 2020 LTIP grants are suspended until mid-year, at which time the appropriate grant level will be determined taking into consideration the commodity price and our share price.

Given a production target miss and volatility currently experienced in the energy industry, the Board was satisfied that the results of its evaluations of company performance, individual executive performance and compensation levels, including the negative STIP override and suspending LTIP grants until mid-year were appropriate.

The following table shows our total weighted average quartile ranges for the STIP and LTIP Scorecards.

Quartile	Total Weighted Average STIP and LTIP Ranges
1st Quartile	1 to 1.5
2nd Quartile	1.5001 to 2.5
3rd Quartile	2.5001 to 3.5
4th Quartile	3.5001 to 4.5

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 72

Corporate Performance Results and Compensation Impact

2020 Corporate Scorecards MEASURES

Our Board and sub-committee members, consisting of a combination of Board and Management representatives – Messrs. Donadeo, Marino and Larke, and Mses. Knickel and Williams met numerous times throughout the year to review Vermilion’s short-term and long-term performance measures to ensure the measures and milestones selected continue to drive a high-performing and peer-leading organization. We recognize the importance of selecting metrics, and associated challenges, to motivate the organization’s behaviour in the direction of the results we are striving to achieve. We must also ensure management and employees understand that their work has a tangible impact on the metrics that were selected in order to achieve this high level of corporate performance. Finally, as all of our executives and employees are shareholders of Vermilion, the scorecard construction must be designed to ensure alignment of interests between staff and the broader shareholder group.

With those guiding principles in mind, the sub-committee determined that the STIP Scorecard established in 2019 continues to be suitable for the 2020 annual performance year. For the LTIP Scorecard, two changes were made. First, the three-year DDARPS growth metric was removed from the long-term incentive scorecard as it can be difficult to tie the daily activities of employees to such a long-dated and specific metric as reserves growth. The second change was necessitated by the removal of the DDARPS metric, as the weighting of the remaining results needed to be adjusted. It was determined that the 10% weighting allocated to Sustainability continues to be appropriate; therefore, the remaining three metrics were evenly re-weighted to 30% each.

LTIP Scorecard

LTIP Scorecard – Three-Year Period

The LTIP Scorecard is used to determine the performance factor, and associated LTIP multiple at the time of vesting. The LTIP Scorecard measures a three-year period equivalent to the grant to vest period for our annual LTIP share award grants.

Category	Measure	1st Quartile	2nd Quartile	3rd Quartile	4th Quartile	Weightings
Market	Three-Year Relative Total Shareholder Return (“TSR”)	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	30%
Financial & Operational	After-tax Cash Flow Recycle Ratio	>2.2x	1.6x - 2.2x	1.0x - 1.6x	<1.0x	30%
	FFO Return on Capital Employed	>17%	13% - 17%	9% - 13%	<9%	30%
	Sustainability > Sustainalytics > SAM > CDP	1st Quartile in Comparator Group	2nd Quartile in Comparator Group	3rd Quartile in Comparator Group	4th Quartile in Comparator Group	10%

Page 73 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Corporate Performance Results and Compensation Impact

Annualized Total Shareholder Return1

Vermilion generated a total shareholder return to investors of -17.6% for the year ending December 31, 2019 compared to a peer group average (excluding Vermilion) of -11.1%, and a cumulative total return of -52.5% over the last three years and -47.3% over the last five years compared to our peer group average of -53.8% and -46.1%, respectively. Vermilion’s three and five-year TSR is in-line with the industry averages.

Note:

1.	Cumulative total return for period ended December 31, 2019.

Executive Ownership Guidelines

The Share Ownership Policy manages the share ownership holding requirements during the duration of employment. As such, it takes the place of requiring any restriction on sale of shares after vesting of awards, making such additional restrictions unnecessary.

Effective August 6, 2019, following a review of energy industry peers, the Ownership Policy was revised to include an alternative calculation method for determining share ownership. The value of equity is determined based on the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value or the current market value price.

Share Ownership Policy (times base salary)	CEO	NEOs (Excluding CEO)
Required Share Ownership	8 times	3 times[1]
Average Share Ownership (Vested)	16.6 times	7.0 times
Average Share Ownership (Vested and Unvested)	30.6 times	14.9 times
Post Retirement/Resignation Required Share Ownership	2 times for at least 12 months	N/A

Note:

1.	Share ownership requirement for vice presidents is 1 times base salary.

Executives have five years from their appointment date to accumulate the minimum number of shares required. The value of unvested share awards is not included in the calculation of ownership. All our executives meet and/or exceed ownership requirements.

After the five-year accumulation period, if an executive is not in compliance with the required Share Ownership Policy, the executive has 30 calendar days to comply.

Clawback Policy (Recoupment of Incentive Compensation)

Vermilion has a policy regarding recoupment of any incentive payment to an executive officer where:

>	the payment was predicated upon achieving certain financial results that were subsequently the cause of a substantial restatement of the Company’s financial statements;
>	the Board determines the executive officer engaged in intentional misconduct that caused or substantially caused the need for substantial restatement; and
>	a lower incentive compensation payment would have been made to the executive officer based upon the restated financial results.

In such circumstances, the Company will seek to recover from the executive officer the amount by which that executive officer’s incentive payments for the relevant period exceeded the lower payment that would have been made based on the restated financial results.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 74

Corporate Performance Results and Compensation Impact

Recoupment of incentive compensation policy can be found in the Code of Business Conduct and Ethics filed on our website at www.vermilionenergy.com (under the heading “About Us” subheading “Governance”).

Trading in Vermilion Securities

Vermilion has an insider trading policy designed to prevent insider trading given directors, executives, employees and contractors may have confidential information about the business.

Our policies ensure that we comply with Canadian law, provide timely disclosure of material information and prevent inequitable trading by directors, executives, employees and contractors. Specifically, the policy:

>	provides guidelines on material information and appropriate disclosure procedures;
>	imposes blackouts on trading from one or two weeks prior to Board approval of regular financials until the second trading day after the news release of those financials, with longer periods imposed on executives and other employees in selected positions;
>	allows for transactional trading blackouts to be imposed from time-to-time for relevant personnel;
>	gives guidance on the appropriate handling of confidential information; and
>	requires that directors and officers report their trades in securities and any derivative transactions involving securities of Vermilion.

Anti-HedgiNg Policy

Vermilion has a robust anti-hedging policy within our Code of Business Conduct and Ethics to provide that all directors and officers are prohibited from engaging in any arrangement that is designed to hedge or offset a decrease in the market value of equity securities granted to such director or officer as compensation or held directly or indirectly by such director or officer.

The anti-hedging policy does not prevent a director or officer from pledging his or her securities of Vermilion as security for a loan.

Vermilion monitors trading activities of executives and directors to ensure trading is consistent with corporate policies. To Vermilion’s knowledge, in 2019, no executive or director hedged or offset a decrease in market value of Vermilion equity securities granted as compensation or held, directly or indirectly.

Succession Planning

We have a succession plan for our executive team, including our President & CEO.

The Board oversees succession planning to ensure we have a pool of strong, diverse candidates for senior management positions, and that we nurture talent and attract and retain key people for our long-term success. Vermilion's approach to leadership development focuses on building competencies throughout the organization, identifying high-potential employees and preparing those employees to take on senior leadership positions in the future. Annually, the Board reviews the succession plan for the C-Suite positions. We seek to develop and promote talent within the Company to leadership roles including C-Suite positions and have been successful in doing so as evidenced by:

>	Mr. Marino promoted to President and Chief Executive Officer from President and Chief Operating Officer in March 2016;
>	Mr. Kaluza promoted to Executive Vice President and Chief Operating Officer from Vice President Canadian Business Unit in March 2016;
>	Ms. Jasinski promoted to Executive Vice President, People and Culture in July 2011;
>	Mr. Tan promoted to Vice President, Business Development from Director, Business Development, effective October 26, 2017; and
>	Mr. Glemser promoted to Vice President and Chief Financial Officer from Director, Finance effective April 7, 2018.

We also focus on leadership development to ensure senior level employees are well prepared to take on executive positions in the future. This includes:

>	development opportunities by providing lateral moves across functions to increase breadth of knowledge;
>	internal leadership development to enhance knowledge of the Company, industry and key leadership skills;
>	enrollment in relevant university or executive leadership programs; and
>	360 assessment and development programs for senior leaders.

The GHR Committee is responsible for:

>	reviewing our talent pool and succession plan on an ongoing basis; and
>	ensuring the succession plan is presented to the Board each year. Succession plans for the CEO role are reviewed by the Board on a quarterly basis.

The Board ensures that directors have opportunities to get to know and become familiar with the work of those employees who have been identified as potential executives and senior management staff.

In 2019, we launched a mentoring program, focused on helping high potential female employees develop their management skills and prepare for senior leadership roles in the future. Given the positive feedback from mentors and mentees, we plan to continue this program in 2020.

Page 75 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Corporate Performance Results and Compensation Impact

Performance Graph

This graph compares the performance of Vermilion over the five-year period ending December 31, 2019 to our peer group and to the S&P/TSX Oil & Gas Exploration & Production Index, each starting with an investment of $100 at the end of 2014 and assuming reinvestment of dividends.

Annual Return	2015	2016	2017	2018	2019
Vermilion Energy	-30.4%	59.4%	-14.4%	-32.6%	-17.6%
Peer Group Average	-36.9%	74.3%	-26.1%	-34.8%	-10.7%
S&P/TSX Oil & Gas E&P Index	-32.1%	55.9%	-13.6%	-33.8%	9.9%

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 76

Corporate Performance Results and Compensation Impact

Cost of Management Ratios

We evaluate the cost of management on a long-term basis relative to key metrics and we believe our total cost is aligned with our goal of providing long-term shareholder value. In the last five years, the cost of management ratio averaged 0.2% of total market capitalization. Below is a chart that illustrates total NEO compensation as a percentage of financial measurements of the business.

Notes:

1.	NEOs include the CEO.
2.	Non-standardized financial measure. See Advisory in Schedule “G”.

Page 77 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Corporate Performance Results and Compensation Impact

2019 Total Compensation Mix

Note:

1.	Numbers in charts do not directly correspond to the table below given Savings Plan and other compensation are excluded from the charts.

2019 Actual Compensation Mix1

NEOs	Base Salary Rate	Variable Pay-at-Risk		Savings Plan	Other[4]
		STIP Award[2]	LTIP Grant[3]
Marino	20.25%	6.75%	70.87%	1.98%	0.15%
Glemser	26.31%	6.79%	63.94%	2.59%	0.67%
Kaluza	23.27%	6.91%	66.94%	2.42%	0.47%
Jasinski	26.21%	6.76%	63.41%	2.72%	0.89%
Tan	26.46%	6.83%	64.01%	2.08%	0.63%

Notes:

1.	All amounts are as a percentage of total compensation.
2.	2019 STIP payment payable April 1, 2020 in cash.
3.	LTIP share awards granted on April 1, 2019.
4.	Other compensation includes parking allowance and executive health plan benefits.

2019 Variable Pay-at Risk Compensation

The actual 2019 STIP award percentage represents the value of the STIP award as a percentage of base salary for the CEO and other executives. The 2019 STIP award was approved in March 2020. The Board exercised discretion to reduce the STIP award for executives on average by 63% compared to 2018 payment. Half of this reduction is as a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment.

The actual 2019 LTIP grants were approved by the Board February 2019 and granted on April 1, 2019, prior to the significant commodity price decrease. The LTIP grants are targeted between median and top quartile. The 2019 LTIP grants are greater than 100% as a percentage of base salary, because LTIP grants represent 72% (CEO) and 67% (other executives) of total compensation. Given the prevailing weak commodity price environment, the 2020 LTIP grants are suspended until mid-year.

Position	Target at Risk Compensation (as a Percentage of Base Salary)		Actual at Risk Compensation (as a Percentage of Base Salary)
	STIP Target	LTIP Target	2019 STIP Award[2]	2019 LTIP Grant[3]
CEO	Value at Median to Top Quartile of the Market[1]		33.33%	350.00%
Executives (excluding CEO)	Value at Median to Top Quartile of the Market[1]		26.78%	253.37%

Notes:

1.	The annual bonus and long-term award values for executives are determined based on the value at median to top quartile of the market for each executive position taking into consideration previous grant values.
2.	2019 STIP payment payable April 1, 2020.
3.	LTIP share awards granted April 1, 2019.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 78

Executive Compensation

Named Executive Officers

Anthony Marino	President and Chief Executive Officer
Lars Glemser	Vice President and Chief Financial Officer
Michael Kaluza	Executive Vice President and Chief Operating Officer
Mona Jasinski	Executive Vice President, People and Culture
Jenson Tan	Vice President, Business Development

Compensation Philosophy

Our executive compensation program is designed to reward performance in successfully leading a complex global organization, while focusing on key measures of profitability and the creation of shareholder value. Total compensation is targeted between median and top quartile, depending on individual and Company performance. A combination of superior individual and corporate performance results in above median compensation as compared to peers.

CEO Performance and Compensation

Our President & CEO is responsible for executing our long-term business strategy as well as shorter-term strategies that support our long-term objectives. The GHR Committee recognizes that Mr. Marino is managing a changing and increasingly complex business and that it is important to reward these efforts. The GHR Committee believes Mr. Marino’s compensation should be consistent with this level of responsibility and thus evaluates and adjusts his pay annually to align it with the market and our corporate performance achievements.

In order to successfully execute our strategic plan over the next five years, we believe Mr. Marino is critical to the organization. Mr. Marino’s vision and direction are well respected in our investor community and we believe the decisions made with respect to the CEO targeted compensation between $5 million and $6.5 million are appropriate.

The Board has also developed a robust plan for Mr. Marino’s succession as CEO, which is reviewed quarterly. Our business is more complex than most Canadian mid-cap E&Ps due to our international presence. We feel that Mr. Marino is well suited to lead Vermilion and to deliver the sought-after long-term performance, while potential successors are being prepared for the CEO position in the future.

>	Production Growth, Operating and Capital Efficiency: Annual average production for 2019 increased by 15% year-over-year to a record 100,357 boe/d, reflecting a full-year contribution from the assets acquired in 2018 and organic growth from our Netherlands, Australia and U.S. business units.
>	Production per Share Growth: Production per share increased 5% in 2019, while meaningfully reducing capital and operating costs on a per unit basis.
>	Increased Reserves: Proved plus probable ("2P") reserves increased 3% from year-end 2018 to 501.2[1] mmboe. We replaced 120% of 2019 production through development activities and 136% including acquisitions. Our 2P F&D cost[2] was $9.93 per boe, including FDC[2], resulting in an organic 2P Operating Recycle Ratio[3] (including FDC) of 3.0x.
>	Health, Safety and Environment: In 2019, maintained clear priorities around 5 key focus areas of HSE Culture, Communication and Knowledge Management, Technical Safety Management, Incident Prevention and Operational Stewardship & Sustainability. Continued comprehensive HSE integration plan for Vermilion’s new and emerging operations (includes Central and Eastern Europe, Germany, United States, Ireland and Canada expansion).
>	Sustainability: In 2019, continued to support the recommendations from the Task Force on Climate-related Financial Disclosures (TCFD), focusing on climate and sustainability issues. The Board of Directors and senior management participated in a robust scenario analysis process based on reporting from the World Economic Forum. This included analyzing factors such as the influence of new technologies, technology growth, government policy, and emerging markets that will impact the speed of the energy transition, and the resulting risks and opportunities for Vermilion. Our 2019 performance in sustainability rankings such as CDP, SAM, and Sustainalytics continued to be in the top quartile of our peer group.

Notes:

1.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 10, 2020 with an effective date of December 31, 2019 period in accordance with the National Instrument 51-101, Standards of Disclosure for Oil & Gas Companies and the COGEH Handbook.
2.	F&D and FD&A costs are used as a measure of capital efficiency and are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted FDC (future development capital), by the change in the reserves, incorporating revisions and production, for the same period.
3.	Operating Recycle Ratio is a measure of capital efficiency calculated by dividing the Operating Netback by the cost of adding reserves (F&D cost). Operating Netback is calculated as sales less royalties, operating expense, transportation costs, PRRT and realized hedging gains and losses presented on a per unit basis.

Page 79 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Executive Compensation

2019 Performance Year Compensation Decisions – CEO

>	The CEO compensation is 100% based on corporate performance.
>	Base salary is targeted at the median and STIP and LTIP awards are targeted at the median to top quartile of the market, depending on corporate performance.
>	Mr. Marino’s compensation is comprised of 79% variable pay-at-risk.
>	Mr. Marino’s year-over-year compensation decreased by 22% compared to 2018.
>	As a result of a production target miss and the prevailing weak commodity price environment, the Board exercised discretion to reduce the 2019 STIP payment, to suspend 2020 LTIP grants and to freeze 2020 base salary.

Base Salary: No salary increase for 2020

>	April 1, 2020 Annual Review: To demonstrate our commitment to cost containment in 2020, Mr. Marino will not receive a salary increase for 2020.
>	April 1, 2019 Annual Review: Mr. Marino’s base salary was increased to $1,000,000, representing an increase of 33.3% year-over-year. This was in response to competitive pressures to retain Mr. Marino, benchmarking CEO total pay between $5 million and $6.5 million.

Short-term Incentive Plan: 2019 STIP = 2018 STIP less 67%

>	The 2019 STIP payment is determined based on the 2019 STIP Scorecard results.
>	The 2019 STIP payment is reduced by 67% of the STIP payment value received for the 2018 performance year. Half of this reduction is as a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment.

Long-term Incentive Award: 2020 grants are suspended

>	Three-Year Incentive Award: Suspended
>	The 2020 annual LTIP grant is determined based on 2019 LTIP Scorecard result.
>	2020 LTIP grant has been suspended until mid-year, at which time the appropriate LTIP value will be determined based on the commodity price and our share price.
>	The 2019 LTIP grant was determined based on the 2018 LTIP Scorecard and was approved by the Board on February 27, 2019, prior to the significant commodity price decrease. The 2019 LTIP grant value was kept flat to the 2018 LTIP grant value.
>	Five-Year Incentive Award: Suspended
>	The five-year LTIP grant has been suspended until mid-year.
>	The 2019 LTIP grant value was reduced by 67% compared to the 2018 LTIP grant value.

Ownership and Equity-at-Risk

Share ownership as at March 1, 2020 in accordance with the Share Ownership Policy.

Executive	Ownership Requirement (Multiple of Base Salary)[1]	Equity-at-Risk[2] (Vested[1] Shares) ($)	Multiple of Base Salary (Vested[1] Shares)	Equity-at-Risk[2] (Vested[1] & Unvested Shares) ($)	Multiple of Base Salary (Vested[1] & Unvested Shares)
Marino	8 times	16,572,288	16.6 times	30,563,505	30.6 times

Notes:

1.	Vested are shares that are settled and not subject to holding periods.
2.	Common shares are valued at the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value or the current market value price, in accordance with the Share Ownership Policy as amended on August 6, 2019.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 80

Executive Compensation

Other NEOs (Excluding CEO)

Consistent with the CEO compensation reductions, the Board applied discretion to reduce the STIP payment on average by 63% compared to 2018 STIP payment, to suspend the 2020 LTIP grant and to freeze 2020 base salaries.

2019 Performance Year Compensation Decisions – Other NEOs (Excluding CEO)

Base Salary: No salary increase for 2020 annual review

>	NEOs will not receive a salary increase for 2020.
>	Executive Vice Presidents: The 2019 base salary for executive vice presidents increased on average by 4.2% year-over-year. Executive vice presidents’ salary increases were lower than those of vice presidents, as executive vice presidents’ base salaries were relatively aligned to the executive compensation peer group.
>	Vice Presidents: The 2019 base salary for vice presidents (Vice President, Chief Financial Officer and Vice President, Business Development) increased on average by 19.0% year-over-year. Mr. Glemser and Mr. Tan are new in their roles, as they were promoted to vice president positions from director level positions in 2018 and 2017, respectively. A higher salary increase was provided to align their base salary to the vice president base salary ranges, taking into consideration their experience.

Short-term Incentive Plan: 2019 STIP = 2018 STIP less average of 63%

>	The 2019 STIP payment is determined based on the 2019 STIP Scorecard results.
>	The 2019 STIP payment is reduced on average by 63% of the STIP payment value received for the 2018 performance year. Half of this reduction is as a result of actual production falling below budgeted commitments and half of the reduction is in response to the volatile market environment.

Long-term Incentive Plan: 2020 grant is suspended

>	The 2020 annual LTIP grant is determined based on 2019 LTIP Scorecard result.
>	The 2020 LTIP grant has been suspended until mid-year, at which time the appropriate LTIP value will be determined based on the commodity price and our share price.
>	The 2019 LTIP grant was determined based on the 2018 LTIP Scorecard and was approved by the Board on February 27, 2019, prior to the significant commodity price decrease.
>	Executive Vice Presidents: The 2019 LTIP grant value increased on average by 4.8% year-over-year. The increase was lower than that of the vice presidents as a result of a lower base salary increase.
>	Vice Presidents: The 2019 LTIP grant value was determined based on the 2018 LTIP Scorecard. The 2019 LTIP grant value increased on average by 75.5% as a result of the 2019 salary increase as compared to 2018 LTIP grant.

Ownership and Equity-at-Risk

Share ownership as at March 1, 2020.

Executive	Ownership Requirement (Multiple of Base Salary)[1]	Equity -at-Risk[2] (Vested[1] Shares) ($)	Multiple of Base Salary (Vested[1] Shares)	Equity-at-Risk[2] (Vested[1] & Unvested Shares) ($)	Multiple of Base Salary (Vested[1] & Unvested Shares)
Glemser	1 times	530,179	1.7 times	2,010,745	6.5 times
Kaluza	3 times	4,870,500	13.3 times	8,830,823	24.2 times
Jasinski	3 times	2,025,062	6.5 times	4,928,419	15.9 times
Tan	1 times	$2,011,360	6.5 times	3,988,199	12.9 times

Notes:

1.	Vested are shares that are settled and not subject to holding periods.
2.	Common shares are valued at the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value or the current market value price, in accordance with the Share Ownership Policy as amended on August 6, 2019.

Page 81 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Executive Compensation

2019 Compensation Decisions

The following provides an overview of the roles and key accomplishments of each NEO, as well as a summary of the corresponding compensation decisions and compensation awarded by the Board to each individual for 2019.

Anthony Marino

President and Chief

Executive Officer

As President and Chief Executive Officer, Mr. Marino is responsible for Vermilion’s overall leadership and strategy, in conjunction with our Board of Directors. This includes developing and executing the business plan, while managing risk to create long-term sustainable value for our shareholders.

2019 Performance Results

ñ          The 2019 average production increased by 15% year-over-year to a record 100,357 boe/d. Production per share increased by 5% in 2019.

ñ          Operating recycle ratio (including FDC) at the 2P level was 3.0x in 2019, reflecting the continuing execution of capital efficient projects as our organic F&D cost of $9.93/boe (including FDC) remained below $10.00/boe. We have kept our organic F&D costs below $10.00/boe for the past three years (three-year average F&D of $9.38, including FDC) as a result of our highly capital efficient project slate and continued focus on cost improvements.

ñ          Proved ("1P") reserves increased 4% to 310.2[1]mmboe. We replaced 15% of 1P reserves through development activities and 16% including acquisitions. Our 1P F&D cost was $11.90 per boe, including FDC, resulting in an organic 1P Operating Recycle Ratio (including FDC) of 2.5x.

ñ          Fund flows from operations in 2019 was a record $908 million ($5.87/basic share2), representing an increase of 8% from the prior year primarily due to higher production, partially offset by lower commodity prices.

ñ          In keeping with our model of self-funded growth, our payout ratio in 2019 for exploration and development capital expenditures and cash dividends was 103% of fund flows from operations, our lowest total payout ratio since 2008.

ñ          In the Netherlands, we successfully drilled and completed the Weststellingwerf well (0.5 net), representing our first drilling activity in the Netherlands since 2017. We encountered three gas bearing zones in the Vlieland, Zechstein and Rotliegend formations.

ñ          In Germany, we successfully completed drilling our first exploratory well, the Burgmoor Z5 well (46% working interest) which encountered 125 feet of net pay in the Zechstein carbonate. The partner group has agreed to a tie-in plan which should allow for production early next year.

ñ          In Central and Eastern Europe, we had a very active year of exploration activity:

ñ          In Hungary, we drilled four (3.3 net) exploration wells, the first of which was a dry hole. The remaining wells resulted in new gas discoveries and we brought two of the wells on production during the fourth quarter of 2019.

ñ          In Croatia, we drilled our first two natural gas exploration wells (2.0 net) in the country which also resulted in new gas discoveries.

ñ          During the third quarter of 2019, we were awarded two exploration licenses in Ukraine, subject to a final production sharing agreement, in a 50/50 partnership with Ukrgazvydobuvannya ("UGV", a Ukrainian state-owned gas producer). The licenses cover approximately 585,000 gross acres situated in one of Europe's most prolific natural gas regions (Dnieper-Donets Basin). The new licenses are in close proximity to several multi-TCF gas fields with most of the basin (and awarded license areas) still uncovered by 3D seismic. The terms of the licenses include a modest capital commitment, back-loaded over a five-year time frame.

ñ          The Company received a top quartile ranking for our industry sector in SAM's 2019 CSA. The CSA analyzes sustainability performance across economic, environmental, governance, and social criteria, and is the basis of the Dow Jones Sustainability Indices. Vermilion was ranked second in our peer group in the Sustainalytics ESG rankings. Vermilion's MSCI ESG rating improved to AA in 2019, and our Governance Metrics score falls into the highest scoring range for all companies assessed relative to global peers, indicating that our corporate governance practices are well aligned with shareholder interests.

2019 Compensation[3]
Base Salary[4]	STIP Award[5]	LTIP Grant[6]	Total	Performance-Based
$1,000,000	$333,333	$3,499,964	$4,833,297	79.3%

Notes:

1.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 10, 2020 with an effective date of December 31, 2019.
2.	Non-GAAP measure. See Advisory in Schedule “G”.
3.	2019 compensation excludes all other compensation (see page 85).
4.	Base salary as at April 1, 2019.
5.	2019 STIP payment payable April 1, 2020 in cash.
6.	LTIP share award granted April 1, 2019.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 82

Executive Compensation

Lars Glemser

Vice President

and Chief Financial Officer

As Vice President and Chief Financial Officer, Mr. Glemser is responsible for Vermilion’s global risk, tax, investor relations, insurance, information technology, treasury and financial reporting functions.

2019 Performance Results

ñ          Continued focus on cost control and netback optimization resulting in record level of free cash flow generation.

ñ          Executed a cross currency interest rate swap on our 2025 US$300 million long-term senior notes, converting our 5.625% interest cost to 3.275%. As a result of these initiatives, our all-in pre-tax cost of debt today is approximately 3.33% with a weighted average remaining term of 4.4 years.

ñ          Full integration of 2018 acquisitions into Vermilion’s internal control environment.

ñ          Worked closely with our high-growth business units in CEE and U.S. to ensure they received appropriate finance and IT support to effect growth and expansion plans.

ñ          Improved IT performance by enhancing day to day operations and implementing measures to enhance security with respect to external access and increased employee training/internal education to reduce cyber-risk.

ñ          Vermilion’s Disclosure Officers participated in over 470 investor interactions in 2019 with capital markets participants including institutional investors, research analysts, sales, retail brokers and other investors. Also participated in several retail conferences as we continuously look to engage with and grow our retail shareholder group.

2019 Compensation[1]
Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
$310,000	$80,000	$750,016	$1,140,016	72.8%

Michael Kaluza

Executive Vice President

and Chief Operating Officer

As Executive Vice President and Chief Operating Officer, Mr. Kaluza is responsible for overseeing Vermilion’s global operations, drilling and completion activities, exploration, marketing and health, safety and environment.

2019 Performance Results

ñ          The 2019 average production increased by 15% year-over-year to a record 100,357 boe/d. Production per share increased by 5% in 2019.

ñ          Our operating recycle ratio (including FDC) at the 2P level was 3.0x in 2019, as a result of another year of execution of capital efficient projects as our organic F&D cost of $9.93/boe (including FDC) remained below $10.00/boe. We have kept our organic F&D costs below $10.00/boe for the past three years (three-year average F&D of $9.38, including FDC) as a result of our highly capital efficient project slate and continued focus on cost improvements.

ñ          Proved ("1P") reserves increased 4% to 310.2[5] mmboe. We replaced 15% of 1P reserves through development activities and 16% including acquisitions. Our 1P F&D cost was $11.90 per boe, including FDC, resulting in an organic 1P Operating Recycle Ratio (including FDC) of 2.5x.

ñ          Proved plus probable ("2P") reserves increased 3% to 501.2[5] mmboe. We replaced 9% of 2P reserves through development activities and 10% including acquisitions.

ñ          Successfully integrated new assets into the Canadian, U.S. and Irish business units and onboarded the associated people into Vermilion HSE processes and programs.

ñ          In Germany, we successfully completed drilling our first exploratory well, the Burgmoor Z5 well (46% working interest), which encountered 125 feet of net pay in the Zechstein carbonate. The partner group has agreed to a tie-in plan which should allow for production early next year.

2019 Compensation[1]
Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
$365,000	$108,333	$1,049,982	$1,523,315	76.0%

Notes:

1.	2019 compensation excludes all other compensation (see page 85).
2.	Base salary as at April 1, 2019.
3.	2019 STIP payment payable April 1, 2020 in cash.
4.	LTIP share award granted April 1, 2019.
5.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 10, 2020 with an effective date of December 31, 2019.

Page 83 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Executive Compensation

Mona Jasinski

Executive Vice President,

People and Culture

As Executive Vice President, People and Culture, Ms. Jasinski oversees all global human resources initiatives including succession planning, recruitment, compensation and benefits, and governance, in addition to sustainability, strategic community investment, global communications and building organizational culture.

2019 Performance Results

ñ          Recognized by the Globe and Mail’s Board Games survey ranking Vermilion 4th in the oil and gas sector and in the top quartile of Canadian corporations in the S&P/TSX Composite Index.

ñ          Recognized by the Coalition for Good Governance for Circular disclosure on benefits and perquisites, demonstrating our best in class governance disclosure.

ñ          Recognized for excellence in managing governance risk by Institutional Shareholder Services QualityScore with decile scores of “1” for Environment and Social practices and “2” for Governance practices. A decile score of “1” indicates lower governance risk, while a “10” indicates higher governance risk.

ñ          Championed sustainability efforts in the company, resulting in top quartile rankings in our peer group and from external organizations such as SAM, Sustainalytics and MSCI.

ñ          Vermilion's MSCI ESG rating increased to AA in 2019, and our Governance Metrics score falls into the highest scoring range for all companies assessed relative to global peers, indicating that our corporate governance practices are well aligned with shareholder interests.

ñ          Recognized by the Great Place to Work® Institute's annual rankings in Canada and Germany.

ñ          Successful integration of staff following acquisitions in Canada, U.S. and Ireland.

ñ          Launched a mentoring program, focused on helping high potential female employees develop their management skills and prepare for senior leadership roles in the future.

ñ          VET emphasized strategic community investment in all of our operating areas, using a shared value approach to employee time and organizational funding: in addressing homelessness with support for the Boys & Girls Clubs of Calgary Aura Program in Canada and St Bart’s in Australia; in ensuring community safety with funding to Royal Netherlands Sea Rescue and Fire Departments in the U.S., Germany and Canada; in protecting biodiversity through tree planting with the Scouts Association Boranka Campaign in Croatia; and in celebrating local cultural activities such as the Chamber International Music Festival in France and Souris River Rodeo in Canada.

2019 Compensation[1]
Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
$310,000	$80,000	$750,016	$1,140,016	72.8%

Jenson Tan

Vice President, Business Development

As Vice President, Business Development, Mr. Tan is responsible for Vermilion’s global business development and new ventures activities including portfolio management, mergers and acquisitions, and expansion in existing or new jurisdictions in addition to overseeing Vermilion’s corporate reserves and resources process.

2019 Performance Results

ñ          Expanded Central and Eastern European position with the award of two exploration blocks in Ukraine (485,000 acres), one exploration block in Hungary (298,500 acres), and one exploration block in Croatia (502,000 acres).

ñ          Completed minor consolidation acquisitions in core areas enhancing our asset bases in Canada, U.S., Germany, and the Netherlands.

ñ          Proved plus probable (“2P”) reserves increased 3% from year-end 2018 to 501.2[5] mmboe. We replaced 120% of 2019 production through development activities and 136% including acquisitions. Our 2P F&D cost was $9.93 per boe, including FDC, resulting in an organic 2P Operating Recycle Ratio (including FDC) of 3.0x.

ñ          Proved ("1P") reserves increased 4% from year-end 2018 to 310.2[5] mmboe. We replaced 121% of 1P reserves through development activities and 133% including acquisitions. Our 1P F&D cost was $11.90 per boe, including FDC, resulting in an organic 1P Operating Recycle Ratio (including FDC) of 2.5x.

ñ          Proved developed producing ("PDP") reserves increased 4% from year-end 2018 to 200.0[5] mmboe. We replaced 113% of PDP reserves through development activities and 122% including acquisitions. Our PDP F&D cost was $12.71 per boe, including FDC, resulting in an organic PDP Operating Recycle Ratio (including FDC) of 2.3x.

2019 Compensation[1]
Base Salary[2]	STIP Award[3]	LTIP Grant[4]	Total	Performance-Based
$310,000	$80,000	$750,016	$1,140,016	72.8%

Notes:

1.	The 2019 compensation excludes all other compensation (see page 85).
2.	Base salary as at April 1, 2019.
3.	2019 STIP payment payable April 1, 2020 in cash.
4.	LTIP share award granted April 1, 2019.
5.	Estimated proved and proved plus probable reserves as evaluated by GLJ Petroleum Consultants Ltd. in a report dated February 10, 2020 with an effective date of December 31, 2019.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 84

Executive Compensation

Summary Compensation Table

The summary compensation table below sets out the compensation received by our NEOs over the past three years.

Named Executive Officers and Title	Year	Salary[1] ($)	Share-based Awards[2] ($)	Option-based Awards ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen- sation[4] ($)	Total Compen- sation ($)
					Annual Incentive Plans[3] ($)	Long-term Incentive Plans
Marino President and Chief Executive Officer	2019	932,692	3,499,964	n/a	333,333	n/a	n/a	105,304	4,871,293
	2018	668,221	4,999,880	n/a	500,000	n/a	n/a	77,534	6,245,635
	2017	446,250	3,638,746	n/a	n/a	n/a	n/a	61,389	4,146,385
Glemser[5] Vice President and Chief Financial Officer	2019	291,154	750,016	n/a	80,000	n/a	n/a	38,446	1,159,616
	2018	230,940	543,436	n/a	85,000	n/a	n/a	31,578	890,954
	2017	187,777	159,811	n/a	n/a	n/a	n/a	25,954	373,542
Kaluza Executive Vice President and Chief Operating Officer	2019	360,962	1,049,982	n/a	108,333	n/a	n/a	45,272	1,564,549
	2018	347,308	1,187,496	n/a	162,500	n/a	n/a	48,333	1,745,637
	2017	340,000	1,249,992	n/a	n/a	n/a	n/a	47,566	1,637,558
Jasinski Executive Vice President, People and Culture	2019	306,635	750,016	n/a	80,000	n/a	n/a	42,772	1,179,423
	2018	295,481	812,508	n/a	112,500	n/a	n/a	43,096	1,263,585
	2017	290,000	855,414	n/a	n/a	n/a	n/a	41,025	1,186,439
Tan[6] Vice President, Business Development	2019	303,269	750,016	n/a	80,000	n/a	n/a	31,703	1,164,988
	2018	282,308	520,016	n/a	120,000	n/a	n/a	37,013	959,337
	2017	239,277	555,595	n/a	n/a	n/a	n/a	32,495	827,367
Total (2017, 2018, 2019)		5,522,274	21,322,888	n/a	1,661,666	n/a	n/a	709,480	29,216,308

Notes:

1.	Base salary earned in the year noted.
2.	2019 share-based awards includes: (i) the value of share awards granted on April 1, 2019 multiplied by the grant value of $33.30 (fair value). For the purpose of accounting and the preparation of our consolidated financial statements, Vermilion measures the fair value for accounting purposes of share-based awards by multiplying the number of awards expected to vest by the share price on the grant date and an estimated performance factor. The fair value for accounting purposes is recognized over the vesting period as equity based compensation expense in the consolidated financial statements. The value of the awards is adjusted in subsequent periods based upon revised expectations of the performance factor; as such, the accounting fair value is likely to change at each reporting period. As at December 31, 2019, the accounting fair value of share-based awards granted to NEOs in 2019 totaled $11,899,988.
3.	Vermilion’s annual incentive bonus payment can be paid in cash or shares or combination of both. In 2017, the full incentive plan payment was paid in shares from treasury for NEOs. In 2018, the incentive plan payment was paid 50% in shares from treasury with immediate vest and 50% in cash. In 2019, the full incentive plan payment was paid in cash.
4.	All other compensation includes contributions made by Vermilion to the Savings Plan (as we do not have a pension plan in Canada), parking fees and executive health plan benefits.

NEOs	Year	Savings Plan ($)	Other Perquisites ($)	Total All Other Compensation ($)
Marino	2019	97,933	7,371	105,304
	2018	70,163	7,371	77,534
	2017	46,857	14,532	61,389
Glemser	2019	30,571	7,875	38,446
	2018	24,249	7,329	31,578
	2017	19,717	6,237	25,954
Kaluza	2019	37,901	7,371	45,272
	2018	36,467	11,866	48,333
	2017	35,700	11,866	47,566
Jasinski	2019	32,197	10,575	42,772
	2018	31,026	12,070	43,096
	2017	30,450	10,575	41,025
Tan	2019	24,332	7,371	31,703
	2018	29,642	7,371	37,013
	2017	25,124	7,371	32,495

5.	Effective April 7, 2018, Mr. Glemser’s position changed to Vice President and Chief Financial Officer.
6.	Effective October 26, 2017, Mr. Tan’s position changed to Vice President, Business Development.

Page 85 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Executive Compensation

LTIP Share Awards and Value

All share awards granted to NEOs that are outstanding as of December 31, 2019 are subject to the performance factors described on page 65. The value of share awards on December 31, 2019 was calculated using the TSX closing price of $21.23.

Executive	Award Date[1]	Vesting Date	Award Price ($)	Number Granted[2] (#)	Award Date Value[3] ($)	Dec 31/19 Value[4] ($)
Marino	April 1, 2019	April 1, 2024	33.30	15,015	500,000	318,768
	April 1, 2019	April 1, 2022	33.30	90,089	2,999,964	1,912,589
	April 1, 2018	April 1, 2023	40.71	36,845	1,499,960	1,016,885
	April 1, 2018	April 1, 2021	40.71	73,690	2,999,920	2,346,658
	April 1, 2017	April 1, 2020	49.00	58,954	2,888,746	2,290,416
	Total			274,593	10,888,590	7,885,316
Glemser[5]	April 1, 2019	April 1, 2022	33.30	22,523	750,016	478,163
	April 1, 2018	April 1, 2019 - 2021	40.71	938	38,186	32,360
	April 1, 2018	April 1, 2019 - 2021	40.71	1,132	46,084	39,052
	April 1, 2018	April 1, 2021	40.71	8,015	326,291	255,238
	April 1, 2017	April 1, 2020	49.00	2,189	107,261	85,045
	Total			34,797	1,267,838	889,858
Kaluza	April 1, 2019	April 1, 2022	33.30	31,531	1,049,982	669,403
	April 1, 2018	April 1, 2021	40.71	25,178	1,024,996	801,793
	April 1, 2017	April 1, 2020	49.00	20,408	999,992	792,869
	Total			77,117	3,074,970	2,264,065
Jasinski	April 1, 2019	April 1, 2022	33.30	22,523	750,016	478,163
	April 1, 2018	April 1, 2021	40.71	17,195	700,008	547,575
	April 1, 2017	April 1, 2020	49.00	13,886	680,414	539,484
	Total			53,604	2,130,438	1,565,222
Tan[5]	April 1, 2019	April 1, 2022	33.30	22,523	750,016	478,163
	April 1, 2018	April 1, 2021	40.71	9,826	400,016	312,909
	November 8, 2017	April 1, 2018 - 2020	46.10	1,139	52,508	44,251
	April 1, 2017	April 1, 2020	49.00	5,598	274,302	217,487
	Total			39,086	1,476,842	1,052,810

Notes:

1.	In addition to the 2018 annual award grant, Mr. Glemser received two promotional grants on April 1, 2018 that vest over three years. In addition to the 2017 annual award grant, Mr. Tan received a promotional grant on November 8, 2017 that vests over three years.
2.	Total for each executive is the number of share awards that were not vested as of December 31, 2019, excluding reinvested dividends.
3.	Value of outstanding share awards granted. No vested share awards remained to be paid out or distributed on December 31, 2019.
4.	The value as of December 31, 2019 on the TSX of $21.23. It does not include the value of reinvested dividends.

An average performance multiple was applied as follows:

a.	Share awards granted in 2019 vesting in 2024: 1 for 2023 (no averaging).
b.	Share awards granted in 2018 vesting in 2023: 1 for 2022; 1 for 2021; and 1 for 2020 for an average of 1.
c.	Share awards vesting in 2022: 1 for 2021.
d.	Share awards vesting in 2021: 2 for 2018, 1.5 for 2019, and 1 for 2020 for an average of 1.50.
e.	Share awards vesting in 2020: 2 for 2017, 2 for 2018, and 1.5 for 2019 for an average of 1.83.
5.	Promotional share awards uses an average performance factor for the year(s) from the award date.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 86

Executive Compensation

NEOs Value of Share Awards Vested and STIP Earned During 2019

Award Type	Marino ($)	Glemser ($)	Kaluza ($)	Jasinski ($)	Tan ($)
Long-term incentive awards[1]	5,836,547	299,507	1,809,080	1,452,818	529,691
Short-term incentive awards[2]	333,333	80,000	108,333	80,000	80,000

Notes:

1.	Share awards vested include the value of reinvested dividends and the performance multiple, calculated based on $33.30 (the five-day weighted average for the five days preceding the vesting date of April 1, 2019). These share awards were granted on April 1, 2016 for all executives. Mr. Marino received a promotional grant on April 1, 2016, Mr. Glemser received two promotional grants on April 1, 2018, Mr. Kaluza received a promotional grant on April 1, 2016, and Mr. Tan received a special grant on August 17, 2016 and a promotional grant on November 8, 2017.
2.	2019 STIP payment payable April 1, 2020 in cash.

Equity Ownership Changes

The following table sets out the changes to the number and value of vested and unvested shares held by each of the executives from March 1, 2019 to March 1, 2020.

Executive		Shares[1] (#)	Value[1,2,3] ($)	Total Equity-at-Risk
				Share Ownership Requirement	Multiple of Base Salary	Meets Share Ownership in 2019[2,3]
Marino[4]	2020 2019 Change	383,028 281,399 101,629	16,572,288 9,539,426 7,032,862	8 times base salary	16.6 times	Yes
Glemser	2020 2019 Change	14,251 7,140 7,111	530,179 242,046 288,133	1 times base salary	1.7 times	Yes
Kaluza	2020 2019 Change	111,832 72,922 38,910	4,870,500 2,472,056 2,398,445	3 times base salary	13.3 times	Yes
Jasinski	2020 2019 Change	44,035 35,526 8,509	2,025,062 1,204,331 820,730	3 times base salary	6.5 times	Yes
Tan	2020 2019 Change	45,999 35,291 10,708	2,011,360 1,196,365 814,995	1 times base salary	6.5 times	Yes

Notes:

1.	Shares that are settled and not subject to holding periods.
2.	March 1, 2020 – Common Shares are valued at the greater of the value at the time of the award (determined based on a five-day volume weighted average share price prior to the applicable determination date), the acquisition value or the current market value price, in accordance with the Share Ownership Policy as amended on August 6, 2019.
3.	March 1, 2019 – share ownership was determined based on the March 1, 2019 price (total number of shares multiplied by $33.90 (the TSX closing price on March 1, 2019)).
4.	Mr. Marino must hold at least 8 times his annual base salary as long as he is employed by Vermilion. He also must continue to hold at least 2 times his annual base salary for at least 12 months following his resignation or retirement.

Page 87 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Executive Compensation

Termination and Change of Control Benefits

Change of Control

A change of control happens when, among other circumstances, someone acquires one-third of the outstanding voting shares or other securities that can be converted into voting shares.

Employment Agreements

All executive employment agreements provide for a base salary, discretionary bonuses and share awards as approved by the Board under our compensation plans. Like all other employees, the executives are reimbursed for reasonable expenses and receive benefits under Vermilion’s benefit plans. Any amendments to the executive employment agreements or waivers of any provision must be in writing and, in the case of any amendment, signed by both parties. An employment agreement is put in place within six months of the appointment to an officer position within Vermilion. All executives currently have employment agreements in place.

In 2018, a new executive agreement for our CEO introduced double trigger provisions and eliminated modified single trigger provisions in the event of a change of control. The double trigger provisions were introduced for the purposes of determining the severance payments for the base salary, short-term incentive payments and benefits. Equity awards are managed in accordance with the terms of the applicable plans and the provisions of the executive agreements.

To receive a lump-sum payment pursuant to the revised change of control provisions, two events must occur:

>	change of control event; and
>	termination of employment by the employer within 10 days of the effective change of control date, or by the executive for a good reason within 60 days of the effective change of control date.

Starting in 2018, any new executive agreements include a double trigger as described above. Existing executive agreements were grandfathered with modified single trigger provisions in the event of a change of control.

Termination Payments

Regardless of the type of termination, the executive or his/her personal representative is entitled to receive:

>	any unpaid salary up to the termination date;
>	all outstanding vacation pay; and
>	all outstanding expense reimbursements.

Executives that resign, retire or are terminated for just cause do not qualify for a termination payment. Please refer to the termination chart on the next page. Based on the 2019 base salary, short-term incentive and benefits, the executives would receive the estimated total set out below if any of them were terminated without cause or if a change of control occurred on December 31, 2019 and the executives were terminated.

Executive	Salary ($)	STIP ($)	Benefits ($)	Total ($)
Marino	2,000,000	1,388,889	245,614	3,634,503
Glemser	620,000	201,700	101,722	923,422
Kaluza	730,000	455,555	104,230	1,289,785
Jasinski	620,000	320,000	107,122	1,047,122
Tan	620,000	313,333	100,714	1,034,047
Total	4,590,000	2,679,477	659,402	7,928,879

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page 88

Executive Compensation

Termination Chart

Termination Type	Severance	STIP Award	LTIP Grant	Benefits
Retirement	None	None	All share awards expire on the retirement date	None
Termination by the Corporation for just cause and termination by the executive without good reason	None	None	All share awards expire on the termination date	None
Termination by the Corporation without just cause and termination by the executive for good reason	Two times annual salary[1] for CEO and Executive Vice Presidents One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for CEO and Executive Vice Presidents One times average annual bonus[2] for Vice Presidents

All share awards that would have vested at the next applicable vesting date, if the vesting date is within the severance period in accordance with the executive agreements:

>    CEO and Executive Vice Presidents: two-year severance period

>    Vice Presidents: one-year severance period

Amount equal to cost of benefits for the severance period
Change of control	Two times annual salary[1] for CEO and Executive Vice Presidents One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for CEO and Executive Vice Presidents One times average annual bonus[2] for Vice Presidents	All share awards that would have vested at the next applicable vesting date or immediately prior to the time of the change of control (in accordance with the executive agreements)	Amount equal to cost of benefits for the severance period
Disability[3]	Two times annual salary[1] for CEO and Executive Vice Presidents One times annual salary[1] for Vice Presidents	Two times average annual bonus[2] for CEO and Executive Vice Presidents One times average annual bonus[2] for Vice Presidents	Vesting continues under the normal schedule in accordance with the applicable plan text	Amount equal to cost of benefits for the severance period
Death	Prorated to date of death	None	All share awards vest on the date of death[4]	None

Notes:

1.	In addition to the prorated salary to termination date.
2.	Average of the last three years’ bonuses paid to the executive. If the executive has not served for three years, the average of the bonuses paid for each full year of service to date.
3.	If an executive is receiving long-term disability, Vermilion is not obligated to pay their salary or outstanding vacation pay.
4.	The Board, in its sole discretion, may determine the performance factor to be applied and the number of share awards that will vest based on certain criteria.

Following a termination our executives are subject to confidentiality and non-solicitation restrictions preventing the use of confidential information and for one-year certain direct or indirect solicitation activities (including soliciting our employees, consultants, clients or customers).

Page 89 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Schedules and Other Information

Schedule “A” – Terms of Reference for the Board

I.	INTRODUCTION
A.	The Board's primary responsibility is to foster the long-term success of Vermilion Energy Inc. (the "Corporation")[1] consistent with the Board's responsibility to the shareholders to maximize shareholder value.
B.	The Board of Directors has plenary power. Any responsibility not delegated to management or a committee of the Board remains with the Board.
C.	These terms of reference are prepared to assist the Board and management in clarifying responsibilities and ensuring effective communication between the Board and management.
II.	COMPOSITION AND BOARD ORGANIZATION
A.	Nominees for directors are initially considered and recommended by the Governance and Human Resources Committee of the Board, approved by the entire Board and elected annually by the shareholders of the Corporation.
B.	At least two-thirds of the directors comprising the Board must qualify as independent directors.[2]
C.	Certain of the responsibilities of the Board referred to herein may be delegated to committees of the Board. The responsibilities of those committees will be as set forth in their terms of reference, as amended from time-to-time.
III.	DUTIES AND RESPONSIBILITIES
A.	Managing the Affairs of the Board

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. The legal obligations of the Board are described in detail in Section IV. Subject to these legal obligations and to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including:

i.	planning its composition and size;
ii.	selecting and setting the terms of reference for the Chair of the Board;
iii.	nominating candidates for election to the Board;
iv.	appointing committees;
v.	determining director compensation; and
vi.	assessing the effectiveness of the Board, committees and directors in fulfilling their responsibilities.
B.	Management and Human Resources

The Board has the responsibility for:

i.	the approval of the succession plan for the Chief Executive Officer (the "President & CEO") as well as the appointment plan of the President & CEO and monitoring President & CEO performance, approving President & CEO compensation and providing advice and counsel to the President & CEO in the execution of the President & CEO's duties;
ii.	approving terms of reference for the President & CEO;
iii.	satisfying itself as to the integrity of the President & CEO and the other executive officers and that the President & CEO and the other executive officers create a culture of integrity throughout the organization;
iv.	approving corporate performance short-term and long-term incentive plan scorecards;
v.	approving peer group selection criteria;
vi.	approving corporate performance and executive compensation peer groups
vii.	in consultation with the President & CEO, approve annual objectives that the President & CEO is responsible for meeting;
viii.	reviewing President & CEO performance at least annually, against agreed upon written objectives;
ix.	approving decisions relating to senior management including the:
a.	appointment and discharge of officers;
b.	compensation and benefits for executive officers;
c.	President & CEO's acceptance of public service commitments or outside directorships; and
d.	employment contracts, termination and other special arrangements with executive officers, or other employee groups.
x.	ensuring succession planning programs are in place, including programs to train and develop management;
xi.	approving certain matters relating to all employees, including:
a.	the annual salary policy/program for employees;
b.	new benefit programs or material changes to existing programs; and
c.	pension fund investment guidelines and the appointment of pension fund managers, if applicable.
C.	Strategy and Plans

The Board has the responsibility to:

i.	participate with management, in the development of, and ultimately approve, the Corporation's strategic plan;
ii.	approve annual capital and operating budgets which support the Corporation's ability to meet its strategic objectives;

Notes:

1.	Reference to the Corporation's operations and employees and matters related thereto shall include the Corporation's subsidiaries, as applicable.
2.	The Board has adopted the meaning of "Independent" from NI 52-110, which is included as an appendix to the Board Operating Guidelines.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page A-1

Schedules and Other Information

iii.	approve the entering into, or withdrawing from, lines of business that are, or are likely to be, material to the Corporation;
iv.	approve material divestitures and acquisitions; and
v.	monitor the Corporation's progress towards its goals, and to revise and alter its direction through management in light of changing circumstances.
D.	Financial and Corporate Issues

The Board has the responsibility to:

i.	with consideration to the recommendation of the Audit Committee, nominate an External Auditor for approval by shareholders; and if the Board does not adopt the Audit Committee's recommendation for External Auditor, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
ii.	with consideration to the recommendation of the Audit Committee, approve the compensation of the External Auditor; and if the Board does not adopt the Audit Committee's recommendation, ensure this fact is disclosed in the Annual Information Form or Proxy Statement & Information Circular;
iii.	take reasonable steps to ensure the implementation and integrity of the Corporation's internal control and management information systems;
iv.	review operating and financial performance relative to budgets or objectives;
v.	approve annual and quarterly financial statements, related Management's Discussion & Analysis and related press releases and approve release thereof by management;
vi.	approve the Management Proxy Circular in respect of annual and special meetings, Annual Information Form and documents incorporated by reference therein;
vii.	declare and approve dividends;
viii.	approve financings, changes in authorized capital, issue and repurchase of shares, issue of debt securities, listing of shares and other securities, issue of commercial paper, and related prospectuses and indentures; and
ix.	approve the commencement or settlement of litigation that may have a material impact on the Corporation.
E.	Business and Risk Management

The Board has the responsibility to:

i.	ensure management identifies the principal risks of the Corporation's business and implements appropriate systems to manage these risks;
ii.	assess and monitor management control systems:
a.	evaluate and assess information provided by management and others (e.g., internal and external auditors) about the effectiveness of management control systems; and
b.	understand principal risks and determine whether the Corporation achieves a proper balance between risk and returns.
F.	Policies and Procedures

The Board has the responsibility to:

i.	approve and monitor compliance with all significant policies and procedures by which the Corporation is operated;
ii.	direct management to ensure the Corporation operates at all times within applicable laws and regulations and to the highest ethical and moral standards;
iii.	adopt a written Code of Business Conduct and Ethics; and
iv.	review significant new corporate policies or material amendments to existing policies (including, for example, policies regarding business conduct, conflict of interest and the environment, health and safety).
G.	Compliance Reporting and Corporate Communications

The Board has the responsibility to:

i.	ensure the Corporation has in place effective communication processes with shareholders and other stakeholders, the public in general and financial, regulatory and other recipients;
ii.	approve interaction with shareholders on all items requiring shareholder response or approval;
iii.	ensure that the financial performance of the Corporation is adequately reported to shareholders, other security holders and regulators on a timely and regular basis;
iv.	ensure the financial results are reported fairly and in accordance with applicable accounting and reporting standards;
v.	ensure the timely reporting of any other developments that have a significant and material impact on the value of the Corporation; and
vi.	report annually to shareholders on the Board's stewardship for the preceding year (the Annual Report, Information Circular and/or Proxy Statement & Information Circular).
IV.	GENERAL LEGAL OBLIGATIONS OF THE BOARD OF DIRECTORS
A.	The Board is responsible for:
i.	directing management to ensure legal requirements have been met, and documents and records have been properly prepared, approved and maintained; and
ii.	approving matters requiring shareholder approval at shareholder meetings.
B.	Legal requirements for the Board include:
i.	to act honestly and in good faith with a view to the best interests of the Corporation; and
ii.	to exercise the care, diligence and skill that reasonably prudent people would exercise in comparable circumstances.

Page A-2 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Schedules and Other Information

Schedule “B” – Summary of Vermilion Incentive PlaN

The Vermilion Incentive Plan (VIP) was adopted in September 2010 in connection with the conversion of the Company from a trust to a corporation and replaced the previous Trust Unit Award Incentive Plan. A summary of the VIP is set forth below, and a full copy of the VIP is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

In accordance with TSX requirements, unallocated share awards under the VIP are subject to shareholder approval every three years. In conjunction with the approval of all unallocated share awards and amendment to the maximum number of Common Shares to be delivered to non-employee directors, shareholders approved a reduction of the treasury rolling reserve from 10% to 5% on May 1, 2013, from 5% to 3.8% on May 6, 2016 and from 3.8% to 3.5% on April 25, 2019.

Condition	Plan Maximum
Reserved for issue to insiders	3.5% of Vermilion’s issued and outstanding Common Shares[1,2] (less any Common Shares reserved for issuance to insiders under any other security-based compensation plan)
Total issued to any participant	3.5% of Vermilion’s issued and outstanding Common Shares[1,2]

Notes:

1.	On a non-diluted basis. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.
2.	Additionally, (i) no one participant may be granted any share award which, together with all share awards granted to such participant would entitle him or her to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares issued to insiders of Vermilion within any one year period, and issuable to insiders of Vermilion, at any time, in each case under the VIP or when combined with all other security-based compensation arrangements, will not exceed 10% of Vermilion’s total issued and outstanding Common Shares.

The VIP provides employees, officers and consultants of Vermilion and its affiliates that are granted share awards with a stake in our future success and aligns their interests with those of shareholders. The number of shares referenced by a share award is determined at the time of grant. The vesting schedules are set out on page 65. Vesting occurs on April 1st or October 1st of the third year following the grant date (or in thirds each year over three years for new hire or promotion based grants), or earlier upon termination or change of control (as noted below); or on a subsequent date in certain circumstances if there is a blackout on trading Vermilion’s shares at that time. Within two and a half months of vesting, at the Board’s election, Common Shares or an equivalent cash value or a combination of cash and shares, are issued to the participant (the “Issue Date”). Share awards that vest before termination or any applicable notice date are paid in full. The following is a summary of how unvested share awards (whether in whole or in part) are treated depending on the form of termination.

Form of Termination	Vesting and Exercise Provisions for Unvested Awards
Voluntary resignation or retirement	Expire on the date of resignation or retirement
Termination not for cause	Expire on the 90th day following the date of termination
Termination for cause	Expire on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Absence	Administered in accordance with “Pro-ration for Time at Work”
Change of Control	Vest at the next applicable vesting date or immediately prior to effective date of change of control

Under the VIP, amendments to: cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirement of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participation under the VIP; to change the early termination provision of a share award or the plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).

The following are terms of the VIP:

>	Participants do not have the rights of shareholders, including the right to vote, unless and until shares have been issued upon settlement of a share award.
>	Share awards may not be transferred or assigned to anyone other than the estate or a beneficiary of a participant who has died.
>	The Board may amend, suspend or discontinue the VIP at any time, provided that, without shareholder approval, no amendment may:
>	amend the number of Common Shares issuable under the VIP;
>	result in a material or unreasonable dilution to the number of outstanding Common Shares or any material benefit to a service provider;
>	change the class of eligible participants to the VIP which would have the potential of broadening or increasing participation by insiders of Vermilion;
>	amend the amendment provision of the VIP;
>	amend the VIP to extend the expiry date of share awards granted under the VIP beyond the expiry date of the share awards provided for under the terms and conditions of the VIP; or

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page B-1

Schedules and Other Information

>	make any amendment to the VIP that permits a service provider to transfer share awards to any person, other than in the case of the death of the service provider.
>	The Board may not amend the pricing or extend the terms of share awards granted to insiders without shareholder approval.
>	Vermilion and its related companies may not provide financial assistance for participants to purchase shares awarded under the VIP.
>	The maximum exercise and surrender periods are December 31st of the third year from the date of grant.
>	The VIP does not have a fixed maximum aggregate number of shares available and so is subject to shareholder approval which was last given on April 25, 2019 when shareholders approved all unallocated share awards under the plan for three years. The next shareholder approval of unallocated share awards under the plan is scheduled for April, 2022.
>	Grants are adjusted for changes to employment status; adjustments are directly proportionate to the change to employment status (e.g. employee is going from 1.0 to 0.8 full time equivalent, grant is adjusted by 20%).
>	Once the form of settlement of awards is determined by the Board, the vesting of awards, issuance of shares (as applicable) and sale of such shares for taxes occurs automatically under the plan. Where the VIP ceases to be an automatic plan, the vesting date of share awards that occurs during a blackout period is extended for 10 business days from the end of the blackout period.
>	If: shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase shares at prices substantially below Fair Market Value (as defined in the plan); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, shares are converted into or exchangeable for any other securities, the Board may adjust the plan and outstanding share awards to prevent substantial dilution or enlargement of the rights of grantees.

We announced in 2019 that we plan to phase-out the Dividend Reinvestment Plan (“DRIP”) by prorating the available DRIP shares by 25% each quarter starting in Q1 2020 until completely eliminated in Q4 2020. In anticipation of the DRIP phasing out, in March 2020 our Board approved amendments to the VIP, the DSU Plan, the Compensation Arrangement and the Savings Plan (collectively the “Plans”) to (i) include directly in these documents definitions that were previously incorporated by reference from the DRIP, and (ii) to make other minor corresponding changes respecting administration of the plans (including, with respect to the Savings Plan, the ability of employees to elect to receive dividends in cash in lieu of reinvesting dividends under the DRIP). As the Amendments relate to the administration of the Plans and are of a ‘housekeeping’ nature, the Board is authorised under the applicable amendment provisions of the Plans to approve the Amendments without further approval of our shareholders.

Page B-2 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Schedules and Other Information

Schedule “C” – Summary of FIVE-YEAR Security-Based Compensation Arrangement

The Compensation Arrangement provides long-term incentive awards for our CEO, the sole participant under the plan. The purpose of the Compensation Arrangement is to provide an effective retention mechanism in the competitive international environment in which the Company operates, and continues to reflect the Company’s prudent use of its cash resources while managing potential share dilution under the existing ‘rolling reserve’ limit under Vermilion’s security-based compensation arrangements (discussed further below). A summary of the Compensation Arrangement is set forth below, and a full copy of the plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

Compensation Awards will be settled with Common Shares issued from treasury, which combined with enhanced requirements for share ownership while employed (8 times) and post-retirement (2 times), further aligns the interests of our CEO with the interests of shareholders.

The number of Common Shares subject to a Compensation Award is determined at the time of grant, and all Compensation Awards are 100% performance-based. As noted above, the only eligible participant under the Compensation Arrangement is the CEO (the “Participant”).

Under the Compensation Arrangement, vested Compensation Awards are settled in Common Shares with vested awards (including reinvested dividends) multiplied by the applicable performance factor (as determined by the Board – see page 65 for further information) for each applicable five year period (or shorter in certain circumstances discussed below).

Vesting of Compensation Awards occurs on April 1st of the fifth year following the grant date (or on a subsequent date if there is a trading blackout at that time (as discussed below)), or earlier upon the Participant attaining the age of 65, termination of the Participant’s employment or upon a change of control. If the Participant ceases to provide services to the Company as the CEO (“termination”), unvested Compensation Awards will be treated differently depending on the form of termination as summarized below:

Form of Termination	Vesting and Exercise Provisions for Unvested Awards
Voluntary resignation or retirement	Expire on the date of resignation or retirement
Termination not for cause	Vest as of the date of termination
Termination for cause	Expire on the date of termination
Death	Vest as of the date of death, subject to any Board decision to apply a performance factor
Change of Control	Vest at the next applicable vesting date or immediately prior to the effective date of a change of control

Compensation Awards may only be settled with Common Shares issued from treasury. Common Shares (less applicable tax withholdings) issuable pursuant to vested Compensation Awards are deliverable within two and a half months of vesting (provided that, in the case of a change of control, Common Shares would be deliverable on the effective date of the change of control (as determined by the Board)). If during the term of a Compensation Award the Participant is absent from employment and not performing the duties of employment for any reason (other than for annual vacation or holiday entitlements) for more than 120 days, the number of underlying Common Shares subject to that Compensation Award will be proportionately adjusted for the number of days the Participant is absent in that five-year term (in excess of 120 days).

Under the Compensation Arrangement, amendments: to cure any ambiguity, error or omission or correct any inconsistencies; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration of the Compensation Arrangement; to change the early termination provisions of a Compensation Award or the Compensation Arrangement which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).

In addition to the foregoing, under the Compensation Arrangement:

>	The Participant does not have rights as a shareholder in respect of Compensation Awards, including the right to vote, until Common Shares have been delivered in accordance with the terms of the Compensation Arrangement.
>	The Participant may not be granted any Compensation Award which, together with all share awards then held by the Participant, would entitle the Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (A) issued to insiders of the Company, within any one year period, and (B) issuable to insiders of the Company, at any time, in each case under the Compensation Arrangement or when combined with all other Vermilion security-based compensation arrangements, shall not exceed 10% of the Company total issued and outstanding Common Shares.
>	The number of Common Shares reserved for issuance pursuant to Compensation Awards is subject to the same ‘rolling reserve’ limit applicable to entitlements under all other Vermilion security-based compensation arrangements (being the Vermilion Incentive Plan, the Employee Bonus Plan, the Employee Share Savings Plan and the DSU Plan) of 3.5% of the total number of issued and outstanding Common Shares, calculated on an undiluted basis, subject to a maximum that may be issued or granted in any calendar pursuant to the Compensation Arrangement of the lesser of (i) 500,000 Common Shares (representing 0.32% of Vermilion’s issued and outstanding Common Shares as at March 1, 2020; or (ii) an annual equity award value of $1,500,000. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page C-1

Schedules and Other Information

>	If: Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value (as defined in the Compensation Arrangement); or as a result of any recapitalization, merger, consolidation or other transaction that is not a change of control or a take-over bid, Common Shares are converted into or exchangeable for any other securities, the Board may (subject to any necessary TSX approval) make adjustments to the Compensation Arrangement and Compensation Awards to prevent substantial dilution or enlargement of the rights of the Participant thereunder.
>	Compensation Awards may not be transferred or assigned except to the estate or a beneficiary of the Participant upon death of the Participant.
>	The Board may amend, suspend or discontinue the Compensation Arrangement at any time provided that an alternative arrangement acceptable to the Company and Participant, each acting reasonably, has been approved by the Board, and further provided that, without shareholder approval, no amendment may:
>	increase the number of Common Shares issuable under the Compensation Arrangement;
>	amend the manner in which Compensation Awards are settled;
>	result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to the Participant;
>	change the class of eligible participants under the Compensation Arrangement;
>	amend the amendment provision of the Compensation Arrangement;
>	extend the expiry date of Compensation Awards granted under the Compensation Arrangement; or
>	permit the Participant to transfer Compensation Awards to any person, other than in the case of the death of the Participant.
>	The vesting of Compensation Awards, issuance of shares and sale of shares for taxes occurs automatically under the Compensation Arrangement. Where the Compensation Arrangement ceases to be an automatic plan, the vesting date of Compensation Awards that occurs during a blackout period is extended for 10 business days from the end of the blackout period.
>	The Compensation Arrangement does not contain any provisions for financial assistance by Vermilion in respect of Compensation Awards granted under the arrangement.

We announced in 2019 that we plan to phase-out the Dividend Reinvestment Plan (“DRIP”) by prorating the available DRIP shares by 25% each quarter starting in Q1 2020 until completely eliminated in Q4 2020. In anticipation of the DRIP phasing out, in March 2020 our Board approved amendments to the VIP, the DSU Plan, the Compensation Arrangement and the Savings Plan (collectively the “Plans”) to (i) include directly in these documents definitions that were previously incorporated by reference from the DRIP, and (ii) to make other minor corresponding changes respecting administration of the plans (including, with respect to the Savings Plan, the ability of employees to elect to receive dividends in cash in lieu of reinvesting dividends under the DRIP). As the Amendments relate to the administration of the Plans and are of a ‘housekeeping’ nature, the Board is authorised under the applicable amendment provisions of the Plans to approve the Amendments without further approval of our shareholders.

Page C-2 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Schedules and Other Information

SCHEDULE “D” – SUMMARY OF DEFERRED SHARE UNIT PLAN

Background

As discussed in more detail under the Compensation Discussion and Analysis section, non-employee directors and certain other specified non-employee service providers of the Company and its affiliates (“Designated Participants”) are eligible to participate in the DSU Plan. Prior to the Company’s adoption of the DSU Plan, non-employee directors participated in the VIP and were entitled to receive three-year VIP share awards. Commencing in 2019 and in lieu of three-year VIP share awards, Designated Participants receive deferred share units (“DSUs”) pursuant to the DSU Plan subject to shareholder approval of the DSU Plan at the Meeting. A summary of the DSU Plan is set forth below, and a full copy of the DSU Plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

The DSU Plan provides long-term incentive awards for Designated Participants. DSUs may be settled, at the election of the Board, with Common Shares, cash or a combination of Common Shares and cash (as discussed further below).

Vermilion believes the DSU Plan provides an effective retention mechanism in the competitive international environment in which the Company operates, and it is aligned with the best governance practice. In addition, the reduced rolling reserve of 3.5% demonstrates our commitment to minimizing potential dilution.

Summary of the DSU Plan

The following is a summary of the DSU Plan providing for the grant of DSUs.

The principal purposes of the DSU Plan are to: (i) strengthen the ability of the Company and its affiliates to retain qualified non-employee directors and other specified non-employee service providers which the Company and its affiliates require; (ii) provide a competitive long-term incentive program to attract qualified non-employee directors and other specified non-employee service providers which the Company and its affiliates require; and (iii) promote a proprietary interest in the Company through share ownership thereby aligning the interests of non-employee directors and other specified non-employee service providers with shareholders.

The DSU Plan provides for grants of DSUs to Designated Participants. A Designated Participant is required to elect (in respect of each calendar year) the amount of his or her annual retainer or fee (annual remuneration) to be received in that particular calendar year in the form of DSUs, cash, or Common Shares purchased on the secondary market, or a combination thereof. A Designated Participant is required to elect to receive a minimum 50% of his or her annual remuneration in the form of DSUs if that Designated Participant is subject to share ownership requirements specified in the policies of the Company and has not yet met those share ownership requirements (and is required to elect to receive a minimum of 25% of his or her annual remuneration in the form of DSUs if those share ownership requirements have been met). A Designated Participant that fails to elect by the specified deadline is deemed to have elected to receive all of that Designated Participant’s annual remuneration in the form of DSUs. Under the DSU

Plan annual remuneration is the annual retainer or fee payable. Pursuant to an amendment approved by our Board in February, 2019, a Designated Participant may elect to receive DSUs in respect of any meeting fees payable to a Designated Participant.

The grant date with respect to a DSU is the last day of each calendar quarter in a particular calendar year (except in the case of the last calendar quarter where the grant date with respect to a DSU will be December 15) (the “Grant Date”).

The Company will maintain or cause to be maintained a DSU account for each Designated Participant (“DSU Account”) and DSUs will be credited to that DSU Account as of the applicable Grant Date, with the number of DSUs to be so credited determined by dividing the portion of the Designated Participant’s Annual Remuneration (and Meeting Fees, as applicable) for the applicable calendar year elected to be received in the form of DSUs by the Fair Market Value (as defined in the DSU Plan) per Common Share on the particular quarterly Grant Date (subject to pro-ration in respect of a particular Designated Participant that ceased to be a Designated Participant in that particular calendar quarter). In all cases, DSUs automatically vest on the Grant Date and have the same value on that Grant Date as the cash amount of the Designated Participant’s Annual Remuneration (and Meeting Fees, as applicable) for which DSUs are being granted.

DSUs granted under the DSU Plan may be settled, at the election of the Board, with Common Shares, cash, or a combination of Common Shares and cash. Any Common Shares to be delivered to a Designated Participant in settlement of a DSU may be acquired through the facilities of the applicable exchange or, issued by the Company from treasury. In accordance with TSX requirements, shareholders were required to approve the DSU Plan in 2019, and unallocated entitlements under the DSU Plan are subject to shareholder approval every three years. The next shareholder approval of unallocated entitlements and the DSU Plan is scheduled for April, 2022.

A Designated Participant may, by notice to the Company (a “Redemption Notice”), elect up to two separate dates (each, a “Redemption Date”) on which all or a portion of the DSUs credited to his or her DSU Account will be redeemed. A Redemption Date cannot: (a) be prior to that Designated Participant’s date of termination (being the actual date a Designated Participant ceases to be a director or non-employee service provider to the Company or any affiliate, as applicable)(“Date of Termination”); (b) fall within a Black-Out Period (as defined in the DSU Plan); (c) be later than December 15 of the next calendar year after that Designated Participant’s Date of Termination (the “Redemption Deadline”); or (d) be before the date on which the Redemption Notice is filed with the Company.

Any amounts payable to a Designated Participant, including delivery of Common Shares or a cash payment (in either case less applicable tax withholdings), will be made as soon as practicable after a Redemption Date and no later than the applicable Redemption Deadline. All DSUs are automatically cancelled following payment or satisfaction of such DSUs.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page D-1

Schedules and Other Information

Among other limitations, the DSU Plan limits the number of Common Shares that may be issuable pursuant to outstanding DSUs granted under the DSU Plan:

>	The maximum number of Common Shares reserved for issuance under the DSU Plan and all other security-based compensation arrangements of the Company is 3.5% of the aggregate number of issued and outstanding Common Shares, calculated on an undiluted basis; provided that the Company shall not issue more than an aggregate of 300,000 Common Shares pursuant to the DSU Plan in any one calendar year. The number of Common Shares reserved for future awards does not include the dividend equivalent that will accumulate on the underlying grants.
>	In addition: (i) no one Designated Participant may be granted any DSUs which, together with all DSUs then held by such Designated Participant, would entitle such Designated Participant to receive a number of Common Shares which is greater than 5% of the outstanding Common Shares, calculated on an undiluted basis; and (ii) the number of Common Shares (A) issued to a Designated Participant and any other insiders of the Company, within any one-year period, and (B) issuable to a Designated Participant and any other insiders of the Company, at any time, in each case under the DSU Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares.

Under the DSU Plan, amendments: to cure any ambiguity, error or omission or correct any inconsistencies; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting the administration and eligibility for participating under the DSU Plan; respecting the U.S. terms and conditions and/or any DSU issued to a Designated Participant who is a citizen or resident of the United States to the extent necessary to comply with U.S. law; or that are of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).

In addition to the foregoing, under the DSU Plan:

>	Until Common Shares are delivered to a Designated Participant pursuant to any DSU or any election to receive Market Purchased Shares (as defined in the DSU Plan), as applicable, in accordance with the DSU Plan, the Designated Participant will not possess any incidents of ownership of such Common Shares.
>	If: Common Shares are changed through subdivision, consolidation, reclassification, amalgamation, merger or otherwise; rights are granted to shareholders to purchase Common Shares at prices substantially below fair market value; or as a result of any recapitalization, merger or consolidation, Common Shares are converted into or exchangeable for any other securities, the Board may (subject to any necessary TSX approval) make adjustments to the DSU Plan and any outstanding DSUs to prevent substantial dilution or enlargement of the rights granted to the Designated Participant thereunder.
>	DSUs may not be assigned, sold, transferred, pledged or charged, and Common Shares or cash payable pursuant to the DSU Plan shall only be paid to a Designated Participant personally except upon the death of a Designated Participant where such payment may be made to the estate or a beneficiary of the Designated Participant.
>	The Board may amend, suspend, terminate or discontinue the DSU Plan and DSUs at any time. Any amendment shall be subject to consent of the applicable regulatory authorities (including the TSX), and will take effect only with respect to DSUs granted after the effective date of such amendment (unless the Company and the Designated Participants to whom DSUs have been granted mutually consent to any such amendment applying to any outstanding DSUs). Without shareholder approval, no amendment may:
>	increase the maximum number of Common Shares issuable under the DSU Plan;
>	amend the limits on Designated Participant participation;
>	result in a material or unreasonable dilution in the number of outstanding Common Shares or any material benefit to a Designated Participant;
>	change the class of eligible participants to the DSU Plan which would have the potential of broadening or increasing participation by insiders of the Company;
>	amend the amendment provision of the DSU Plan; or
>	make any amendment to the DSU Plan that permits a Designated Participant to transfer DSUs to any person, other than in the case of the death of the Designated Participant.

The DSU Plan does not contain any provisions for financial assistance by Vermilion in respect of DSUs granted under the arrangement.

We announced in 2019 that we plan to phase-out the Dividend Reinvestment Plan (“DRIP”) by prorating the available DRIP shares by 25% each quarter starting in Q1 2020 until completely eliminated in Q4 2020. In anticipation of the DRIP phasing out, in March 2020 our Board approved amendments to the VIP, the DSU Plan, the Compensation Arrangement and the Savings Plan (collectively the “Plans”) to (i) include directly in these documents definitions that were previously incorporated by reference from the DRIP, and (ii) to make other minor corresponding changes respecting administration of the plans (including, with respect to the Savings Plan, the ability of employees to elect to receive dividends in cash in lieu of reinvesting dividends under the DRIP). As the Amendments relate to the administration of the Plans and are of a ‘housekeeping’ nature, the Board is authorised under the applicable amendment provisions of the Plans to approve the Amendments without further approval of our shareholders.

Page D-2 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Schedules and Other Information

Schedule “E” – Summary of Employee Bonus Plan

A summary of the Bonus Plan is set forth below, and a full copy of the Bonus Plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

The Bonus Plan provides the employees of Vermilion and its subsidiaries with potential bonus compensation. The purposes of the plan are to attract and retain our employees, to make their compensation competitive with other opportunities in the marketplace, to incentivize them to strive to reach our business objectives and to align the interests of our employees with those of our shareholders.

Under the Bonus Plan, following an annual Board assessment of the performance of Vermilion and our employees, the Board designates employees to participate in the plan. Once participants are determined, the Board may then allocate a bonus to a participant in an amount determined by the Board in its sole discretion.

Payment and bonuses may be made in cash, Common Shares or a combination of cash and shares as determined by the Board in its sole discretion. Subject to exceptional circumstances, bonuses are typically paid as soon as reasonably practicable after the end of each calendar year following the Board’s determination of bonuses. Shares issued under the Bonus Plan are priced using the TSX five-day trading weighted average share price before the grant by the Board of a bonus. If Vermilion is in a blackout, the shares are priced on a date following the end of the blackout as determined by the Board.

Under the Bonus Plan, amendments: to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility for participation under the Bonus Plan; to change the terms and conditions on which bonuses may be or have been granted pursuant to the Bonus Plan; to change the termination provisions of the Bonus Plan which does not entail an extension beyond the original expiry date; or that of a “housekeeping nature” may be approved by the Board without shareholder approval (but with consent of the TSX).

The following are terms of the Bonus Plan:

>	Currently a maximum of 500,000 Common Shares per year are reserved for issuance under the Bonus Plan, representing 0.32% of Vermilion’s issued and outstanding Common Shares.
>	The number of Common Shares: (i) issued to insiders of the Company within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares.
>	Participation in the Bonus Plan does not confer any right to continued employment.
>	Participants whose employment is terminated (for or without cause) are not entitled to receive a bonus, including termination due to disability, death or other circumstances.
>	Vermilion may withhold from payments made under the Bonus Plan to comply with tax withholding obligations.
>	The Board may amend, suspend, terminate or discontinue the Bonus Plan at any time, provided that no amendment may, without shareholder approval:
>	amend the number of shares issuable under the Bonus Plan;
>	result in a material or unreasonable dilution in the number of outstanding shares or any material benefit to a participant; or
>	change the scope of eligible participants in a way that broadens or increases participation by insiders of Vermilion.

At the annual general meeting on April 25, 2019, shareholders approved an amendment to the Bonus Plan to reduce the rolling reserve to 3.5% of the total number of Common Shares issued and outstanding from time-to-time, calculated on an undiluted basis, subject to an annual cap of 500,000 Common Shares that may be issued under the Bonus Plan in any calendar year.

We announced in 2019 that we plan to phase-out the Dividend Reinvestment Plan (“DRIP”) by prorating the available DRIP shares by 25% each quarter starting in Q1 2020 until completely eliminated in Q4 2020. In anticipation of the DRIP phasing out, in March 2020 our Board approved amendments to the VIP, the DSU Plan, the Compensation Arrangement and the Savings Plan (collectively the “Plans”) to (i) include directly in these documents definitions that were previously incorporated by reference from the DRIP, and (ii) to make other minor corresponding changes respecting administration of the plans (including, with respect to the Savings Plan, the ability of employees to elect to receive dividends in cash in lieu of reinvesting dividends under the DRIP). As the Amendments relate to the administration of the Plans and are of a ‘housekeeping’ nature, the Board is authorised under the applicable amendment provisions of the Plans to approve the Amendments without further approval of our shareholders.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page E-1

Schedules and Other Information

Schedule “F” – Summary of Employee Share Savings Plan

A summary of the Savings Plan is set forth below, and a full copy of the Savings Plan is available on SEDAR at www.sedar.com under Vermilion’s profile (filed on March 20, 2019 under “Other Securityholders Documents”).

The Savings Plan allows full-time and part-time employees (including NEOs) of Vermilion to elect to contribute a portion of their earnings to the plan for the purchase of Common Shares of Vermilion. The amount that a participant may contribute ranges from a minimum of 1% to a maximum of 7% of a participant’s earnings. For each participant, Vermilion makes an employer contribution equal to 1.5 times the amount of each participant’s personal contribution. A participant may make excess contributions under the Savings Plan up to a maximum of such participant’s earnings; however, excess contributions do not receive a corresponding employer contribution by Vermilion.

The Savings Plan provides that, unless otherwise directed in writing by the Board, the plan agent shall use all or any combination of personal contributions, employer contributions (that are made in cash) and excess contributions to acquire Common Shares through normal market facilities, and where directed in writing by the Board, directly from Vermilion through issuances from treasury. Vermilion can also make employer contributions under the Savings Plan through the issuance of Common Shares from treasury instead of cash. Where (i) Common Shares are purchased through normal market facilities (solely or together with a portion issued from treasury) the market price of the shares for the purposes of the Savings Plan will be the weighted average through normal market facilities purchase price of the Common Shares purchased by the plan agent for such contribution period; or (ii) where all Common Shares are issued from treasury for a contribution period, the market price of the shares for the purposes of the Savings Plan will be issued at the weighted average trading price of the Common Shares on the TSX on the five trading days preceding the treasury issuance date.

Vermilion considers the Savings Plan an integral element of its compensation program for employees and officers, as it strengthens Vermilion’s ability to attract and retain qualified personnel and promotes investment in Vermilion, thereby aligning the interests of participating employees and officers with shareholders.

Other terms of the Savings Plan include:

>	Currently a maximum of 500,000 Common Shares per year are reserved for issuance under the Savings Plan, representing 0.32% of Vermilion’s issued and outstanding Common Shares.
>	The number of Common Shares: (i) issued to insiders of the Company, within any one-year period, and (ii) issuable to insiders of the Company, at any time, in each case under the Plan or when combined with all other security-based compensation arrangements of the Company, shall not exceed 10% of the Company’s total issued and outstanding Common Shares. The Board may, subject to approval of the TSX or such other exchange on which the Common Shares are listed and all other necessary regulatory and shareholder approvals, increase the maximum number of Common Shares issuable pursuant to the Plan.
>	A participant’s entitlement to make further personal contributions and excess contributions and to receive employer contributions in respect thereof shall terminate immediately if any of the following occur: (i) the participant becomes totally and permanently disabled; (ii) the participant ceases to be an employee of Vermilion, including by way of resignation, retirement or termination (with or without cause); or (iii) the participant dies. Upon the occurrence of any such event, Common Shares held on behalf of a participant may be transferred and registered as directed by the participant; sold with the net proceeds distributed to the participant; or, if the Common Shares are held in an RRSP account, transferred to another RRSP account (to the extent permitted by law).
>	If a participant sells or withdraws Common Shares under the plan that were acquired by or issued to the plan agent in respect of employer contributions within one year of the acquisition or issuance, the participant is not entitled to receive employer contributions under the Savings Plan for a period of 12 weeks thereafter.
>	Common Shares held by the plan agent on behalf of participants are at all times vested to such participants.
>	A participant is not entitled to transfer any interest in Common Shares held by the plan agent on behalf of such participant, subject to a participant’s right to terminate his or her participation in the Savings Plan.
>	Under the Savings Plan, amendments to cure any ambiguity, error or omission in the plan or correct any inconsistencies in the plan; that are necessary to comply with applicable law or the requirements of any stock exchange on which the Common Shares are listed; respecting administration and eligibility under the plan; or that of a “housekeeping nature”, may be approved by the Board without shareholder approval (but with consent of the TSX).
>	The Board may amend, suspend, terminate or discontinue the Savings Plan at any time, provided that, without shareholder approval, no amendment may:
>	amend the number of Common Shares issuable under the plan;
>	increase participation limits solely to the benefit of insiders of Vermilion; or
>	amend the amendment provision of the plan.

At the annual general meeting on April 25, 2019, shareholders approved an amendment to the Savings Plan to reduce the rolling reserve to 3.5% of the total number of Common Shares issued and outstanding from time-to-time, calculated on an undiluted basis, subject to an annual cap of 500,000 Common Shares that may be issued under the Savings Plan in any calendar year.

We announced in 2019 that we plan to phase-out the Dividend Reinvestment Plan (“DRIP”) by prorating the available DRIP shares by 25% each quarter starting in Q1 2020 until completely eliminated in Q4 2020. In anticipation of the DRIP phasing out, in March 2020 our Board approved amendments to the VIP, the DSU Plan, the Compensation Arrangement and the Savings Plan (collectively the “Plans”) to (i) include directly in these documents definitions that were previously incorporated by reference from the DRIP, and (ii) to make other minor corresponding changes respecting administration of the plans (including, with respect to the Savings Plan, the ability of employees to elect to receive dividends in cash in lieu of reinvesting dividends under the DRIP). As the Amendments relate to the administration of the Plans and are of a ‘housekeeping’ nature, the Board is authorised under the applicable amendment provisions of the Plans to approve the Amendments without further approval of our shareholders.

Page F-1 ■ Vermilion Energy Inc. ■ 2020 Management Proxy Circular

Schedules and Other Information

Schedule "G" – Advisory Statements

Natural gas volumes have been converted on the basis of six thousand cubic feet of natural gas to one barrel of oil equivalent. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

All oil and natural gas reserve information contained in this document has been prepared and presented in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities and the Canadian Oil and Gas Evaluation Handbook. The actual crude oil and natural gas reserves and future production will be greater than or less than the estimates provided in this document. The estimated future net revenue from the production of crude oil and natural gas reserves does not represent the fair market value of these reserves.

Financial data contained within this document are reported in Canadian dollars, unless otherwise stated.

This Circular includes references to certain financial measures which do not have standardized meanings prescribed by International Financial Reporting Standards (“IFRS”). This Circular also includes certain oil and gas metrics which do not have standardized meanings. These financial measures and oil and gas metrics are considered non-standardized measures or non-GAAP financial measures and therefore are unlikely to be comparable with similar measures presented by other issuers.

For additional information on non-standardized and non GAAP financial measures, please see the Management’s Discussion and Analysis, dated March 5, 2020, of Vermilion’s operating and financial results as at and for the three months and year ended December 31, 2019. A copy is available on SEDAR at www.sedar.com, on the EDGAR section of the SEC’s website at www.sec.gov and our website at www.vermilionenergy.com.

Forward looking Information

Certain statements included in this Circular may constitute forward looking statements or information under applicable securities legislation. Such forward looking statements are often, but not always, identified with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", or similar expressions. Forward looking statements in this document may include, but are not limited to: sources of funding for the coming year and the intended use of those funds; Vermilion’s business strategies and objectives; estimated volumes of reserves and resources; future production levels and the timing thereof; statements regarding changes to the calculation methods for performance-based awards; statements regarding the further integration of Vermilion’s sustainability materiality analysis into its Enterprise Risk Management process and Corporate Risk Register; statements regarding the outcome of matters to be voted upon at the Meeting and the outcome if such matters are (or are not) approved; statements regarding the impact of changes to Vermilion’s diversity policies; estimated FFO; and statements regarding the development of Vermilion’s geothermal and biogas projects in the Netherlands.

Such forward looking statements or information are based on a number of assumptions, all or any of which may prove to be incorrect. In addition to any other assumptions identified in this document,

assumptions have been made regarding, among other things: the ability of Vermilion to market crude oil, natural gas liquids, and natural gas successfully to current and new customers; future crude oil, natural gas liquids, and natural gas prices; and Vermilion’s ability to successfully implement its business plans and objectives. Although Vermilion believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements as Vermilion can give no assurance that such expectations will prove to be correct. Forward looking statements or information are based on current expectations, estimates, and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Vermilion. Many of these risks and uncertainties are beyond Vermilion’s control, and are discussed in Vermilion’s Annual Information Form for the year ended December 31, 2019, available on SEDAR at www.sedar.com or on our website at www.vermilionenergy.com.

The forward looking statements or information contained in this document are made as of the date hereof and Vermilion undertakes no obligation to update publicly or revise any forward looking statements or information, whether as a result of new information, future events, or otherwise, unless required by applicable securities laws.

Non-standardized and non-GAAP financial measures referenced in this document include:

After-tax cash flow recycle ratio: This non-standardized measure is calculated by dividing the fund flows from operations netback by the FD&A cost for the same period. This metric is used to assess the cash return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Compound annual growth rate (“CAGR”): This non-standardized measure is the growth rate from the beginning balance to the ending balance, assuming reinvestment at the end of each year of the observation period. It is essentially a number that describes the rate at which reserves would have grown if it had grown the same rate every year.

Fund flows from operations (“FFO”): This non-standardized financial measure is a measure of profit or loss in accordance with IFRS 8 “Operating Segments”. We analyze fund flows from operations both on a consolidated basis and on a business unit basis in order to assess the contribution of each business unit to our ability to generate cash necessary to pay dividends, repay debt, fund asset retirement obligations and make capital investments.

Fund flows from operations netback: A non-standardized financial measure calculated as fund flows from operations divided by total sales volume over the relevant period and expressed on a per boe basis. We assess the fund flows from operations netback on both a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third-party crude oil and natural gas producers.

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Schedules and Other Information

Fund flows from operations per share: This non-GAAP financial measure is calculated as fund flows from operations divided by the basic weighted average shares outstanding as defined under IFRS.

F&D costs (finding and development) and FD&A (finding, development and acquisition) costs: These non-standardized measures are calculated by dividing the applicable capital expenditures for the period, including the change in undiscounted future development capital (“FDC”), by the change in reserves, incorporating revisions and production, for the same period. F&D excludes the impact of acquisitions. F&D and FD&A are used to assess capital efficiency. In this document, F&D and FD&A are determined on a 2P (proved plus probable) reserve basis.

Operating netback: A non-GAAP financial measure calculated as sales less the sum of royalties, realized hedging gain or loss, transportation, operating expense and PRRT divided by total production over the relevant period and expressed on a per boe basis. We assess the operating netback on a consolidated basis and a business unit basis in order to compare the operational and financial performance of each business unit versus other business units and third party crude oil and natural gas producers prior to corporate expenses and income taxes.

Operating recycle ratio: Non-GAAP financial measure calculated by dividing the operating netback by the F&D cost for the same period. This metric is used to assess the operating return per boe produced versus the cost to replace those reserves (per boe) for a given period.

Payout: Non-GAAP measure defined as net dividends plus capital expenditures and asset retirement obligations settled. May be reflected as a percentage of fund flows from operations.

Production per share growth: Calculated as the change in production determined on a per weighted average shares outstanding basis over a predefined period of time, expressed as a compounded, annualized return percentage. Measuring production growth per share better reflects the interests of our existing shareholders by reflecting the dilutive impact of equity issuances.

This Circular includes certain market-based metrics which do not have standardized meanings and may not be comparable with similar metrics presented by other issuers. These market-based metrics include:

Relative total shareholder return (“TSR”): Calculated as the change in share price plus dividends declared, over a pre-determined period, expressed either as an absolute return percentage or as a compounded, annualized return percentage. This metric provides an objective assessment of relative performance over the specified time period.

Return on Capital Employed (“ROCE”): Calculated by dividing net earnings before interest and taxes ("EBIT") by average capital employed over the preceding twelve months. Capital employed is calculated as total assets less current liabilities while average capital employed is calculated using the current period balance sheet and the previous year-end balance sheet.

ABBREVIATIONS

boe	barrel of oil equivalent, including: crude oil, natural gas liquids and natural gas (converted on the basis of one boe for six mcf of natural gas)
boe/d	barrel of oil equivalent per day
mcf	thousand cubic feet
mmcf	million cubic feet
mmboe	million barrel of oil equivalent

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page G-2

Schedules and Other Information

Schedule "H" – VIRTUAL MEETING GUIDE

Attending the Annual General and Special Meeting (“AGM”) Electronically

This year we will be conducting a virtual AGM, giving you the opportunity to attend the AGM online, using your smartphone, tablet or computer.

You will be able to view a live webcast of the meeting, ask the board questions and submit your votes in real time.

Simply go to https://web.lumiagm.com/131477895 in your web browser (not a Google search) on your smartphone, tablet or computer. You will need the latest versions of Chrome, Safari, Edge or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

If you have voting rights, select “Login” and enter your username and password. If you don’t, select “Guest” and fill in the form.

You will be able to log into the site from 14:00 MDT, April 28, 2020. The AGM will start at 15:00 MDT.

Important Notice for Non-Registered Holders:

Non-registered holders (being shareholders who hold their shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary) who have not duly appointed themselves as proxy will not be able to attend or participate at the meeting.

If you are a non-registered holder and wish to attend and participate at the meeting, you should carefully follow the instructions set out on your voting information form and in the management information circular relating to the meeting, in order to appoint and register yourself as proxy.

In Order to Participate Online:

Before the meeting:

1.	Check that your browser for whichever device you are using is compatible. Visit https://web.lumiagm.com/131477895 on your smartphone, tablet or computer. You will need the latest version of Chrome, Safari, Internet Explorer 11, Edge or Firefox.
2.	All securityholders MUST register any 3rd party appointments at www.computershare.com/appoint. Failure to do so will result in the appointee not receiving login credentials.

Gather the information you need to access the online meeting:

Meeting ID: 131-477-895

Password: Vermilion2020

To log in, you must have the following information:

ñ	Registered Holders: The 15 digit control number provided on your form of proxy provided by Computershare, which constitutes your user name.
ñ	Appointed Proxy: The user name provided by Computershare via email, provided your appointment has been registered.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page H-1

Schedules and Other Information

Navigation

When successfully authenticated, the info screen will be displayed. You can view company information, ask questions and watch the webcast.

If you would like to watch the webcast press the broadcast icon.

If viewing on a computer, the webcast will appear at the side automatically once the meeting has started.

Voting

Once the voting has opened, the resolutions and voting choices will be displayed.

To vote, simply select your voting direction from the options shown on screen. A confirmation message will appear to show your vote has been received.

To change your vote, simply select another direction. If you wish to cancel your vote, please press Cancel.

Questions

Any voting member attending the meeting is eligible to ask questions.

If you would like to ask a question, select the messaging icon.

Messages can be submitted at any time during the Q&A session up until the Chair closes the session.

Type your message within the chat box at the bottom of the messaging screen.

Once you are happy with your message click the send button.

Questions sent via the Lumi AGM online platform will be moderated before being sent to the Chair.

Vermilion Energy Inc. ■ 2020 Management Proxy Circular ■ Page H-2

Corporate Information

Vermilion Stock Exchange Listings

Toronto Stock Exchange: VET

New York Stock Exchange: VET

Transfer Agent and Trustee

Computershare Trust Company of Canada

9th Floor, 100 University Avenue

Toronto, Ontario, Canada M5J 2Y1

Phone: 1.800.564.6253

Auditors

Deloitte LLP

Calgary, Alberta

Legal Counsel

Norton Rose Fulbright Canada LLP

Calgary, Alberta

Governance Documents

Vermilion’s governance documents are available at www.vermilionenergy.com.

Hard copies may be requested by emailing investor_relations@vermilionenergy.com.

Governance documents include our:

✓	Anti-Corruption Sanctions and Anti-Money Laundering Policy
✓	Articles of Amalgamation
✓	Board Operating Guidelines
✓	By-laws
✓	Committee Guidelines
✓	Code of Ethics
✓	Diversity Policy
✓	Majority Voting Policy
✓	Summary of Significant Corporate Governance Differences
✓	Terms of Reference for the Board
✓	Terms of Reference for the Chair of the Board
✓	Terms of Reference for the Lead Director
✓	Terms of Reference for the Directors
✓	Terms of Reference for the President and Chief Executive Officer
✓	Terms of Reference for the Audit Committee
✓	Terms of Reference for the Governance and Human Resources Committee
✓	Terms of Reference for the Health, Safety and Environment Committee
✓	Terms of Reference for the Independent Reserves Committee
✓	Terms of Reference for the Sustainability Committee
✓	Whistleblower Policy

A copy of Vermilion’s security-based compensation documents are filed on SEDAR at www.sedar.com under Vermilion’s profile (under “Other Securityholders Documents”).

✓	Vermilion Incentive Plan (filed March 20, 2019)
✓	Deferred Share Unit Plan (filed March 20, 2019)
✓	Five-Year Security-Based Compensation Arrangement (filed March 20, 2019)
✓	Employee Share Savings Plan (filed March 20, 2019)
✓	Employee Bonus Plan (filed March 20, 2019)

VISION

To be recognized as the best high dividend oil and gas producer using a value driven growth strategy.

MISSION

To consistently deliver superior rewards to investors, employees, partners and the communities in which we operate.

CORE VALUES

Excellence

We aim for exceptional results in everything we do.

Trust

At Vermilion, we operate with honesty and fairness, and can be counted on to do what we say we will.

Respect

We embrace diversity, value our people and believe every employee and business associate worldwide deserves to be treated with the utmost dignity and respect.

Responsibility

Vermilion continually shows its commitment to the care of our people and environment, and enrichment of the communities in which we live and work.